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RECD S.E.C.
JUN 2 8 2002
1086

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Federative Republic of Brazil
Exact name of registrant as specified in charter

0000205317
Registrant CIK Number

PROCESSED
JUL 1 5 2002
THOMSON FINANCIAL

Exhibit C to Form 18-K for fiscal year ended December 31, 2001
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-81140
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil, on June 28 2002.

Federative Republic of Brazil

By: [signature]
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury of Brazil

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Commission Exhibit C to the Registrant's Annual Report on Form 18-K for the year ended December 31, 2001 pursuant to new Rule 306(c) under the Securities Act of 1933, as amended.

EXHIBIT INDEX

EXHIBIT A

LEI Nº 10.407, DE 10 DE JANEIRO DE 2002.

Mensagem de Veto

Estima a receita e fixa a despesa da União para o exercício financeiro de 2002.

O PRESIDENTE DA REPÚBLICA Faço saber que o Congresso Nacional decreta e eu sanciono a seguinte Lei:

CAPÍTULO I

DAS DISPOSIÇÕES PRELIMINARES

Art. 1º Esta Lei estima a receita e fixa a despesa da União para o exercício financeiro de 2002, nos termos do art. 165, § 5º, da Constituição e do art. 6º da Lei nº 10.266, de 24 de julho de 2001, Lei de Diretrizes Orçamentárias para o exercício de 2002 - LDO 2002, compreendendo:

I - o Orçamento Fiscal referente aos Poderes da União, seus fundos, órgãos e entidades da Administração Federal direta e indireta, inclusive fundações instituídas e mantidas pelo Poder Público;

II - o Orçamento da Seguridade Social, abrangendo todas as entidades e órgãos a ela vinculados, da Administração Federal direta e indireta, bem como os fundos e fundações instituídos e mantidos pelo Poder Público; e

III - o Orçamento de Investimento das empresas em que a União, direta ou indiretamente, detém a maioria do capital social com direito a voto.

CAPÍTULO II

DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL

SEÇÃO I

DA ESTIMATIVA DA RECEITA

Art. 2º A receita total estimada nos orçamentos Fiscal e da Seguridade Social é de R$ 650.409.607.960,00 (seiscentos e cinqüenta bilhões, quatrocentos e nove milhões, seiscentos e sete mil e novecentos e sessenta reais), discriminada conforme o Quadro I, em anexo, sendo especificadas nos incisos a receita de cada orçamento e a proveniente da emissão de títulos destinada ao refinanciamento da dívida pública, em observância ao disposto no art. 5º, § 2º da Lei Complementar nº 101, de 4 de maio de 2000, Lei de Responsabilidade Fiscal - LRF:

I - R$ 280.103.692.688,00 (duzentos e oitenta bilhões, cento e três milhões, seiscentos e noventa e dois mil e seiscentos e oitenta e oito reais) do Orçamento Fiscal, excluída a receita de que trata o inciso III deste artigo, e incluída a parcela de contribuições sociais desvinculada por força da Emenda Constitucional nº 27, de 21 de março de 2000, no valor de R$ 20.273.838.099,00 (vinte bilhões, duzentos e setenta e três milhões, oitocentos e trinta e oito mil e noventa e nove reais);

II - R$ 149.838.221.199,00 (cento e quarenta e nove bilhões, oitocentos e trinta e oito milhões, duzentos e vinte e um mil e cento e noventa e nove reais) do Orçamento da Seguridade Social; e

III - R$ 220.467.694.073,00 (duzentos e vinte bilhões, quatrocentos e sessenta e sete milhões, seiscentos e noventa e quatro mil e setenta e três reais), correspondentes ao refinanciamento da dívida pública federal, interna e externa.

SEÇÃO II

DA FIXAÇÃO DA DESPESA

Art. 3º A despesa total fixada nos orçamentos Fiscal e da Seguridade Social é de R$ 650.409.607.960,00 (seiscentos e cinqüenta bilhões, quatrocentos e nove milhões, seiscentos e sete mil, novecentos e sessenta reais), distribuída entre os órgãos orçamentários conforme Quadro II, em anexo, sendo especificadas nos incisos a despesa de cada orçamento e a relativa ao refinanciamento da dívida pública, em observância ao disposto no art. 5º, § 2º, da Lei de Responsabilidade Fiscal e no art. 50 da Lei de Diretrizes Orçamentárias 2002:

I - R$ 262.889.149.037,00 (duzentos e sessenta e dois bilhões, oitocentos e oitenta e nove milhões, cento e quarenta e nove mil e trinta e sete reais) do Orçamento Fiscal, excluídas as despesas de que trata o inciso III, *alínea "a", deste artigo;*

II - R$ 167.052.764.850,00 (cento e sessenta e sete bilhões, cinqüenta e dois milhões, setecentos e sessenta e quatro mil e oitocentos e cinqüenta reais) do Orçamento da Seguridade Social, excluídas as despesas de que trata o inciso III, alínea "b", deste artigo; e

III - R$ 220.467.694.073,00 (duzentos e vinte bilhões, quatrocentos e sessenta e sete milhões, seiscentos e noventa e quatro mil e setenta e três reais), correspondentes ao refinanciamento da dívida pública federal, interna e externa, sendo:

a) R$ 220.178.617.902,00 (duzentos e vinte bilhões, cento e setenta e oito milhões, seiscentos e dezessete mil e novecentos e dois reais) constantes do Orçamento Fiscal; e

b) R$ 289.076.171,00 (duzentos e oitenta e nove milhões, setenta e seis mil e cento e setenta e um reais) constantes do Orçamento da Seguridade Social.

Parágrafo único. Dos montantes fixados nos incisos II e III, alínea "b", deste artigo, relativos ao Orçamento da Seguridade Social, parcela de R$ 17.503.619.822,00 (dezessete bilhões, quinhentos e três milhões, seiscentos e dezenove mil e oitocentos e vinte e dois reais) será custeada com recursos do Orçamento Fiscal.

SEÇÃO III

DA AUTORIZAÇÃO PARA ABERTURA DE CRÉDITOS SUPLEMENTARES

Art. 4º Fica o Poder Executivo autorizado a abrir créditos suplementares, observados os limites e condições estabelecidos neste artigo e desde que demonstrada, no decreto de abertura, a compatibilidade das alterações promovidas na programação orçamentária com a meta de resultado primário estabelecida no Anexo de Metas Fiscais da Lei de Diretrizes Orçamentárias 2002, para suplementação de dotações consignadas:

I - a cada subtítulo, até o limite de dez por cento do respectivo valor, mediante a utilização de recursos provenientes:

a) da anulação parcial de dotações, limitada a dez por cento do valor do subtítulo objeto da anulação;

b) da reserva de contingência, nas situações previstas no art. 5º, III, da Lei de Responsabilidade Fiscal;

c) de excesso de arrecadação de receitas diretamente arrecadadas, desde que para alocação nos mesmos subtítulos em que os recursos dessas fontes foram originalmente programados.

II – aos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", mediante utilização de recursos provenientes da anulação de dotações consignadas a esses grupos, no âmbito do mesmo subtítulo, sendo a suplementação limitada a vinte por cento da soma das dotações;

III – para o atendimento de despesas com sentenças judiciais transitadas em julgado, inclusive aquelas consideradas de pequeno valor nos termos da legislação vigente, mediante a utilização de recursos provenientes:

a) da reserva de contingência;

b) da anulação de dotações consignadas a grupos de despesas no âmbito do mesmo subtítulo; e

c) da anulação de dotações consignadas para esta finalidade em outra unidade orçamentária.

IV – para o atendimento de despesas com juros e encargos da dívida, mediante a utilização de recursos provenientes da anulação de dotações consignadas a essa finalidade ou à amortização da dívida na mesma unidade orçamentária, obedecidas as vinculações previstas na legislação vigente;

V – para o atendimento de despesas com a amortização da dívida pública federal, mediante a utilização de recursos provenientes:

a) da anulação de dotações consignadas a essa finalidade ou ao pagamento de juros e encargos da dívida na mesma unidade orçamentária;

b) do excesso de arrecadação de receita do Tesouro Nacional decorrente do pagamento de participações e dividendos pelas entidades integrantes da Administração Pública Federal indireta, inclusive os relativos a lucros acumulados em exercícios anteriores;

c) do superávit financeiro da União, apurado no balanço patrimonial do exercício de 2001, nos termos do art. 43, § 2º, da Lei nº 4.320, de 1964, observado e demonstrado previamente o disposto no parágrafo único do art. 8º da Lei de Responsabilidade Fiscal.

VI - para o atendimento de despesas com o cumprimento do disposto no Anexo da Lei Complementar nº 87, de 13 de setembro de 1996, alterado pela Lei Complementar nº 102, de 11 de julho de 2000, mediante a utilização de recursos decorrentes da emissão de títulos de responsabilidade do Tesouro Nacional;

VII - para o atendimento das despesas com pessoal e encargos sociais, mediante a utilização de recursos oriundos da anulação de dotações consignadas a esse grupo de despesa no âmbito de cada Poder e do Ministério Público;

VIII - para o pagamento de benefícios a servidor público admitido no exercício de 2002, mediante a utilização de recursos alocados ao Ministério do Planejamento, Orçamento e Gestão no GND "3 – Outras Despesas Correntes" do subtítulo "Pagamento de Pessoal Decorrente de Provimentos por Meio de Concurso Público no âmbito do Poder Executivo – Nacional";

IX - a subtítulos nos quais foram alocadas receitas de operações de crédito previstas nesta Lei, mediante utilização de recursos decorrentes de variação monetária ou cambial relativas a essas operações;

X – para o atendimento de despesas, no caso de empresas públicas e sociedades de economia mista integrantes dos orçamentos Fiscal e da Seguridade Social, com as mesmas ações em execução no ano de 2001, mediante a utilização do respectivo superávit financeiro apurado no balanço patrimonial do exercício anterior, nos termos do art. 43, § 2º, da Lei nº 4.320, de 1964, observados os saldos orçamentários dos respectivos subtítulos aprovados no exercício anterior;

XI - a subtítulos aos quais possam ser alocados recursos oriundos de doações e convênios, observada a destinação prevista no instrumento respectivo.

§ 1º Na utilização dos recursos para suplementação de dotações deverá ser observado o disposto no parágrafo único do art. 8º da Lei de Responsabilidade Fiscal.

§ 2º Na suplementação de dotações deverá ser observado o disposto no art. 40, § 8º, da Lei de Diretrizes Orçamentárias 2002.

Art. 5º Fica o Poder Executivo autorizado a abrir créditos suplementares à conta de recursos de excesso de arrecadação, nos termos do art. 43, § 1º, inciso II, e §§ 3º e 4º da Lei nº 4.320, de 1964, destinados:

a) a transferências aos Estados, ao Distrito Federal e aos Municípios, decorrentes de vinculações constitucionais ou legais;

b) aos fundos constitucionais de financiamento do Norte, Nordeste e Centro-Oeste, nos termos da Lei nº 7.827, de 27 de setembro de 1989; e

c) ao Fundo de Amparo ao Trabalhador - FAT, mediante a utilização de recursos originários das contribuições para o Programa de Integração Social - PIS e o de Formação do Patrimônio do Servidor Público - PASEP, inclusive da parcela destinada nos termos do art. 239, § 1º, da Constituição.

CAPÍTULO III

DO ORÇAMENTO DE INVESTIMENTO

SEÇÃO I

DA ABRANGÊNCIA DO ORÇAMENTO DE INVESTIMENTO

Art. 6º (VETADO)

SEÇÃO II

DAS FONTES DE FINANCIAMENTO

Art. 7º As fontes de recursos para financiamento das despesas do Orçamento de Investimento somam R$ 21.362.286.746,00 (vinte e um bilhões, trezentos e sessenta e dois milhões, duzentos e oitenta e seis mil e setecentos e quarenta e seis reais), sendo especificadas no Quadro III, em anexo.

Parágrafo único. É vedado às entidades constantes do Orçamento de Investimento contraírem dívidas junto a empreiteiras, fornecedores ou instituições financeiras para compensar frustração de receita.

SEÇÃO III

DA FIXAÇÃO DA DESPESA

Art. 8º A despesa do Orçamento de Investimento é fixada em R$ 21.362.286.746,00 (vinte e um bilhões, trezentos e sessenta e dois milhões, duzentos e oitenta e seis mil e setecentos e quarenta e seis reais), distribuída por órgão orçamentário conforme Quadro IV, em anexo.

SEÇÃO IV

DA AUTORIZAÇÃO PARA ABERTURA DE CRÉDITOS SUPLEMENTARES

Art. 9º Fica o Poder Executivo autorizado a abrir créditos suplementares, observados os limites e condições estabelecidos neste artigo e desde que demonstrada, no decreto de abertura, a compatibilidade das alterações promovidas na programação orçamentária com a meta de resultado primário estabelecida no art. 18 da Lei de Diretrizes Orçamentárias 2002, para as seguintes finalidades:

I – suplementação de subtítulo, até o limite de dez por cento do respectivo valor, mediante geração adicional de recursos ou anulação parcial de dotações orçamentárias da mesma empresa;

II – para o atendimento de despesas relativas a ações financiadas com recursos transferidos pelo Tesouro Nacional aprovadas em exercícios anteriores e em execução no exercício de 2002, mediante a utilização do saldo desses recursos pela correspondente empresa;

III - para realizar as correspondentes alterações no Orçamento de Investimento, decorrentes da abertura de créditos suplementares ou especiais aos Orçamentos Fiscal e da Seguridade Social.

CAPÍTULO IV

DA AUTORIZAÇÃO PARA CONTRATAÇÃO DE OPERAÇÕES DE CRÉDITO E EMISSÃO DE TÍTULOS DA DÍVIDA AGRÁRIA

Art.10. Em cumprimento ao disposto no art. 32, § 1º, I, da Lei de Responsabilidade Fiscal, fica autorizada a contratação das operações de crédito incluídas nesta Lei, nos termos do art. 27 da Lei de Diretrizes Orçamentárias 2002, sem prejuízo ao que estabelece o art. 52, V, da Constituição, no que se refere às operações de crédito externas.

Parágrafo único. (VETADO)

Art.11. Fica o Poder Executivo autorizado a emitir até 13.090.800 (treze milhões, noventa mil e oitocentos) Títulos da Dívida Agrária para atender ao programa de reforma agrária no exercício, nos termos do art. 184 da Constituição, vedada a emissão com prazos decorridos ou inferiores a cinco anos.

CAPÍTULO V

DAS DISPOSIÇÕES FINAIS

Art.12. Nos termos do art. 83, § 7º, da Lei de Diretrizes Orçamentárias 2002, é vedada a execução orçamentária e financeira dos contratos, convênios, parcelas ou subtrechos relacionados a obras ou serviços que apresentem indícios de irregularidades graves, apontados pelo Tribunal de Contas da União, constantes do Quadro VII, em anexo, até deliberação em contrário da Comissão Mista de Planos, Orçamentos Públicos e Fiscalização - CMO e do Congresso Nacional.

§ 1º A vedação referida no *caput* abrange todos os programas de trabalho dos Orçamentos Fiscal, da Seguridade Social e de Investimento das estatais, inclusive as alterações ocorridas no exercício por meio de créditos adicionais, e a execução financeira, em 2002, das respectivas despesas inscritas em Restos a Pagar, no exercício de 2001 e nos anteriores.

§ 2º Quando não constar a indicação de contratos, convênios, parcelas ou subtrechos em programa de trabalho constante do Quadro VII, em anexo, fica vedada a execução do crédito orçamentário do subtítulo correspondente.

§ 3º A deliberação da Comissão de que trata o *caput* será tomada com fundamento em informações prestadas, pelo Tribunal de Contas da União, sobre as medidas saneadoras das irregularidades apontadas.

§ 4º O Tribunal de Contas da União e os órgãos de controle interno de cada um dos Poderes farão o acompanhamento da aplicação dos recursos nos estritos termos deste artigo, certificando-se de que nenhum dos contratos, convênios, parcelas ou subtrechos, em que tenham sido apontados indícios de irregularidades graves, recebam quaisquer recursos orçamentários, informando ao Congresso Nacional as ilegalidades eventualmente verificadas, sem prejuízo das providências cabíveis.

Art. 13. (VETADO)

Art. 14. A execução dos créditos orçamentários constantes dos anexos a esta Lei obedecerá os princípios constitucionais da impessoalidade e moralidade na Administração Pública, não podendo ser utilizada com o objetivo de influir, direta ou indiretamente, na apreciação de proposições legislativas em tramitação no Congresso Nacional.

Parágrafo único. (VETADO)

Art. 15. (VETADO)

Art. 16. (VETADO)

Art. 17. (VETADO)

Art. 18. (VETADO)

Art. 19. (VETADO)

Art. 20. A Secretaria da Receita Federal e o Instituto Nacional de Seguro Social deverão publicar no Diário Oficial da União, mensalmente, relatório contendo:

I – comparativo da arrecadação mensal realizada das receitas federais, segundo as categorias e critérios utilizados nesta Lei, com as respectivas estimativas mensais constantes dos demonstrativos encaminhados juntamente com a proposta orçamentária, nos termos do inciso VII, alíneas "a", "h" e "i", do anexo à Lei de Diretrizes Orçamentárias 2002 denominado Relação das Informações Complementares ao Projeto de Lei Orçamentária;

II – a previsão atualizada da arrecadação mês a mês, elaborada em consonância com as respectivas reestimativas de arrecadação no exercício;

III – avaliação da evolução das receitas, explicitando os fatores e parâmetros que influenciaram os resultados.

Art. 21. (VETADO)

Art. 22. Havendo modificações na metodologia de apuração do resultado primário, ou nos critérios de classificação de receitas e despesas, o respectivo código identificador – RP constante do detalhamento dos créditos orçamentários desta Lei, poderá ser alterado por portaria do Ministro do Planejamento, Orçamento e Gestão.

Art. 23. Integram esta Lei, nos termos do art. 8º da Lei de Diretrizes Orçamentárias 2002, os anexos contendo a programação de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários, a discriminação da legislação da receita e da despesa, os quadros orçamentários consolidados definidos no § 1º, incisos I a XV do referido art. 8º e os seguintes:

I – Quadro I, contendo a discriminação da receita estimada nos orçamentos Fiscal e da Seguridade Social, por categoria econômica e fonte;

II – Quadro II, contendo a distribuição da despesa fixada nos orçamentos Fiscal e da Seguridade Social por órgão orçamentário;

III – Quadro III, contendo a discriminação das fontes de financiamento do Orçamento de Investimento;

IV – Quadro IV, contendo a distribuição da despesa fixada no Orçamento de Investimento por órgão orçamentário;

V - Quadro V, contendo a margem de expansão das despesas obrigatórias de caráter continuado, atualizada, conforme estabelece o art. 8º, § 11, da Lei de Diretrizes Orçamentárias 2002;

VI - Quadro VI, contendo as autorizações específicas de que trata o art. 169, § 1º, I, da Constituição, relativas a despesas de pessoal, conforme estabelece o art. 59 da Lei de Diretrizes Orçamentárias 2002;

VII – Quadro VII, contendo a relação das obras com indícios de irregularidades graves apontadas pelo Tribunal de Contas da União.

Art. 24. Esta Lei entra em vigor na data de sua publicação.

Brasília, 10 de janeiro de 2002; 181º da Independência e 114º da República.

FERNANDO HENRIQUE CARDOSO
Martus Tavares

Este texto não substitui o publicado no D.O.U. de 11.1.2002

MENSAGEM Nº 22, DE 10 DE JANEIRO DE 2002.

Senhor Presidente do Senado Federal,

Comunico a Vossa Excelência que, nos termos do § 1º do art. 66 da Constituição Federal, decidi vetar parcialmente, por inconstitucionalidade e por contrariar o interesse público, o Projeto de Lei nº 32, de 2001 - CN, que "Estima a receita e fixa a despesa da União para o exercício financeiro de 2002".

Ouvido, o Ministério do Planejamento, Orçamento e Gestão assim se manifestou:

Art. 6ª

"Art. 6º O Orçamento de Investimento abrange as empresas em que a *União, direta ou indiretamente, detém a maioria do capital social com* direito a voto, excluídas aquelas integrantes dos Orçamentos Fiscal e da Seguridade Social, nos termos do art. 6º da Lei de Diretrizes Orçamentárias 2002."

Parágrafo único do art. 10

"Art. 10..

Parágrafo único. No prazo de sessenta dias após a publicação desta Lei, o Poder Executivo encaminhará ao Congresso Nacional a relação das operações a que se refere este artigo, especificando o agente financeiro, a finalidade, o valor da operação e a respectiva programação constante desta Lei."

Parágrafo único do art. 14

"Art. 14. ....

Parágrafo único. No mesmo prazo de publicação do Relatório Resumido da Execução Orçamentária, de que trata o art. 52 da Lei de Responsabilidade *Fiscal, os órgãos setoriais de planejamento e* orçamento encaminharão à CMO relatório contendo as seguintes informações:

a) demonstrativo do fluxo mensal de liberação de recursos orçamentários e financeiros, acompanhado de análise de sua evolução;

b) demonstrativo da compatibilidade da execução financeira e orçamentária com os critérios de que trata o art. 34, § 9º, da Lei de Diretrizes Orçamentárias 2002."

Art. 15

"Art. 15. Ressalvadas as restrições de ordem técnica e legal, a execução da programação de trabalho constante desta Lei e de seus créditos adicionais não poderá ser objeto de outras limitações que não sejam as fixadas nos decretos editados pelo Poder Executivo nos estritos termos dos arts. 8º e 9º da Lei de Responsabilidade Fiscal e, nesse último caso, nos atos dos Poderes Legislativo e Judiciário e do Ministério Público."

Art. 16

"Art. 16. Em até 15 dias após a publicação do ato previsto no art. 67 da Lei de Diretrizes Orçamentárias 2002, os órgãos setoriais de planejamento e orçamento encaminharão à CMO relatório contendo as seguintes informações:

a) avaliação das conseqüências da limitação de empenho e movimentação financeira estabelecida no decreto editado para os fins do art. 9º da Lei de Responsabilidade Fiscal sobre a execução das ações do respectivo Ministério;

b) distribuição dos limites orçamentário e financeiro entre os programas e respectivas ações procedidas por ato do próprio Ministério."

Art. 17

"Art. 17. As solicitações de créditos adicionais que não possam ser abertos por decreto, conforme autorização contida nos arts. 4º e 9º desta Lei, ou por medida provisória, serão consolidadas e constituirão dois projetos de lei, para cada modalidade de crédito e para as despesas de pessoal, nos termos do art. 40, §§ 2º e 3º, da Lei de Diretrizes Orçamentárias 2002, sendo o primeiro apresentado até o dia 15 de maio de 2002 e, o segundo, até 15 de outubro.

§ 1º Em casos excepcionais, a CMO poderá aprovar projeto de lei de créditos adicionais para atendimento de situações específicas, devidamente justificadas na mensagem de encaminhamento, observado o prazo estabelecido no art. 40, § 6º, da Lei de Diretrizes Orçamentárias 2002.

§ 2º A mensagem que encaminhar projeto de lei ou medida provisória para abertura de créditos adicionais deverá conter demonstrativo da compatibilidade das alterações promovidas na programação orçamentária com a meta de resultado primário estabelecida na Lei de Diretrizes Orçamentárias 2002."

Art. 18

"Art. 18. Na audiência pública de que trata o art. 9º, § 4º, da Lei de Responsabilidade Fiscal será demonstrado o impacto estimado nas metas fiscais estabelecidas na Lei de Diretrizes Orçamentárias 2002 decorrente do conjunto das alterações promovidas na lei orçamentária por meio de créditos adicionais, abertos por decreto, projeto de lei e medida provisória."

Art. 19

"Art. 19. No prazo e nos termos especificados no art. 67, §§ 1º e 3º, da Lei de Diretrizes Orçamentárias 2002, o Poder Executivo encaminhará ao Congresso Nacional relatório sobre a reestimativa de receitas e, se demonstrado que em razão da aprovação do Projeto de Lei nº 4.177/2001, que dispõe sobre a tabela do imposto de renda das pessoas físicas, a realização da receita poderá não comportar o cumprimento da meta de resultado primário, proporá medidas compensatórias adicionais à limitação de empenho e movimentação financeira prevista no art. 9º da

Lei de Responsabilidade Fiscal.

Parágrafo único. Na ocorrência da hipótese prevista no *caput*, como medida compensatória excepcional, fica o Poder Executivo autorizado a restituir no primeiro trimestre de 2003 até cinqüenta por cento dos valores devidos aos contribuintes pessoas físicas relativos às declarações de imposto de renda do exercício de 2002, ano-calendário de 2001, corrigidos pela taxa SELIC."

Art. 21

"Art. 21. As despesas obrigatórias de caráter continuado previstas no art. 17 da Lei de Responsabilidade Fiscal e listadas no anexo de que trata o art. 2º, § 2º, da Lei de Diretrizes Orçamentárias 2002 constituem obrigações legais para fins de aplicação do disposto no art. 9º, § 2º, da Lei de Responsabilidade Fiscal."

Razões dos vetos

"A Constituição estabelece, no art. 165, § 8º, que "a lei orçamentária anual não conterá dispositivo estranho à previsão da receita e à fixação da despesa, não se incluindo na proibição a autorização para abertura de créditos suplementares e contratação de operações de crédito, ainda que por antecipação de receita, nos termos da lei". Nesse contexto, tais dispositivos, ao disporem sobre matéria que extrapola este conteúdo, são inconstitucionais, motivo pelo qual proponho a presente oposição de veto.

Como exemplo, pode-se citar que a matéria constante do art. 6º é objeto do art. 165, § 5º, inciso II da Constituição e encontra-se devidamente disciplinada nos arts. 6º e 48 da Lei nº 10.266, de 24 de julho de 2001, Lei de Diretrizes Orçamentárias, sendo esta a lei competente para estabelecer normas relativas a este assunto.

Da mesma forma, o § 2º do art. 9º da Lei Complementar nº 101, de 4 de maio de 2000, estabelece que é de competência da Lei de Diretrizes Orçamentárias disciplinar a matéria de que trata o art. 21 do presente projeto de lei, a qual está devidamente disciplinada no § 2º do art. 2º da mencionada Lei.

Cabe destacar, ainda, que os parágrafos únicos dos arts. 10 e 14 e os arts. 16 e 19, além dos vícios de inconstitucionalidade, por tratarem de matéria estranha à lei orçamentária, também contrariam o interesse público.

Com relação ao parágrafo único do art. 10, este cria exigências que não podem ser totalmente atendidas no prazo em questão. Mais especificamente, no que se refere aos novos contratos, muitas vezes a definição do agente financeiro, bem como do valor da operação, fica pendente por prazo superior ao definido no dispositivo em destaque.

O parágrafo único do art. 14 e o art. 16 contrariam o interesse público, na medida em que determinam que o encaminhamento das informações alusivas aos mencionados dispositivos seja feito diretamente pelos órgãos setoriais do Sistema de Planejamento e de Orçamento, podendo ocasionar a descoordenação das ações de gestão no âmbito do Poder

Executivo, além de estabelecer prazos incompatíveis com as exigências propostas.

Quanto ao disposto no art. 19, mesmo visando a compatibilização da arrecadação com o cumprimento da meta de resultado primário, possibilitando, inclusive, a dilação do prazo para restituição do imposto de renda do exercício de 2002, contraria o interesse público, na medida em que essa prorrogação poderá acarretar prejuízo ao contribuinte.

Além das proposições anteriores, de iniciativa desta Pasta, o Ministério das Comunicações apresenta proposta de veto ao art. 13 do projeto, pelas seguintes razões:

Art. 13

"Art.13. É vedada a execução orçamentária e financeira dos subtítulos a seguir relacionados, referentes a serviços que apresentaram indícios de irregularidades graves apontados pelo Tribunal de Contas da União, até deliberação em contrário da Comissão Mista de Planos, Orçamentos Públicos e Fiscalização - CMO e do Congresso Nacional:

I – 24.722.0257.1319.0001 - Implantação de Acessos aos Serviços de Telecomunicações em Instituições de Saúde Pública/Nacional;

II – 24.722.0257.1321.0001 - Implantação de Acessos aos Serviços de Telecomunicações nos Estabelecimentos Públicos de Ensino e Bibliotecas Públicas/Nacional;

III - 24.722.0257.1323.0001 - Implantação de Acessos aos Serviços de Telecomunicações onde o custo dos serviços não possa ser recuperado com sua exploração comercial/Nacional.

Parágrafo único. Aplicam-se aos subtítulos referidos no *caput* as demais normas previstas no art. 12 desta Lei, no que lhes for aplicável."

Razões do veto

"As aplicações do Fundo de Universalização dos Serviços de Telecomunicações-Fust são da maior relevância social, uma vez que têm por finalidade viabilizar, para todos os cidadãos brasileiros, acesso aos mais modernos meios de comunicação, contribuindo para eliminar os riscos da chamada "exclusão digital", processo que, se não estancado o quanto antes, poderia deixar parcela expressiva de nossa população à margem dos principais avanços no mundo.

A vedação inserida no art. 13, conforme se depreende do próprio texto, se fundamenta em suposição de que as aplicações do Fust apresentaram indícios de irregularidade, o que de fato não ocorreu. Por esse motivo, não há qualquer razão para discriminar as despesas do Fust em relação às demais despesas da União, submetendo-as a avaliação prévia da Comissão Mista de Planos, Orçamentos Públicos e Fiscalização - CMO e do Congresso Nacional, conforme prevê o citado artigo, retardando a execução dos programas do Fundo.

Cabe mencionar que somente foi publicado o Edital de Licitação nº 001/2001-SPB/ANATEL, que tem por objeto a utilização de parcela dos recursos relativos ao subtítulo 24.722.0257.1321.0001 - Implantação de

Acessos aos Serviços de Telecomunicações nos Estabelecimentos Públicos de Ensino e Bibliotecas Públicas/Nacional. Outras ações que vierem a ser realizadas com os recursos do mesmo subtítulo, como as relativas às bibliotecas públicas assim como todas aquelas vinculadas aos outros dois subtítulos mencionados nos incisos do art. 13, ainda não tiveram seus editais publicados, de forma que sobre elas não pesa qualquer questionamento. Adicionalmente, o edital publicado atendeu às disposições da Instrução nº-27 do TCU, incluindo o período de 45 dias de consulta pública, não tendo sido recebida qualquer restrição daquele órgão ou do Congresso Nacional.

Em função de representação, protocolada em 17 de setembro de 2001, apresentada pelos ilustres Deputados Sérgio Miranda e Walter Pinheiro, solicitando análise das condições do Edital de Licitação nº-001/2001-SPB/ANATEL, o Tribunal de Contas da União emitiu a Decisão nº 1095/2001-TCU-Plenário, de 12 de dezembro de 2001, onde determinou à Anatel "suspender cautelarmente a licitação...até que este Tribunal se pronuncie definitivamente quanto à legalidade das cláusulas constantes do respectivo edital". Portanto não houve pronunciamento do Tribunal de Contas da União apontado na ocorrência de indícios de irregularidades, mas tão-somente o processamento de representação que versa sobre questões técnicas complexa, ainda não decididas por aquela Corte. Por esse motivo, o Tribunal de Contas da União, em ofício datado de 18 de dezembro de 2001, solicitou à Agência as razões e os esclarecimentos pertinentes não tendo havido qualquer manifestação do TCU que sustente o constante do artigo 13 inserido no autógrafo da Lei. Não se trata de irregularidade constatada, inclusive por não constarem do Quadro VII do autógrafo da Lei Orçamentária os subtítulos orçamentários do Fust.

Assim, considerada a urgência da adoção de programas que visem a redução das desigualdades sociais no Brasil, como é o caso do Fust, o que caracteriza o relevante interesse público da execução de suas despesas, e para que não haja qualquer retardamento desmotivado em sua execução, com prejuízo para toda a sociedade, propõe-se o veto do art. 13, inclusive seus incisos e parágrafo único, por serem contrários ao interesse público."

Ressalte-se, por outro lado, que, para não haver solução de continuidade na prestação dos serviços públicos realizados com recursos federais, optou-se pela sanção do referido projeto de lei no menor tempo possível, o que não permitiu uma análise mais detalhada do anexo da programação da despesa. Dessa forma, sendo a lei autorizativa, caberá aos dirigentes dos órgãos e, em especial, aos ordenadores de despesa, a responsabilidade pela fiel observância de todas as normas que regem as disposições legais aplicáveis à matéria."

Estas, Senhor Presidente, as razões que me levaram a vetar os dispositivos acima mencionados do projeto em causa, as quais ora submeto à elevada apreciação dos Senhores Membros do Congresso Nacional.

Brasília, 10 de janeiro de 2002.

QUADRO I - RECEITA ORÇAMENTÁRIA

ESPECIFICAÇÃO	VALOR
1. RECEITAS DO TESOURO	**421.572.866.393**
1.1. RECEITAS CORRENTES	**331.974.188.992**
Receita Tributária	108.465.022.908
Receita de Contribuições	187.514.038.366
Receita Patrimonial	10.652.023.315
Receita Agropecuária	2.347.690
Receita Industrial	114.029.541
Receita de serviços	13.450.124.936
Transferências Correntes	129.664.168
Outras Receitas Correntes	11.646.938.068
1.2. RECEITAS DE CAPITAL	**89.598.677.401**
Operações de Crédito Internas	37.524.392.356
Operações de Crédito Externas	26.369.369.924
Alienação de Bens	3.721.423.523
Amortização de Empréstimos	9.103.360.400
Transferências de Capital	56.511.146
Outras Receitas de Capital	12.823.620.052
2. RECEITAS DE OUTRAS FONTES DE ENTIDADES DA ADMINISTRAÇÃO PÚBLICA FEDERAL INDIRETA, INCLUSIVE FUNDOS E FUNDAÇÕES PÚBLICAS	**8.369.047.494**
2.1. RECEITAS CORRENTES	**5.943.823.111**
2.2. RECEITAS DE CAPITAL	**2.425.224.383**
SUBTOTAL	**429.941.913.887**
3. REFINANCIAMENTO DA DÍVIDA PÚBLICA FEDERAL	**220.467.694.073**
3.1. Operações de Crédito Internas	209.457.766.141
Títulos de Responsabilidade do Tesouro Nacional - Refinanciamento da Dívida Pública Federal	209.457.766.141
3.2. Operações de Crédito Externas	11.009.927.932
Títulos de Responsabilidade do Tesouro Nacional - Refinanciamento da Dívida Pública Federal	11.009.927.932
TOTAL	**650.409.607.960**

Quadro II – Distribuição da Despesa por Órgão

Fiscal e Seguridade (R$ 1,00)

Discriminação	Tesouro	Outras Fontes	Total Orgão	(%)			
	(A)	(B)	C = (A+B)	C/D	C/E	C/F	C/G
01000 - CÂMARA DOS DEPUTADOS	1.657.150.246		1.657.150.246	0,44 %	0,40 %	0,38 %	0,25 %
02000 - SENADO FEDERAL	1.165.265.263		1.165.265.263	0,31 %	0,28 %	0,27 %	0,18 %
03000 - TRIBUNAL DE CONTAS DA UNIÃO	507.617.565		507.617.565	0,14 %	0,12 %	0,12 %	0,08 %
10000 - SUPREMO TRIBUNAL FEDERAL	160.008.787		160.008.787	0,04 %	0,04 %	0,04 %	0,02 %
11000 - SUPERIOR TRIBUNAL DE JUSTIÇA	331.992.893		331.992.893	0,09 %	0,08 %	0,08 %	0,05 %
12000 - JUSTIÇA FEDERAL	2.765.957.822		2.765.957.822	0,74 %	0,66 %	0,64 %	0,43 %
13000 - JUSTIÇA MILITAR DA UNIÃO	119.365.036		119.365.036	0,03 %	0,03 %	0,03 %	0,02 %
14000 - JUSTIÇA ELEITORAL	1.600.540.339		1.600.540.339	0,43 %	0,38 %	0,37 %	0,25 %
15000 - JUSTIÇA DO TRABALHO	4.344.458.675		4.344.458.675	1,16 %	1,04 %	1,00 %	0,67 %
16000 - JUSTIÇA DO DISTRITO FEDERAL E DOS TERRITÓRIOS	453.722.063		453.722.063	0,12 %	0,11 %	0,10 %	0,07 %
20000 - PRESIDÊNCIA DA REPÚBLICA	2.201.109.872	14.665.730	2.215.775.602	0,59 %	0,53 %	0,51 %	0,34 %
22000 - MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	3.161.395.993	2.023.555.763	5.184.951.756	1,39 %	1,24 %	1,19 %	0,80 %
24000 - MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	2.354.042.777	228.495.969	2.582.538.746	0,69 %	0,62 %	0,59 %	0,40 %
25000 - MINISTÉRIO DA FAZENDA	10.754.829.741	1.531.697.075	12.286.526.816	3,29 %	2,94 %	2,83 %	1,89 %
26000 - MINISTÉRIO DA EDUCAÇÃO	16.602.380.286	819.007.267	17.421.387.553	4,66 %	4,17 %	4,01 %	2,68 %
28000 - MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	189.879.853	1.008.079.652	1.197.959.505	0,32 %	0,29 %	0,28 %	0,18 %
30000 - MINISTÉRIO DA JUSTIÇA	3.675.647.680	582.132	3.676.229.812	0,98 %	0,88 %	0,85 %	0,57 %
32000 - MINISTÉRIO DE MINAS E ENERGIA	1.504.960.460	63.423.276	1.568.383.736	0,42 %	0,38 %	0,36 %	0,24 %
33000 - MINISTÉRIO DA PREVIDÊNCIA E ASSISTÊNCIA SOCIAL	95.094.941.011	116.792.412	95.211.733.423	25,47 %	22,80 %	21,91 %	14,64 %
34000 - MINISTÉRIO PÚBLICO DA UNIÃO	920.019.407		920.019.407	0,25 %	0,22 %	0,21 %	0,14 %
35000 - MINISTÉRIO DAS RELAÇÕES EXTERIORES	974.570.776	248.145	974.818.921	0,26 %	0,23 %	0,22 %	0,15 %
36000 - MINISTÉRIO DA SAÚDE	28.485.933.729	65.514.510	28.551.448.239	7,64 %	6,84 %	6,57 %	4,39 %
38000 - MINISTÉRIO DO TRABALHO E EMPREGO (Exclusive o dispositivo no artigo 239 Parágrafo I da Constituição)	10.224.630.788	187.953	10.224.818.741	2,74 %	2,45 %	2,35 %	1,57 %
39000 - MINISTÉRIO DOS TRANSPORTES (Exclusive Fundo da Marinha Mercante)	7.662.717.804	275.291.599	7.938.009.403	2,12 %	1,90 %	1,83 %	1,22 %
41000 - MINISTÉRIO DAS COMUNICAÇÕES	2.632.715.433	159.463.721	2.792.179.154	0,75 %	0,67 %	0,64 %	0,43 %
42000 - MINISTÉRIO DA CULTURA	387.165.770	4.111.573	391.277.343	0,10 %	0,09 %	0,09 %	0,06 %
44000 - MINISTÉRIO DO MEIO AMBIENTE	1.516.817.621	87.994.427	1.604.812.048	0,43 %	0,38 %	0,37 %	0,25 %
47000 - MINISTÉRIO DO PLANEJAMENTO, ORÇAMENTO E GESTÃO	3.447.235.558	9.130.143	3.456.365.701	0,92 %	0,83 %	0,80 %	0,53 %
49000 - MINISTÉRIO DO DESENVOLVIMENTO AGRÁRIO	2.070.158.989	252.865.907	2.323.024.896	0,62 %	0,56 %	0,53 %	0,36 %
51000 - MINISTÉRIO DO ESPORTE E TURISMO	772.502.695	12.098.984	784.601.679	0,21 %	0,19 %	0,18 %	0,12 %
52000 - MINISTÉRIO DA DEFESA	24.548.047.717	1.657.510.833	26.205.558.550	7,01 %	6,27 %	6,03 %	4,03 %
53000 - MINISTÉRIO DA INTEGRAÇÃO NACIONAL (Exclusive Fundos Constitucionais)	4.032.878.502	38.330.423	4.071.208.925	1,09 %	0,97 %	0,94 %	0,63 %
71000 - ENCARGOS FINANCEIROS DA UNIÃO	112.682.912.299		112.682.912.299	30,14 %	26,98 %	25,93 %	17,32 %
73000 - TRANSFERÊNCIAS A ESTADOS, DISTRITO FEDERAL E MUNICÍPIOS (Exclusive Transferências Constitucionais)	14.313.585.508		14.313.585.508	3,83 %	3,43 %	3,29 %	2,20 %
90000 - RESERVA DE CONTINGÊNCIA	2.118.882.062	0	2.118.882.062	0,57 %	0,51 %	0,49 %	0,33 %
SUBTOTAL (D)	365.436.041.020	8.369.047.494	373.805.088.514	100,00 %	89,51 %	86,01 %	57,47 %
73000 - TRANSFERÊNCIAS CONSTITUCIONAIS	43.820.743.478		43.820.743.478		10,49 %	10,08 %	6,74 %
SUBTOTAL (E)	409.256.784.498	8.369.047.494	417.625.831.992		100,00 %	96,10 %	64,21 %
38000 - MINISTÉRIO DO TRABALHO E EMPREGO (Conforme o dispositivo no artigo 239 Parágrafo I da Constituição)	3.942.809.234		3.942.809.234			0,91 %	0,61 %
39000 - MINISTÉRIO DOS TRANSPORTES (Fundo da Marinha Mercante)	981.670.878		981.670.878			0,23 %	0,15 %
53000 - MINISTÉRIO DA INTEGRAÇÃO NACIONAL (Fundos Constitucionais)	2.763.838.098		2.763.838.098			0,64 %	0,42 %
74000 - OPERAÇÕES OFICIAIS DE CRÉDITO	9.267.440.949		9.267.440.949			2,13 %	1,42 %
SUBTOTAL (F)	426.212.543.657	8.369.047.494	434.581.591.151			100,00 %	66,82 %
75000 - REFINANCIAMENTO DA DÍVIDA PÚBLICA MOBILIÁRIA FEDERAL	215.828.016.809		215.828.016.809				33,18 %
T O T A L (G)	642.040.560.466	8.369.047.494	650.409.607.960				100,00 %

Quadro III
Fontes de Financiamento do Orçamento de Investimentos

ESPECIFICAÇÃO	VALOR
RECURSOS PRÓPRIOS	**12.837.469.127**
Geração Própria	12.837.469.127
RECURSOS PARA AUMENTO DO PATRIMÔNIO LÍQUIDO	**341.526.680**
Tesouro	115.400.000
Direto	*115.400.000*
Controladora	226.126.680
OPERAÇÕES DE CRÉDITO DE LONGO PRAZO	**4.583.669.711**
Internas	417.035.922
Externas	4.166.633.789
OUTROS RECURSOS DE LONGO PRAZO	**3.599.621.228**
Controladora	2.866.366.228
Outras Estatais	493.255.000
Outras Fontes	240.000.000
TOTAL	**21.362.286.746**

QUADRO VI

AUTORIZAÇÕES DE QUE TRATA O ART. 169, § 1°, II DA CONSTITUIÇÃO

(Art. 59 da Lei n° 10.266, de 24 de julho de 2001 - LDO 2002)

Em cumprimento ao disposto no art. 169, § 1°, II da Constituição e no art. 59 da LDO 2002, ficam autorizadas as admissões ou contratações de pessoal, as concessões de vantagens ou aumentos de remuneração, as alterações de estrutura de carreiras e a criação de cargos, empregos e funções constantes deste Quadro.

Na efetivação destas autorizações deverá ser atendido o disposto no art. 169, § 1°, I, da Constituição e nos arts. 21 e 71 da Lei Complementar n° 101, de 2000 – Lei de Responsabilidade Fiscal, observados, ainda, os arts. 56, 74 e 75 da LDO 2002.

1 - <u>PODER LEGISLATIVO</u>

I - Preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 53 da Lei nº 10.266, de 2001.

II – **Câmara dos Deputados**:

a) provimento, mediante concurso público, de até 359 cargos das carreiras funcionais da Câmara dos Deputados;

b) implantação do plano de carreira dos servidores, conforme Resolução nº 28, de 1998, da Câmara dos Deputados;

c) equiparação de pensões do extinto Instituto de Previdência dos Congressistas – IPC, com as pensões do serviço público federal, de acordo com o Projeto de Resolução nº 1, de 1999 ; e

d) implantação da reestruturação de funções e cargos comissionados.

III – **Senado Federal**:

a) criação do quadro de pessoal do Instituto Legislativo Brasileiro - ILB, conforme Resolução nº 9, de 1997, mediante transformação de cargos vagos do quadro de pessoal do Senado Federal;

b) implantação do plano de carreira dos servidores do Senado Federal e do PRODASEN, conforme Resoluções nºs 42 e 51, de 1993; nº 9, de 1997; nº 55, de 1998 e Lei nº 9.527, de 1997;

c) equiparação de pensões do extinto Instituto de Previdência dos Congressistas – IPC, com as pensões do serviço público federal, de acordo com o Projeto de Resolução nº 1, de 1999;

d) implantação da reestruturação de funções e cargos comissionados; e

e) provimento, mediante concurso público, de até 253 (duzentos e cinqüenta e três) cargos do quadro de pessoal do Senado Federal.

IV – **Tribunal de Contas da União**:

a) provimento, mediante concurso público, de até 60 cargos de Analista de Finanças e Controle Externo; e

b) implantação do plano de carreira dos servidores do Tribunal, de acordo com o Projeto de Lei nº 2.208, de 1999.

2 - PODER JUDICIÁRIO

I - Preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 53 da Lei nº 10.266, de 2001.

II- Reestruturação do plano de carreira dos servidores do Poder Judiciário, nos termos em que vier a ser aprovado o PL nº 5.314, de 2001, observadas as disposições da Lei Complementar nº 101, de 2000.

III– **Superior Tribunal de Justiça**:

a) provimento, mediante concurso público, de até 24 cargos efetivos no âmbito do Superior Tribunal de Justiça; e

b) criação de cargos e funções destinados à instalação da Escola Nacional de Formação e Aperfeiçoamento de Magistrados, prevista na Proposta de Emenda à Constituição – PEC nº 29/2000.

IV – **Justiça Federal**:

a) provimento, mediante concurso público, de até 1.301 cargos efetivos, nos Tribunais Regionais Federais.

V – **Justiça do Trabalho**:

a) provimento, mediante concurso público, de até 1.700 cargos efetivos no âmbito da Justiça do Trabalho.

VI - Justiça do Distrito Federal e Territórios:

a) implantação da Gratificação por Execução de Mandados para a carreira de Analista Judiciário - Oficial de Justiça - Área Judiciária - Especialidade Execução de Mandados do Quadro de Pessoal do Tribunal de Justiça do Distrito Federal e dos Territórios, de acordo com o Projeto de Lei nº 2.309, de 2000.

3 - MINISTÉRIO PÚBLICO DA UNIÃO

I – preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 53 da Lei nº 10.266, de 2001;

II – provimento, mediante concurso público, de até 482 membros e 935 servidores e 300 funções comissionadas no âmbito do Ministério Público da União; e

III- Reestruturação do Plano de Carreira dos servidores do Ministério Público, nos termos em que vier a ser aprovado o PL nº 5.440, de 2001, observadas as disposições da Lei Complementar nº 101, de 2000.

4 - PODER EXECUTIVO

I – preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 53 da Lei nº 10.266, de 2001;

II – previsão de concursos e admissão de pessoal de nível superior e intermediário para provimento de cargos ou empregos públicos pelo Poder Executivo Federal, nas áreas de:

a) Auditoria e Fiscalização, até 1.380 vagas;
b) Gestão e Diplomacia, até 1.060 vagas;
c) Jurídica, até 580 vagas;
d) Segurança Pública, até 2.150 vagas;
e) Ciência e Tecnologia, até 1.300 vagas;
f) Meio Ambiente, Educação, Cultura, Previdência e Saúde, até 6.530 vagas;
g) Regulação do Mercado, até 2.120 vagas;
h) Segurança Pública do Distrito Federal - DF, até 931 vagas;
i) Educação, até 2000 vagas para professores de terceiro grau.

III – previsão de criação de cargos ou empregos públicos de nível superior e intermediário nas áreas de:

a) *Gestão e Diplomacia, até 1.920 vagas;*
b) Ciência e Tecnologia, até 3.800 vagas;
c) Meio Ambiente, Educação, Cultura, Previdência e Saúde, até 27.800 vagas;
d) Segurança Pública do Distrito Federal - DF, até 931 vagas.

IV - reestruturação da remuneração de cargos integrantes do Plano de Classificação de Cargos do Poder Executivo Federal, de carreiras das áreas Jurídica, Diplomática, Finanças e de Segurança Pública de Ex-Territórios, de cargos em comissão e funções de confiança e de servidores técnicos administrativos e docentes das Instituições Federais de Ensino.

QUADRO V

ATUALIZAÇÃO DA ESTIMATIVA DA MARGEM DE EXPANSÃO DAS DESPESAS OBRIGATÓRIAS DE CARÁTER CONTINUADO

(Art. 8º, § 11 , da Lei nº 10.266, de 24 de julho de 2001 – LDO 2002)

Nos termos do art. 8°, § 11 da LDO 2002, a Comissão Mista de Planos Orçamentos Públicos e Fiscalização - CMO atualizou a estimativa da margem de expansão, com base em análise efetuada sobre as alterações promovidas por essa Comissão nas estimativas das receitas. Consideradas apenas as alterações que resultam em ganho real e permanente de receita, e considerados os comentários pertinentes consignados no Relatório Final sobre o Projeto de Lei n° 32, de 2001, a análise da CMO apurou um acréscimo da ordem de R$ 113, 5 milhões, conforme tabela a seguir, e um novo valor para a margem de expansão bruta das despesas obrigatórias de caráter continuado: **R$ 5,45 bilhões**.

R$ milhões

Margem estimada na proposta orçamentária	**5.337,0**
Acréscimos	**113,5**
1. Aumento real de receita decorrente de: reestimativa do IGP-DI, Cota única –IRPJ e IRPJ – Swap	60,0
2.IRRF-Rendimentos do trabalho decorrente do aumento salarial nas instituições federais de ensino	33,5
3.Contribuição para o PSSS decorrente do aumento salarial nas instituições federais de ensino	20,0
Estimativa atualizada da margem de expansão	**5.450,5**

É possível prever que a margem de expansão bruta poderá ser objeto de ajustes durante o exercício de 2002 em decorrência: a) da instituição e efetiva cobrança da Contribuição de Intervenção no Domínio Econômico por meio de PEC n° 227/2000, em substituição à PPE – parcela de preços específica; b) da cobrança dos rendimentos e ganhos auferidos nas aplicações de recursos das provisões, reservas técnicas e fundos das entidades abertas ou fechadas de previdências complementar, inclusive seguradores e administradoras de fundos de previdências complementar (Medida Provisória n° 2.222, de 2001).

QUADRO VI

AUTORIZAÇÕES DE QUE TRATA O ART. 169, § 1°, II DA CONSTITUIÇÃO

(Art. 59 da Lei n° 10.266, de 24 de julho de 2001 - LDO 2002)

Em cumprimento ao disposto no art. 169, § 1°, II da Constituição e no art. 59 da LDO 2002, ficam autorizadas as admissões ou contratações de pessoal, as concessões de vantagens ou aumentos de remuneração, as alterações de estrutura de carreiras e a criação de cargos, empregos e funções constantes deste Quadro.

Na efetivação destas autorizações deverá ser atendido o disposto no art. 169, § 1°, I, da Constituição e nos arts. 21 e 71 da Lei Complementar n° 101, de 2000 – Lei de Responsabilidade Fiscal, observados, ainda, os arts. 56, 74 e 75 da LDO 2002.

1 - <u>PODER LEGISLATIVO</u>

I - Preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 53 da Lei nº 10.266, de 2001.

II – **Câmara dos Deputados**:

a) provimento, mediante concurso público, de até 359 cargos das carreiras funcionais da Câmara dos Deputados;

b) implantação do plano de carreira dos servidores, conforme Resolução nº 28, de 1998, da Câmara dos Deputados;

c) equiparação de pensões do extinto Instituto de Previdência dos Congressistas – IPC, com as pensões do serviço público federal, de acordo com o Projeto de Resolução nº 1, de 1999 ; e

d) implantação da reestruturação de funções e cargos comissionados.

III – **Senado Federal**:

a) criação do quadro de pessoal do Instituto Legislativo Brasileiro - ILB, conforme Resolução nº 9, de 1997, mediante transformação de cargos vagos do quadro de pessoal do Senado Federal;

b) implantação do plano de carreira dos servidores do Senado Federal e do PRODASEN, conforme Resoluções nºs 42 e 51, de 1993; nº 9, de 1997; nº 55, de 1998 e Lei nº 9.527, de 1997;

c) equiparação de pensões do extinto Instituto de Previdência dos Congressistas – IPC, com as pensões do serviço público federal, de acordo com o Projeto de Resolução nº 1, de 1999;

d) implantação da reestruturação de funções e cargos comissionados; e

e) provimento, mediante concurso público, de até 253 (duzentos e cinqüenta e três) cargos do quadro de pessoal do Senado Federal.

IV – **Tribunal de Contas da União**:

a) provimento, mediante concurso público, de até 60 cargos de Analísta de Finanças e Controle Externo; e

b) implantação do plano de carreira dos servidores do Tribunal, de acordo com o Projeto de Lei nº 2.208, de 1999.

2 - PODER JUDICIÁRIO

I - Preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 53 da Lei nº 10.266, de 2001.

II- Reestruturação do plano de carreira dos servidores do Poder Judiciário, nos termos em que vier a ser aprovado o PL nº 5.314, de 2001, observadas as disposições da Lei Complementar nº 101, de 2000.

III– **Superior Tribunal de Justiça**:

a) provimento, mediante concurso público, de até 24 cargos efetivos no âmbito do Superior Tribunal de Justiça; e

b) criação de cargos e funções destinados à instalação da Escola Nacional de Formação e Aperfeiçoamento de Magistrados, prevista na Proposta de Emenda à Constituição – PEC nº 29/2000.

IV – **Justiça Federal**:

a) provimento, mediante concurso público, de até 1.301 cargos efetivos, nos Tribunais Regionais Federais.

V – **Justiça do Trabalho**:

a) provimento, mediante concurso público, de até 1.700 cargos efetivos no âmbito da Justiça do Trabalho.

VI - Justiça do Distrito Federal e Territórios:

a) implantação da Gratificação por Execução de Mandados para a carreira de Analista Judiciário - Oficial de Justiça - Área Judiciária - Especialidade Execução de Mandados do Quadro de Pessoal do Tribunal de Justiça do Distrito Federal e dos Territórios, de acordo com o Projeto de Lei nº 2.309, de 2000.

3 - MINISTÉRIO PÚBLICO DA UNIÃO

I – preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 53 da Lei nº 10.266, de 2001;

II – provimento, mediante concurso público, de até 482 membros e 935 servidores e 300 funções comissionadas no âmbito do Ministério Público da União; e

III- Reestruturação do Plano de Carreira dos servidores do Ministério Público, nos termos em que vier a ser aprovado o PL nº 5.440, de 2001, observadas as disposições da Lei Complementar nº 101, de 2000.

4 - PODER EXECUTIVO

I – preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 53 da Lei nº 10.266, de 2001;

II – previsão de concursos e admissão de pessoal de nível superior e intermediário para provimento de cargos ou empregos públicos pelo Poder Executivo Federal, nas áreas de:

a) Auditoria e Fiscalização, até 1.380 vagas;
b) Gestão e Diplomacia, até 1.060 vagas;
c) Jurídica, até 580 vagas;
d) Segurança Pública, até 2.150 vagas;
e) Ciência e Tecnologia, até 1.300 vagas;
f) Meio Ambiente, Educação, Cultura, Previdência e Saúde, até 6.530 vagas;
g) Regulação do Mercado, até 2.120 vagas;
h) Segurança Pública do Distrito Federal - DF, até 931 vagas;
i) Educação, até 2000 vagas para professores de terceiro grau.

III – previsão de criação de cargos ou empregos públicos de nível superior e intermediário nas áreas de:

a) Gestão e Diplomacia, até 1.920 vagas;
b) Ciência e Tecnologia, até 3.800 vagas;
c) Meio Ambiente, Educação, Cultura, Previdência e Saúde, até 27.800 vagas;
d) Segurança Pública do Distrito Federal - DF, até 931 vagas.

IV - reestruturação da remuneração de cargos integrantes do Plano de Classificação de Cargos do Poder Executivo Federal, de carreiras das áreas Jurídica, Diplomática, Finanças e de Segurança Pública de Ex-Territórios, de cargos em comissão e funções de confiança e de servidores técnicos administrativos e docentes das Instituições Federais de Ensino.

QUADRO VII
OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
02.061.0569.7241.0003	CONSTRUÇÃO DO EDIFÍCIO-SEDE DA SEÇÃO JUDICIÁRIA EM CUIABÁ - MT — NO MUNICÍPIO DE CUIABÁ - MT (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	MT	12102	Contrato 07/2000
06.181.0664.7803.0001	REFORMA E MODERNIZAÇÃO DA ACADEMIA NACIONAL DE POLÍCIA — NACIONAL (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	DF	30909	Contrato 12/2000 Contrato 16/2000
12.364.0041.5081.0013	MODERNIZAÇÃO E RECUPERAÇÃO DA INFRA-ESTRUTURA FÍSICA DAS INSTITUIÇÕES FEDERAIS DE ENSINO SUPERIOR E DOS HOSPITAIS DE ENSINO — NO ESTADO DO AMAZONAS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	AM	26270	Contrato 14/00 Contrato 18/00
12.364.0041.5081.0016	MODERNIZAÇÃO E RECUPERAÇÃO DA INFRA-ESTRUTURA FÍSICA DAS INSTITUIÇÕES FEDERAIS DE ENSINO SUPERIOR E DOS HOSPITAIS DE ENSINO — NO ESTADO DO AMAPÁ (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	AP	26286	Contrato 002/2001-Unifap Contrato 003/2001-Unifap Contrato 007/2001-Unifap Contrato 016/2000-Unifap Contrato 020/2000-Unifap
12.364.0041.5081.0029	MODERNIZAÇÃO E RECUPERAÇÃO DA INFRA-ESTRUTURA FÍSICA DAS INSTITUIÇÕES FEDERAIS DE ENSINO SUPERIOR E DOS HOSPITAIS DE ENSINO — NO ESTADO DA BAHIA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	BA	26232	Contrato 29/00-PCU
12.364.0041.5081.0053	MODERNIZAÇÃO E RECUPERAÇÃO DA INFRA-ESTRUTURA FÍSICA DAS INSTITUIÇÕES FEDERAIS DE ENSINO SUPERIOR E DOS HOSPITAIS DE ENSINO — NO DISTRITO FEDERAL (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	DF	26271	Contrato 203/2000 Contrato 601/2000 Contrato 602/2000
14.421.0661.1844.0052	CONSTRUÇÃO, AMPLIAÇÃO, REFORMA E APARELHAMENTO DE ESTABELECIMENTOS PENAIS — NO ESTADO DE GOIÁS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	GO	30907	Contrato 035/00-SEINF Convênio 398716
14.421.0661.1844.0054	CONSTRUÇÃO, AMPLIAÇÃO, REFORMA E APARELHAMENTO DE ESTABELECIMENTOS PENAIS — NO ESTADO DO MATO GROSSO DO SUL (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	MS	30907	Contrato 043/2000 Contrato 115/2000
18.544.0515.1851.0400	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA — CONSTR.DE ADUT.DE USOS MÚLT. NA REGIÃO SERTANEJA NO ESTADO DE ALAGOAS (CONDIC.AO ATENDIM.DO ART.12 DESTA LEI)	AL	53101	Funcional
18.544.0515.1851.0406	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA — APROVEITAMENTO HIDROAGRÍCOLA DO RIO BÁLSAMO - AL (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	AL	53101	Contrato 011/2000 - CPL/AL
18.544.0515.1851.0418	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA — CONSTRUÇÃO DA ADUTORA DO OESTE NO ESTADO DE PERNAMBUCO (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PE	53204	Contrato 03/00 Contrato 06/00 Contrato 07/00 Contrato 08/00 Contrato 09/00
18.544.0515.1851.0420	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA — APROVEITAMENTO HIDROAGR. DO AÇUDE JENIPAPO NO EST. DO PIAUÍ (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PI	53204	Contrato 04/91

QUADRO VII
OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
18.544.0515.1851.0442	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA — CONSTRUÇÃO DA BARRAGEM DO POÇO DO MARRUÁ-NO ESTADO DO PIAUÍ (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PI	53204	Contrato 002/2001-DEO
18.544.0515.1851.0852	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA — CONSTRUÇÃO DA ADUTORA DO ITALUIS NO ESTADO DO MARANHÃO(CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	MA	53101	Funcional
18.544.0515.3387.0024	CONSTRUÇÃO DA BARRAGEM UMARI NO ESTADO DO RIO GRANDE DO NORTE — NO ESTADO DO RIO GRANDE DO NORTE (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	RN	53101	Contrato 036
18.544.0515.3391.0027	CONSTRUÇÃO DA ADUTORA DO AGRESTE ALAGOANO NO ESTADO DE ALAGOAS — NO ESTADO DE ALAGOAS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	AL	53101	Contrato 05/98
18.544.0515.3451.0022	CONSTRUÇÃO DA BARRAGEM DO POÇO DO MARRUÁ NO ESTADO DO PIAUÍ — NO ESTADO DO PIAUÍ (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PI	53204	Contrato 002/2001-DEO
18.544.0515.3517.0022	CONSTRUÇÃO DO AÇUDE ALGODÃO II NO ESTADO DO PIAUÍ — NO ESTADO DO PIAUÍ (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PI	53204	Contrato 020/1999
18.544.0515.3729.0022	CONSTRUÇÃO DO AÇUDE TINGUIS NO ESTADO DO PIAUÍ — NO ESTADO DO PIAUÍ (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PI	53204	Contrato 017/98-DEO
20.607.0379.1836.0023	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PERÍM.DE IRRIG.BAIX. OCIDENTAL MARANHENSE NO EST. DO MARANHÃO(CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI	MA	53204	Funcional
20.607.0379.1836.0025	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PERÍM.DE IRR.TABULEIRO DE SÃO BERNARDO NO ESTADO DO MARANHÃO(CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	MA	53204	Contrato 015/88 Contrato 025/87
20.607.0379.1836.0029	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PERÍM.DE IRR.TABULEIROS LITORÂNEOS NO ESTADO DO PIAUÍ (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PI	53204	Contrato 017/87 Convênio 222333
20.607.0379.1836.0040	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — IMPLANTAÇÃO DE PROJ. DE IRR.NO DISTRITO FEDERAL (RIO PRETO)(CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	DF	53101	Contrato 001/2001 Convênio 397789
20.607.0379.1836.0052	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — CONSTR.DA ADUTORA SERRA DA BATATEIRA NO ESTADO DA BAHIA(CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	BA	53101	Funcional
20.607.0379.1836.0058	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — IRRIGAÇÃO SERRA TALHADA NO ESTADO DE PERNAMBUCO (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PE	53204	Contrato PGE 22/97
20.607.0379.1836.0065	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PROJETO TRÊS BARRAS NO ESTADO DE GOIÁS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	GO	53101	Contrato 003/97

QUADRO VII
OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
20.607.0379.1836.0067	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PROJETO FLORES DE GOIÁS NO ESTADO DE GOIÁS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	GO	53101	Contrato 001/98 Contrato 006/96
20.607.0379.1836.0071	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PROJETO LUIS ALVES DO ARAGUAIA NO ESTADO DE GOIÁS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	GO	53101	Contrato 03/97
23.695.0631.5399.0004	MODERNIZAÇÃO DA INFRA-ESTRUTURA AEROPORTUÁRIA — NO MUNICÍPIO DE SALVADOR - BA (COND. ATEND. ART. 12 DESTA LEI)	BA	51201	Funcional
25.752.0291.3243.0016	IMPLANTAÇÃO DE SISTEMA DE TRANSMISSÃO NO AMAPÁ (520 KM DE LINHA DE TRANSMISSÃO E SUBESTAÇÕES ASSOCIADAS COM 339 MVA) — NO ESTADO DO AMAPÁ (COND. ATEND. ART. 12 DESTA LEI)	AP	32224	Contrato SUP 2.8.4.0453.0 Contrato SUP 2.8.4.0454.0 Contrato SUP 2.8.4.0455.0
25.752.0294.3368.0020	IMPLANTAÇÃO DE SISTEMA DE TRANSMISSÃO ASSOCIADO À UHE LUIZ GONZAGA - ETAPA II (15 KM DE LINHA DE TRANSMISSÃO EM 230 KV E 5 SUBESTAÇÕES COM 300 MVA) — NA REGIÃO NORDESTE (COND. ATEND. ART. 12 DESTA LEI)	PE	32226	Contrato AS-I-92.2000.3070 Contrato CT-I-90.2000.4250.00 Contrato CT-I-92.7.6040 Contrato CTN-I-90.7.1210 Contrato CTN-I-90.98.1480
25.752.0294.3373.0026	IMPLANTAÇÃO DO SISTEMA DE TRANSMISSÃO ASSOCIADO A UHE DE XINGÓ EM PERNAMBUCO (180 KM DE LINHA DE TRANSMISSÃO EM 500 KV E DE 6 SUBESTAÇÕES COM 1. 240 MVA) — NO ESTADO DE PERNAMBUCO (COND. ATEND. ART. 12 DESTA LEI)	PE	32226	Contrato CT-I-90.7.0701.00 Contrato CT-I-91.6.0220.00 Contrato CTI4.92.1999.5230 Contrato CTN-I-90.1998.1260.00 Contrato CTN-I-90.7.0950.00 Contrato CTNI4.90.99.0770
25.752.0294.3379.0022	IMPLANTAÇÃO DE SISTEMA DE TRANSMISSÃO NO PIAUÍ (639 KM DE LINHA DE TRANSMISSÃO EM 284 MVA) — NO ESTADO DO PIAUÍ (COND. ATEND. ART. 12 DESTA LEI)	PI	32269	Contrato PCJ 079/00 Contrato PCJ 080/00 Contrato PCJ 081/00 Contrato PCJ 091/00 Contrato PCJ 092/00 Contrato PCJ 097/00
25.752.0294.3382.0028	IMPLANTAÇÃO DO SISTEMA DE TRANSMISSÃO ASSOCIADO A UHE DE XINGÓ EM SERGIPE (159 KM DE LINHA DE TRANSMISSÃO EM 230 KV E DE SUBESTAÇÕES DE 700 MVA) — NO ESTADO DE SERGIPE (COND. ATEND. ART. 12 DESTA LEI)	SE	32226	Contrato CT-I-92.6.0325.00
25.752.0294.3407.0022	AMPLIAÇÃO DE REDE URBANA DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA NO PIAUÍ — NO ESTADO DO PIAUÍ (COND. ATEND. ART. 12 DESTA LEI)	PI	32269	Contrato PCJ 099/00 Contrato PCJ 108/00
25.752.0296.3414.0033	IMPLANTAÇÃO DO CICLO COMBINADO DA USINA TERMELÉTRICA DE SANTA CRUZ (RJ) (ACRÉSCIMO DE 1.200 MW) — NO ESTADO DO RIO DE JANEIRO (COND. ATEND. ART. 12 DESTA LEI)	RJ	32228	Contrato 12576 Contrato 13109
25.752.0296.3422.0001	IMPLANTAÇÃO DO SISTEMA DE TRANSMISSÃO DE ITAIPU (PR) - SÃO PAULO (SP) (IVAIPORÃ - ITABERÁ - TIJUCO PRETO) (585 KM DE LINHA DE TRANSMISSÃO E SUBESTAÇÕES ASSOCIADAS) — NACIONAL (COND. ATEND. ART. 12 DESTA LEI)	SP	32228	Funcional
25.752.0297.3225.0013	IMPLANTAÇÃO DO SISTEMA DE TRANSMISSÃO, SUBTRANSMISSÃO E TRANSFORMAÇÃO DA SE CARIRI A ITACOATIARA E RIO PRETO DA EVA (AM) — NO ESTADO DO AMAZONAS (COND. ATEND. ART. 12 DESTA LEI)	AM	32273	Contrato MEAS 040007-0 Contrato MEAS 040008-0 Contrato MEAS 050024-0
25.752.0297.3259.0013	IMPLANTAÇÃO DO SISTEMA DE TRANSMISSÃO, SUBTRANSMISSÃO E TRANSFORMAÇÃO DA SE DE IRANDUBA À MANACAPURU E NOVO AIRÃO (AM) — NO ESTADO DO AMAZONAS (COND. ATEND. ART. 12 DESTA LEI)	AM	32273	Contrato MEAS 040007-0 Contrato MEAS 040008-0 Contrato MEAS 050024-0

QUADRO VII
OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
25.752.0297.3398.0013	IMPLANTAÇÃO DO SISTEMA DE TRANSMISSÃO EM MANAUS (313,3 KM DE LINHA DE TRANSMISSÃO E SUBESTAÇOES ASSOCIADAS COM 645,3 MVA) — NO ESTADO DO AMAZONAS (COND. ATEND. ART. 12 DESTA LEI)	AM	32273	Contrato MEAS 040007-0 Contrato MEAS 040008-0 Contrato MEAS 050024-0
26.782.0230.5704.0025	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR LESTE — BR-356/MG - ERVÁLIA - MURIAÉ - DIVISA MG/RJ (COND. ATEND. ART. 12 DESTA LEI)	MG	39252	Contrato PJU - 22053/00 Contrato PJU- 22033/98
26.782.0230.5789.0006	CONSTRUÇÃO DE CONTORNOS RODOVIÁRIOS NO CORREDOR LESTE — BR-259/ES - EM COLATINA (COND. ATEND. ART. 12 DESTA LEI)	ES	39252	Contrato PD-17.007/2000
26.782.0231.5743.0003	DUPLICAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR TRANSMETROPOLITANO — BR-381/SP - DIVISA MG/SP - ENTRONCAMENTO BR-116 (COND. ATEND. ART. 12 DESTA LEI)	SP	39252	Contrato 10.770-0 Contrato 8.919-9 Contrato 9.642-8 Contrato 9.644-1 Contrato 9.646-5
26.782.0233.5707.0011	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL — BR-101/RS - OSÓRIO - SÃO JOSÉ DO NORTE - RIO GRANDE (COND. ATEND. ART. 12 DESTA LEI)	RS	39252	Contrato PD-10-015/99 Contrato PD-10-022/99 Contrato PD-10-032/98 Contrato PG-10-062/98
26.782.0233.5727.0001	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL — BR-101/376/SC - DIVISA PR/SC - PALHOÇA (COND. ATEND. ART. 12 DESTA LEI)	SC	39252	Funcional
26.782.0233.5727.0003	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL — BR-101/RS - DIVISA SC/RS - OSÓRIO (COND. ATEND. ART. 12 DESTA LEI)	RS	39252	Funcional
26.782.0233.5727.0013	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL — BR-386/RS - LAJEADO - CANOAS (COND. ATEND. ART. 12 DESTA LEI)	RS	39252	Contrato 10-030/98 Contrato PD - 016/99 Contrato PD-017/96 Contrato PD-10-008/97 Contrato PG-267/96
26.782.0233.5737.0001	ADEQUAÇÃO DE CONTORNOS RODOVIÁRIOS NO CORREDOR MERCOSUL — BR-116/PR - EM CURITIBA (LESTE) (COND. ATEND. ART. 12 DESTA LEI)	PR	39252	Convênio 98349587
26.782.0235.5714.0003	CONSTRUÇÃO DE ANÉIS RODOVIÁRIOS NO CORREDOR NORDESTE — EXPRESSO EM FORTALEZA (COND. ATEND. ART. 12 DESTA LEI)	CE	39252	Funcional
26.782.0235.5728.0007	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR NORDESTE — BR-230/PB - JOÃO PESSOA - CAMPINA GRANDE (COND. ATEND. ART. 12 DESTA LEI)	PB	39252	Contrato PJ 007/99
26.782.0235.5728.0009	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR NORDESTE — BR-232/PE- RECIFE - CARUARU (COND. ATEND. ART. 12 DESTA LEI)	PE	39252	Contrato PD-4-009/1999 Contrato PD-4-010/1999 Convênio 406758
26.782.0236.5709.0015	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR OESTE-NORTE — BR-319/AM- DIVISA RO/AM- MANAUS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	AM	39252	Contrato PD/01/10/2000-00 Convênio 402915
26.782.0237.5710.0011	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-230/TO - DIVISA MA/TO - DIVISA TO/PA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	TO	39252	Contrato 200/96 Contrato 86/2000

QUADRO VII
OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
26.782.0237.5710.0015	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-242/TO - PEIXE - PARANÃ - TAGUATINGA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	TO	39252	Contrato 002/99 Contrato 003/99 Contrato 004/99 Contrato 005/99 Contrato 006/99
26.782.0237.5710.0019	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-414/GO - COCALZINHO - NIQUELÂNDIA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	GO	39252	Funcional
26.782.0237.5710.0023	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-070/GO - COCALZINHO - ARAGARÇAS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	GO	39252	Contrato PG-207/2000
26.782.0237.5710.0103	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-402/MA - HUMBERTO DE CAMPOS - BARREIRINHAS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	MA	39252	Contrato 001/2000 Convênio 137919
26.782.0237.5710.0105	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-235/TO - DIVISA TO/MA - DIVISA TO/PA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	TO	39252	Contrato 184/2000 Contrato 185/2000
26.782.0237.5730.0001	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-060/GO - DIVISA DF/GO - ENTRONCAMENTO BR-153/GO (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	GO	39252	Contrato PD/12-13/97 Contrato PD/12-14/97 Contrato PG-058/98 Contrato PG-198/99
26.782.0237.5730.0006	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-316/PA - TRECHO ENTR. NO KM 0 - SANTA MARIA - DIV. PA/MA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PA	39252	Contrato PG-120/97-00
26.782.0237.5730.0015	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-060/DF - DISTRITO FEDERAL - DIVISA DF/GO (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	DF	39252	Contrato 090/2000 (DER-DF) Contrato 21/2000 (DER-DF) Contrato 53/2000 Convênio 317628
26.782.0238.5711.0014	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR FRONTEIRA-NORTE — BR-401/RR - BOA VISTA-NORMANDIA-BONFIM-PONTE S/ RIO ITACUTU -PONTE S/ (CONDIC AO ATENDIM. DO ART.12 DESTA LEI)	RR	39252	Funcional
26.782.0238.5711.0103	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR FRONTEIRA-NORTE — BR-432/RR - ENTR.BR-401-CANTÁ-NOVO PARAÍSO-ENTR.BR-174/210 (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	RR	39252	Convênio 2692000
26.782.0238.5715.0002	CONSTRUÇÃO DE ANEL RODOVIÁRIO NO CORREDOR FRONTEIRA-NORTE — BR-364/AC - EM RIO BRANCO (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	AC	39252	Contrato Concorr. 02/92
26.782.0517.3641.0011	PAVIMENTAÇÃO DE RODOVIAS ESTADUAIS EM RONDÔNIA — NO ESTADO DE RONDÔNIA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	RO	53101	Contrato 027/00/GJ/DEVOP/RO Contrato 085/97/PJ/DER-RO Contrato 086/97/PJ/DER-RO
26.783.0222.5366.0103	IMPLANTAÇÃO DO METRÔ DE SALVADOR - BA — DO METRÔ - TRECHO LAPA-PIRAJÁ (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	BA	39208	Contrato SA-01 Convênio 4800

QUADRO VII
OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
26.783.0232.5769.0103	CONSTRUÇÃO DE CONTORNOS FERROVIÁRIOS NO CORREDOR SUDOESTE — NO MUNICÍPIO DE CAMPO GRANDE - MS (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	MS	39252	Contrato 45/99
26.784.0230.1905.0032	RECUPERAÇÃO E MELHORAMENTOS DA INFRA-ESTRUTURA PORTUÁRIA — NO ESTADO DO ESPÍRITO SANTO (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	ES	39211	Funcional
26.784.0230.3340.0033	CONSTRUÇÃO DO TERMINAL DE CONTÊINERES NO CAIS DO CAJU (RJ) — NO ESTADO DO RIO DE JANEIRO (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	RJ	39216	Contrato C-DEPJUR nº 041/88
26.784.0233.1080.0002	MODERNIZAÇÃO DO PORTO DE ITAJAÍ — NO ESTADO DE SANTA CATARINA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	SC	39252	Contrato 002/01
26.784.0233.5019.0043	AMPLIAÇÃO DOS MOLHES DO PORTO DE RIO GRANDE E DRAGAGEM DE APROFUNDAMENTO DO CANAL DE ACESSO — NO ESTADO DO RIO GRANDE DO SUL (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	RS	39252	Contrato 018/2001-MT
26.784.0233.7463.0042	RECUPERAÇÃO DAS INSTALAÇÕES DO PORTO DE LAGUNA — NO ESTADO DE SANTA CATARINA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	SC	39252	Contrato 24/2000-MT
26.784.0235.5864.0024	MELHORAMENTO DAS INSTALAÇÕES DO PORTO DE NATAL — NO ESTADO DO RIO GRANDE DO NORTE (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	RN	39217	Funcional
26.784.0236.5771.0101	MELHORIA DA NAVEGAÇÃO DAS HIDROVIAS NO CORREDOR OESTE-NORTE — DO RIO MADEIRA - TRECHO PORTO VELHO - FOZ DO MADEIRA (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	RO	39252	Contrato 005/2000 Contrato 007/2001
26.784.0237.5750.0015	CONSTRUÇÃO DE ECLUSAS DE TUCURUÍ — NO ESTADO DO PARÁ (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	PA	39252	Contrato 009/98-MT
26.784.0909.5873.0002	PARTICIPAÇÃO DA UNIÃO NO CAPITAL - COMPANHIA DOCAS DO ESPÍRITO SANTO - RECUPERAÇÃO E MODERNIZAÇÃO DA INFRA-ESTRUTURA PORTUÁRIA. — NO ESTADO DO ESPÍRITO SANTO (CONDICIONADO AO ATENDIMENTO DO ART. 12 DESTA LEI)	ES	39101	Funcional
	CONSTRUÇÃO DE UM HOSPITAL PSIQUIÁTRICO (GERAL) NO MUNICÍPIO DE BENTO GONÇALVES E AQUISIÇÃO DE EQUIPAMENTOS	RS	36101	Processo 902295
	CONSTRUÇÃO DO EDIFÍCIO-ANEXO AO TRF DA 2A REGIÃO, NO RIO DE JANEIRO - RJ NA CIDADE DO RIO DE JANEIRO	RJ	12103	Contrato 004/94
	CONSTRUÇÃO DO FÓRUM TRABALHISTA DA PRIMEIRA INSTÂNCIA DA CIDADE DE SÃO PAULO - SP NO MUNICÍPIO DE SÃO PAULO	SP	15103	Funcional
	CONSTRUÇÃO DA BARRAGEM DO ARROIO QUEBRACHO EM BAGÉ	RS	53101	Processo 3513476
	BARRAGEM OITICICA	RN	53204	Processo 633450
	REFORMA DE EDIFÍCIOS-SEDE DE SUPERINTENDÊNCIAS REGIONAIS DA POLÍCIA FEDERAL NO DISTRITO FEDERAL	DF	30909	Contrato 017/97

QUADRO VII
OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
	CONCLUSÃO DE PONTE RODOVIÁRIA EM TIMON/MA	MA	53101	Processo 830787
	CONSTRUÇÃO DA ESCOLA AGROTÉCNICA FEDERAL EM NOVA ANDRADINA	MS	26101	Processo 844590
	HOSPITAL CENTRAL DO ESTADO DE MATO GROSSO	MT	36901	Processo 845263
	CONSTRUÇÃO DO HOSPITAL DA ASSOCIAÇÃO CEARENSE DE COMBATE AO CÂNCER	CE	36101	Processo 813523
	FUNDAÇÃO AMADEU FILOMENO - CONSTRUÇÃO DE HOSPITAL EM ITAPIPOCA/CE	CE	36901	Processo 814617
	CONSTRUÇÃO DO HOSPITAL METROPOLITANO EM MARINGÁ	PR	36901	Processo 3442975
	CONSTRUÇÃO E EQUIPAGEM DO HOSPITAL TERCIÁRIO DE NATAL	RN	36901	Processo 3516945
	REURBANIZAÇÃO E CANALIZAÇÃO DOS CÓRREGOS BOTAFOGO E CAPIM PUBA	GO	53101	Processo 3517327
	CONSTRUÇÃO, AMPLIAÇÃO, REFORMA E APARELHAMENTO DE ESTABELECIMENTOS PENAIS / NO ESTADO DO RIO GRANDE DO NORTE	RN	30907	Funcional
	DESPOLUIÇÃO DE BACIAS HIDROGRÁFICAS / DESPOLUIÇÃO DA LAGOA DA JANSEN - SÃO LUÍS - MA	MA	44205	Contrato 016/92 Convênio 391689 Convênio 92039264 Convênio 92058408 Convênio 92236211 Convênio 99371070
	CANALIZAÇÃO DO CANAL DE BODOCONGÓ EM CAMPINA GRANDE - PB	PB	53101	Processo 3537981
	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA / ADUTORA ALTO SERTÃO NO ESTADO DE ALAGOAS	AL	53101	Contrato 05/98
	CONSTRUÇÃO DA BARRAGEM SALINAS, NO MUNICÍPIO DE NAZARÉ DO PIAUÍ, ACERCA DE 300 KM DA CAPITAL TERESINA	PI	53204	Processo 3388515
	MACRO E MICRO DRENAGEM DO TABULEIRO DOS MARTINS EM MACEIÓ	AL	53101	Processo 3537981
	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA DUPLICAÇÃO DA ADUTORA DO SÃO FRANCISCO NO ESTADO DE SERGIPE	SE	53101	Contrato 700139
	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA / FORTALECIMENTO DA INFRA-ESTRUTURA HÍDRICA DO AGRESTE ALAGOANO - (BARRAGEM BANANEIRA)	AL	53101	Contrato 047/99
	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA / PERENIZAÇÃO DO RIO PAJEÚ NO ESTADO DE PERNAMBUCO - PE	PE	53101	Funcional
	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA / OBRAS INFRA-ESTRUTURA EM MUNIC. DA REGIÃO DO BAIXO SÃO FRANCISCO (CANAL DE XINGÓ)- SE	SE	53201	Funcional
	CONSTRUÇÃO DE OBRAS DE INFRA-ESTRUTURA DE IRRIGAÇÃO DE USO COMUM / IRRIGAÇÃO EM SERRA TALHADA NO ESTADO DE PERNAMBUCO	PE	53204	Contrato PGE 22/97
	CONSTRUÇÃO DE OBRAS DE INFRA-ESTRUTURA DE IRRIGAÇÃO DE USO COMUM / ADUTORA SERRA DA BATATEIRA NO ESTADO DA BAHIA	BA	53101	Funcional

QUADRO VII
OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
	CONSTRUÇÃO DE OBRAS DE INFRA-ESTRUTURA DE IRRIGAÇÃO DE USO COMUM / PROJETO SALANGO NO ESTADO DO MARANHÃO	MA	53101	Contrato 014/93
	CONSTRUÇÃO DE OBRAS DE INFRA-ESTRUTURA DE IRRIGAÇÃO DE USO COMUM PROJETO PASSARÃO NO ESTADO DE RORAIMA	RR	53101	Contrato 005/99
	CONSTRUÇÃO DE OBRAS DE INFRA-ESTRUTURA DE IRRIGAÇÃO DE USO COMUM / PROJETO JACARECICA NO ESTADO DE SERGIPE	SE	53101	Funcional
	CONSTRUÇÃO DE OBRAS DE INFRA-ESTRUTURA DE IRRIGAÇÃO DE USO COMUM / INFRA-ESTRUTURA DE IRRIGAÇÃO PIANCÓ III - PARAÍBA - PB	PB	53101	Funcional
	MODERNIZAÇÃO DA INFRA-ESTRUTURA AEROPORTUÁRIA / CONSTRUÇAO DO AEROPORTO DE PALMAS - NO ESTADO DE TOCANTINS	TO	51101	Contrato 0408/91 Convênio 404630
	AMPLIAÇÃO DA CAPACIDADE DA USINA HIDRELÉTRICA DE COARACY NUNES (AP) DE 40 PARA 70 MW (- 3ª UNIDADE) / NO ESTADO DO AMAPÁ	AP	32224	Contrato SUP 1.6.7.0373
	IMPLANTAÇÃO DE SISTEMA DE TRANSMISSÃO DE ITAIPU A FOZ DO IGUAÇU - TRECHO IVAIPORA (PR) (331 KM DE LT E SUBESTAÇÕES) NACIONAL	PR	32228	Funcional
	IMPLANTAÇÃO DE USINA TERMELÉTRICA NA ÁREA DO RIO DE JANEIRO / ESPÍRITO SANTO (200 MW DE CAPACIDADE) / NO ESTADO DO RIO DE JANEIRO	RJ	32223	Funcional
	IMPLANTAÇÃO DE USINA TERMELÉTRICA NO AMAZONAS DE 270 MW / NO ESTADO DO AMAZONAS	AM	32273	Contrato MEAS1.T.0006.0
	IMPLANTAÇÃO DA UHE SERRA DA MESA (GO) DE 1.275 MW / NO ESTADO DE GOIÁS	GO	32228	Funcional
	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR LESTE / BR-262/ES - TRECHO KM 7,4 - KM 71,5	ES	39252	Contrato PG-018/98
	ADEQUAÇÃO DE ACESSOS RODOVIÁRIOS NO CORREDOR LESTE BR-262/ES - EM VITÓRIA (SUL)	ES	39252	Contrato PG-018/98
	CONSTRUÇÃO DE VIADUTOS NO CORREDOR DO MERCOSUL / BR-116/RS - NO CRUZAMENTO DA RUA RINCAO EM NOVO HAMBURGO	RS	39252	Funcional
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR OESTE-NORTE BR-174/AM - DIVISA MT/AM - DIVISA AM/RR	AM	39252	Contrato 01/01/2000-00 Contrato 01/07/98-00 Contrato 34/95 - SEINF Contrato 35/95 - SEINF Contrato 36/95 - SEINF Contrato 37/95 - SEINF Contrato 38/95 - SEINF
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR OESTE-NORTE / BR-163/MT - SANTA HELENA - DIVISA MT/PA	MT	39252	Contrato 065/89/00/00 Contrato 066/89/00/00
	CONSTRUÇÃO DE VIADUTOS NO CORREDOR ARAGUAIA-TOCANTINS / BR-316/PA - ENTRONCAMENTO NO KM 0	PA	39252	Funcional
	RESTAURAÇÃO, AMPLIAÇÃO E DUPLICAÇÃO DA AV. CONTORNO NORTE DE GOIÂNIA	GO	39252	Processo 3517327

QUADRO VII
OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS BR-158/PA - ENTRONCAMENTO BR-230 (ALTAMIRA) - DIVISA PA/MT	PA	39252	Contrato A.JUR 045/96
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS BR-222/PA - CONSTRUÇÃO DO TRECHO D. ELISEU - ENTR. BR-158/PA	PA	39252	Funcional
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS / BR-226/MA - TIMON - PORTO FRANCO	MA	39252	Funcional
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS / BR-135/MA - COLINAS - OROZIMBO	MA	39252	Funcional
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR FRONTEIRA-NORTE / BR-401/RR - TRECHO KM 100 - KM 184	RR	39252	Funcional
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR FRONTEIRA-NORTE / BR-210/RR - JATAPU - CAROEBE	RR	39252	Contrato 003/99
	DRAGAGEM NO PORTO DE VITÓRIA - ES NO ESTADO DO ESPÍRITO SANTO	ES	39211	Funcional
	DRAGAGEM NO PORTO DE SANTOS (SP) / NO ESTADO DE SÃO PAULO	SP	39213	Funcional

I. CENÁRIO MACROECONÔMICO E POLÍTICA SOCIAL

Desde a superação da crise cambial em 1999, a economia brasileira vinha numa trajetória de retomada de crescimento com estabilidade. Em 2000, o crescimento do PIB foi de 4,46% e a taxa de inflação de 5,97%. Dentro desse cenário, as expectativas de crescimento da economia para 2001 situavam-se no mesmo patamar, com queda de inflação, de acordo com uma política de metas de inflação decrescentes.

No entanto, ao longo do primeiro semestre de 2001, a economia brasileira foi submetida a severos choques que alteraram significativamente o comportamento das principais variáveis macroeconômicas e as expectativas quanto à sua trajetória no futuro, relativamente às previsões do início do ano. As causas dessa reversão são múltiplas, destacando-se:

- a desaceleração da economia mundial mais pronunciada que o esperado;
- a elevação dos prêmios de risco associados a países emergentes, com reflexos negativos sobre os fluxos de capital externo e pressões sobre a taxa de câmbio;
- as elevações de preços agrícolas devido ao choque cambial e às condições climáticas adversas, num momento em que, sazonalmente, costumam apresentar estabilidade ou até mesmo queda;
- a crise de energia.

Os custos decorrentes desses choques concentram-se no curto prazo e vêm refluindo à medida que a ação do governo — na gestão do racionamento e ampliação da oferta de energia, na gestão da política monetária para o enfrentamento das pressões inflacionárias, ou, ainda, na implementação de mecanismos de proteção contra o contágio de choques externos — reduz a instabilidade e cria as condições para a superação das dificuldades conjunturais.

De fato, especificamente em relação à crise de energia, as previsões iniciais de colapso vêm sendo frustradas pela mobilização intensa da população em resposta à necessidade de reduzir o consumo e pela administração seletiva do racionamento, que tem se mostrado capaz de minimizar seus efeitos negativos sobre a produção, o emprego e o bem-estar da população.

Da mesma forma, a resposta da política econômica às mudanças nos ambientes externo e interno tem contribuído para reforçar a confiança dos agentes econômicos de que o desvio em relação à trajetória de crescimento sustentado será temporário. Mesmo diante da instabilidade de curto prazo, o que se observa é a consolidação dos fundamentos macroeconômicos, expressos na prioridade à sustentação da estabilidade (com a adoção da política de metas inflacionárias), na manutenção do regime de flutuação cambial e no reforço da política fiscal. Com base nesses fundamentos, será possível superar o atual momento de redução do crescimento econômico em decorrência dos choques mencionados.

A médio prazo, os avanços institucionais e os ganhos de competitividade, derivados das transformações estruturais dos últimos anos e da recente ampliação dos investimentos — inclusive visando à diversificação da matriz energética —, estarão contribuindo para reduzir o impacto da conjuntura externa adversa.

Na política social, mantiveram-se os objetivos de ampliar as oportunidades de melhoria das condições de vida da maioria da população, preservando-se os programas em educação, saúde e assistência social e direcionando os recursos aos grupos mais vulneráveis. A austeridade fiscal não tem se apoiado em cortes de gastos indiscriminados, mas na busca permanente de maior eficácia e priorização na utilização dos recursos públicos.

O desempenho da economia no primeiro semestre de 2001 foi marcado por dois períodos distintos. Até março/abril, os indicadores sinalizavam demanda forte e crescimento robusto da produção e do emprego, mesmo diante de um ambiente externo pouco favorável. O Produto Interno Bruto - PIB aumentou 4,1% em relação ao primeiro trimestre de 2000, sendo impulsionado pela indústria, que expandiu 5%, e pelo segmento manufatureiro, com crescimento próximo a 7%. Refletindo o aquecimento da atividade econômica, a taxa de desemprego ficou em 6% na média do trimestre, 2 pontos percentuais a menos que no mesmo trimestre do ano anterior.

Nesse contexto, as expectativas para 2001 apontavam uma trajetória de crescimento real do PIB de 4,5%, com o Índice de Preços ao Consumidor Ampliado – IPCA permanecendo próximo ao ponto central da meta de inflação de 4%.

A expansão da demanda no primeiro trimestre do ano esteve associada basicamente à ampliação dos investimentos, enquanto o consumo, principalmente de bens duráveis, manteve-se no mesmo patamar registrado no final de 2000, resultando em elevada taxa de crescimento frente ao primeiro trimestre do ano passado. No caso dos investimentos, houve crescimento real de cerca de 11%, apoiado na expansão de 34% do consumo aparente de bens de capital e no aumento de 4% das atividades na construção civil. Estima-se que a taxa de investimento tenha sido de aproximadamente 20% do PIB nesse período – um crescimento de mais de 1,5 ponto percentual em relação à observada em igual trimestre de 2000.

Avaliando-se o consumo, os indicadores de comércio do Instituto Brasileiro de Geografia e Estatística - IBGE em abril revelavam crescimento de 6% nas vendas de bens duráveis (móveis e eletrodomésticos) e de 11% nas de veículos, quando comparadas com o primeiro quadrimestre de 2000. Essa demanda foi impulsionada pela expansão do crédito, especialmente no segmento de pessoas físicas, no qual o volume aumentou 66% em um ano, refletindo as reduções das taxas básicas de juros, de 18,5% a.a. para 16,5% a.a, e a própria queda nos *spreads* bancários, de quase 50% a.a. para 43% a.a.

Em termos setoriais, destaca-se, além do desempenho já mencionado da indústria, o forte aumento da safra de grãos, que, segundo a Companhia Nacional de Abastecimento - CONAB, deverá crescer mais de 17% em relação ao obtido em 2000, quando se atingiu um volume recorde de 83,7 milhões de toneladas. Os maiores acréscimos ocorreram no milho, com 38% de aumento em relação à safra 1999/2000; no algodão, com cerca de 35% de crescimento; e, na soja, com variação de 16%. O setor agrícola beneficiou-se também de uma conjuntura de preços extremamente favorável, o que deverá estimular ainda mais o plantio no futuro, a exemplo do que já está acontecendo com o trigo, cuja produção deverá crescer mais de 70% na safra a ser colhida neste ano. Entretanto, as condições climáticas adversas levaram a uma quebra de pouco mais de 20% na safra do Norte e Nordeste.

O aquecimento da economia vinha, desde meados de 2000, refletindo o bom desempenho fiscal, a manutenção da inflação em torno do ponto central da meta e, conseqüentemente, as expectativas de queda da taxa de juros, conforme revelado pelos mercados futuros. Essa queda materializou-se com a redução dos juros em dezembro, de 16,5% a.a. para 15,75% a.a., após cinco meses de taxas inalteradas, e novamente em janeiro, com uma queda adicional para 15,25% a.a., na esteira das reduções ocorridas nas taxas de juros nos Estados Unidos. No final de janeiro, a diferença entre as taxas de 30 dias e de um ano projetadas pelos mercados futuros era inferior a 0,8 ponto percentual, indicando a expectativa de novas quedas e de melhora na percepção de risco em relação à economia brasileira.

A partir de abril, contudo, esse quadro começou a mudar. O otimismo diante da redução das taxas de juros realizada pelo Banco Central dos Estados Unidos deu lugar à instabilidade dos mercados acionários, diante da perspectiva de uma desaceleração mais forte da economia norte-americana, de mais de 2 pontos percentuais entre 2000 e 2001, quando deve apresentar um crescimento próximo de 2%, semelhante às principais economias européias. Paralelamente, a percepção de risco em relação a alguns países emergentes voltou a deteriorar-se de forma preocupante, gerando pressões sobre as taxas de juros dos títulos desses países no mercado internacional, com repercussões sobre o mercado como um todo. Os mercados financeiros domésticos refletiram essa mudança de cenário e passaram a apresentar elevada volatilidade, amplificada pelos resultados negativos no que se refere à inflação, pressionada por aumentos inesperados nos preços dos alimentos.

A aceleração do crescimento doméstico a partir de meados de 2000, a desaceleração da economia mundial e uma conjuntura de preços deprimidos para vários dos produtos exportados pelo Brasil vinham se refletindo em déficits na balança comercial relativamente elevados. O déficit em conta corrente no primeiro trimestre atingiu U$ 6,7 bilhões, superando em US$ 2,6 bilhões o observado no mesmo período de 2000. Além disso, como decorrência das perspectivas menos favoráveis para a economia mundial, os investimentos estrangeiros diretos também começaram a declinar, amplificando as incertezas em relação ao financiamento do balanço de pagamentos. Aliados à instabilidade financeira internacional, esses fatores passaram a pressionar fortemente a taxa de câmbio, obrigando o Banco Central do Brasil - BACEN promover, no final de março, a primeira alta, em dois anos, da taxa de juros.

A depreciação cambial ao longo do semestre superou 20%, mas permitiu absorver os choques externos e internos e a deterioração do balanço de pagamentos, com impacto relativamente reduzido sobre os níveis de produção e emprego. Essa situação contrasta com a que prevalecia durante o período de câmbio administrado, em que os choques externos apresentavam reflexos imediatos e com impactos significativos sobre a taxa de juros, reduzindo o crescimento e aumentando a instabilidade. Isso decorre, em parte, do próprio caráter dos fluxos de capital associados a um regime de câmbio flutuante, com menor dependência de recursos de curto prazo e maior presença dos capitais de médio e longo prazos.

Vale destacar que essa flutuação cambial traduz um realinhamento de preços relativos diante do quadro externo menos favorável, e que apenas parte desse efeito incide sobre os preços ao consumidor. Na verdade, os preços no atacado tendem a refletir de modo muito mais intenso as variações do câmbio do que os preços ao consumidor. Por outro lado, as variações do câmbio afetam os preços administrados, exigindo um reforço da política monetária com o objetivo de garantir o cumprimento da meta inflacionária. Como o regime de metas de inflação no Brasil opera utilizando como referência um índice cheio, ou seja, sem eliminar da tendência da inflação os efeitos diretos dos choques de oferta, estabeleceu-se intervalo em torno do valor central da meta destinado a absorver os efeitos desses choques. Assim, em 2001, a inflação deverá situar-se acima do ponto central da meta de 4%, refletindo os efeitos diretos do choque de preços agrícolas do início do ano e o impacto da depreciação cambial.

A crise de energia adicionou um componente desfavorável ao contexto macroeconômico. Seja por conta de um volume de chuvas muito inferior aos padrões históricos, seja por efeitos de indefinições no marco regulatório, o País viu-se diante da escassez de energia, com repercussões negativas sobre a produção. A pronta reação do governo diante desse quadro, articulando os diversos setores envolvidos no problema e definindo uma estratégia de enfrentamento que contempla, tanto a redução do consumo no curto prazo quanto a ampliação da oferta, foi fundamental para minimizar os efeitos potenciais da crise.

A expansão programada da oferta de energia para o período 2001 a 2003 é de 20 mil MW, cerca de 30% da potência atual. Menos da metade dessa oferta adicional virá de usinas hidrelétricas, sendo 32% de usinas termelétricas, de forma a diversificar a matriz energética tornando-a menos dependente do regime de chuvas. Além disso, a grande maioria desses novos investimentos, cerca de 70%, será realizada por capitais privados.

O setor público também ampliará seus investimentos antecipando cronograma de obras e projetos em energia durante o período 2001-2003. Nesse sentido, foi feita uma revisão do Programa de Dispêndios Globais de 2001 e o de 2002 já considera os novos investimentos necessários à ampliação da oferta e à diversificação da matriz de energia, tanto nas empresas do setor elétrico quanto na Petrobrás.

Até a presente data, os resultados da gestão da crise de energia têm sido amplamente satisfatórios. A colaboração da população reduzindo o consumo e a busca de alternativas por parte do setor produtivo foram fundamentais para que os efeitos da crise sejam bem menores do que as expectativas iniciais. Ainda assim, não se pode negar o impacto adverso do racionamento sobre o crescimento econômico. Os dados relativos à produção industrial de junho, por exemplo, já revelam uma queda de 1,4% em relação a junho de 2000, a primeira redução nesse tipo de comparação desde agosto de 1999.

As perspectivas para 2002 são de gradual reversão do atual quadro de dificuldades. Em relação à inflação, o governo reafirma o compromisso com a meta de 3,5% já definida, apoiado numa política monetária cautelosa, na melhoria das condições de financiamento externo — com reflexos sobre os juros externos pagos pelo Brasil e, conseqüentemente, sobre a trajetória da taxa de câmbio — e na expectativa da não repetição dos choques ocorridos neste ano.

A necessidade de financiamento externo da economia brasileira em 2002 deve ser menor do que no corrente exercício. A depreciação cambial aumentou, significativamente, a rentabilidade dos produtos comercializáveis, o que deverá resultar em ampliação das exportações e substituição de importações. Além disso, a economia norte-americana deverá recuperar-se em relação à forte desaceleração do crescimento neste ano, com efeitos positivos sobre a economia mundial. Assim, espera-se para 2002 a reversão dos resultados negativos da balança comercial e de serviços não-fatores.

A renovação do Acordo com o Fundo Monetário Internacional - FMI disponibilizou um volume de recursos de até US$ 15 bilhões para 2001 e 2002, enquanto o investimento estrangeiro direto continuará a contribuir com parcela expressiva do financiamento externo. Nesse quadro de normalização da situação externa será possível retomar, sem prejuízo do controle da inflação, a trajetória de queda das taxas de juros.

Nesse contexto, a Proposta Orçamentária para 2002 tem como fundamento os seguintes parâmetros:

- crescimento do PIB real de 3,5% e do PIB nominal de 8,9%;
- inflação média, medida pelo IGP, igual a 5,96%;
- meta de inflação, medida pelo IPCA, igual a 3,5%; e
- taxas de juros declinantes, atingindo 15% a.a. em dezembro.

Apesar desse quadro já refletir uma melhora em relação à conjuntura atual, ainda significa uma deterioração em relação às expectativas existentes no primeiro trimestre do ano, quando foi enviado ao Congresso Nacional o Projeto de Lei de Diretrizes Orçamentárias.

O desempenho fiscal alcançado desde a implantação do Programa de Estabilidade Fiscal (PEF), em outubro de 1998, tem sido fundamental para impedir que a deterioração da situação externa resulte em desequilíbrios ainda mais graves para a economia brasileira. De um déficit primário de 1,2% do PIB para os doze meses finalizados em setembro de 1998, o setor público consolidado passou a apresentar superávits superiores a 3% do PIB, totalizando, em junho de 2001, uma seqüência de onze trimestres seguidos com cumprimento das metas fiscais. Assinale-se que houve melhora nos resultados fiscais em todos os níveis de governo. Nos governos subnacionais passou-se de um déficit de 0,19% do PIB em 1998 para um superávit de 0,67% do PIB, nos doze meses encerrados em junho de 2001.

No âmbito estrutural, muitos foram os avanços alcançados nos últimos anos. A reforma previdenciária atacou uma das maiores fontes de desequilíbrio fiscal, com avanços tanto no âmbito do Regime Geral da Previdência Social - RGPS quanto no da previdência do funcionalismo público.

Recentemente, a Emenda Constitucional nº 20, aprovada pelo Congresso Nacional, determinou que, a partir de 15 de dezembro de 2000, a contribuição do setor público como patrocinador para fundos de pensão não será superior à contribuição dos empregados. Isto obrigou diversos fundos de pensão patrocinados por entidades do setor público a rever seus planos de benefícios, aumentando alíquotas de contribuição dos empregados e até mesmo mudando a natureza do plano de pensão, de benefício definido para contribuição definida. Cumpre lembrar que, no passado, esses fundos públicos foram fontes recorrentes de desequilíbrios financeiros.

Ainda no que se refere à reforma da previdência, houve avanços recentes na regulamentação da previdência complementar, pública e privada. Foram aprovadas, no Congresso Nacional, as Leis Complementares n°s 108 e 109, de maio de 2001. O Projeto de Lei Complementar n° 9 está hoje sob apreciação na Câmara, sendo de suma importância sua aprovação.

A Lei de Responsabilidade Fiscal – LRF, Lei Complementar n° 101, de 4 de maio de 2000, completou um ano de vigência e por meio de um conjunto de regras, princípios e normas tem contribuído para a institucionalização de uma política de transparência e disciplina fiscal nos três níveis de governo, representando um marco para a mudança do regime fiscal no Brasil.

O Projeto de Lei de Diretrizes Orçamentárias de 2002 enviado ao Congresso Nacional em abril de 2001, é um exemplo do aumento da transparência requerida pela LRF. Acompanham o Projeto da LDO/2002, o primeiro após a sanção da LRF, os Anexos de Metas e de Riscos Fiscais que contemplam, entre outras informações, a análise do equilíbrio financeiro e atuarial da previdência privada - RGPS, da previdência dos servidores públicos e militares. O Anexo de Riscos Fiscais explicita um grupo de passivos contingentes, bem como seu possível efeito sobre as variáveis fiscais.

Em resposta à deterioração do cenário externo no início do segundo trimestre, foi realizado um primeiro ajuste nas metas fiscais, no momento do envio do Projeto de Lei de Diretrizes Orçamentárias para 2002. De uma meta de superávit fiscal do setor público consolidado de 2,7% para 2002 e decrescente para os anos seguintes, passou–se para uma meta de 3% para período de 2002 – 2004. Esse primeiro ajuste foi necessário na medida em que a desvalorização cambial, ao afetar a dinâmica da dívida pública, apontou a necessidade de um maior esforço fiscal de médio prazo para o controle dessa variável.

A intensificação dos choques externos ao longo do ano determinou resposta adicional também na política fiscal. A desvalorização cambial acentuada e a elevação da taxa de juros decorrentes desses choques levaram ao aumento da relação dívida/PIB. Assim, como resposta à deterioração do cenário então descrito, alteraram-se as metas de superávit fiscal no período de 2001 a 2004. A meta para o setor público consolidado em 2001 passou de 3% para 3,35% do

PIB, enquanto para o período de 2002 – 2004 a meta foi fixada em 3,5% do PIB, representando um adicional de 0,5 ponto percentual.

A resposta no âmbito da política fiscal visa, não só a atenuar o impacto direto sobre a trajetória da relação dívida/PIB, mas também a reforçar o comprometimento do governo com uma política fiscal responsável, capaz de dar respostas a alterações no cenário macroeconômico. Com base nesse comprometimento, busca-se o reforço da credibilidade construída a partir do desempenho alcançado desde a implantação do Programa de Estabilidade Fiscal, apoiado em reformas estruturais. Permite-se, assim, uma diminuição do impacto dos choques externos, minimizando os seus efeitos sobre a economia brasileira.

Do esforço fiscal adicional do setor público consolidado de 0,5 ponto percentual em 2002, 0,41 ponto percentual será gerado pelo Governo Central e Empresas Estatais Federais, de forma a se atingir um superávit primário de 2,81% do PIB. Apesar da Proposta Orçamentária enviada ao Congresso Nacional depender de receitas condicionadas, pode-se afirmar que o esforço adicional concentra-se no lado das despesas. Isso porque o principal item de receita condicionada representa apenas a manutenção de fonte existente, caso da Proposta de Emenda Constitucional que permite a prorrogação da cobrança da Contribuição Provisória sobre Movimentação Financeira – CPMF – até o final de 2004.

O reforço do ajuste fiscal, em resposta à deterioração das condições externas e internas da economia, deverá contribuir para reverter as expectativas adversas surgidas ao longo do primeiro semestre do ano. A normalização do financiamento externo e da oferta de energia deverão recolocar a economia na sua trajetória de crescimento sustentado. Para a consolidação dessa evolução, a ação do Congresso será decisiva na deliberação de matérias prioritárias.

Além das matérias diretamente associadas à questão fiscal e orçamentária, como a prorrogação da CPMF e a contribuição dos servidores inativos, destaca-se a regulamentação do art. 192 da Constituição Federal. Isso permitirá institucionalizar de forma mais clara a atuação do BACEN e reforçar o regime de metas de inflação. Em relação ao desenvolvimento do mercado de capitais, é de suma importância a aprovação da Lei das S.A., já aprovada na Câmara e em discussão no Senado.

Dessa forma, espera-se para 2002 a superação dos choques conjunturais, com a retomada do crescimento da economia. A expectativa de crescimento é de 3,5% acompanhada de uma inflação de 3,5%, medida a preços ao consumidor. Esse cenário consolida os fundamentos da política econômica adotada, com base na estabilidade e no crescimento sustentado da economia.

II. PROGRAMAS DE GOVERNO

Os Programas de Governo estabelecem a alocação de recursos em conformidade com as diretrizes estratégicas e os macroobjetivos estabelecidos no Plano Plurianual 2000-2003 e com as metas e prioridades fixadas na Lei de Diretrizes Orçamentárias para 2002, conferindo prioridade aos programas e ações voltados para o desenvolvimento social e àqueles que contribuem para estruturar o desenvolvimento em torno dos Eixos Nacionais de Integração e Desenvolvimento.

Os Programas de Governo contarão com recursos de R$ 193,0 bilhões em 2002, alocados nos Orçamentos Fiscal, da Seguridade Social e de Investimento das Empresas Estatais Federais. Estes valores excluem os montantes referentes ao refinanciamento da dívida pública federal interna e externa, os juros e encargos da dívida, as despesas com Pessoal e Encargos Sociais e as Transferências Constitucionais e Legais. sendo distribuídos conforme o quadro a seguir:

ALOCAÇÃO DOS PROGRAMAS DE GOVERNO POR ÁREAS
OUTRAS DESPESAS CORRENTES E DE CAPITAL — R$ milhões

Discriminação	PLO 2001	PLO 2002
Desenvolvimento Social*	113.405,5	129.545,4
Infra-Estrutura	17.272,2	24.460,1
Setor Produtivo	7.700,8	8.328,6
Administração Pública	4.753,1	5.217,7
Defesa e Instituições Democráticas	4.394,0	4.704,2
Gestão Pública	3.300,8	4.562,0
Gestão Ambiental	1.646,4	1.945,1
Informação e Conhecimento	1.894,1	1.883,9
Demais	7.317,4	9.791,3
Subtotal	**161.684,3**	**190.438,3**
Legislativo, Judiciário e MPU	1.892,1	2.525,0
Total*	**163.576,4**	**192.963,3**

* Inclui Benefícios Previdenciários no valor de R$ 73,2 bilhões, em 2001, e R$ 83,6 bilhões, em 2002.

Alocação dos Programas de Governo por Áreas
Outras Despesas Correntes e de Capital
(Poder Executivo - PLO 2002)



Desenvolvimento Social* 68,0%
Infra-Estrutura 12,8%
4,4%
Administração Pública 2,7%
Defesa e Instituições Democráticas 2,4%
Gestão Pública 2,4%
Gestão Ambiental 1,1%
Informação e Conhecimento 1,0%
Demais 5,1%

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EXHIBIT INDEX ON PAGE 3

DESENVOLVIMENTO SOCIAL

O desenvolvimento social é a área contemplada com a maior destinação de recursos na Proposta Orçamentária para o exercício de 2002 (R$ 129,5 bilhões), representando 68,0% sobre o total de gastos, indicação clara da prioridade conferida às ações de Educação, Saúde, Trabalho, Organização Agrária, Assistência Social, entre outras aí compreendidas.

DESENVOLVIMENTO SOCIAL — R$ milhões

Discriminação	PLO 2001	PLO 2002
Previdência Social*	72.469,2	82.799,1
Saúde	17.987,3	20.409,2
Educação	7.405,0	8.212,4
Trabalho e Emprego	*6.226,7*	7.030,9
Assistência Social*	4.740,6	6.002,7
Organização Agrária	2.553,2	3.006,9
Saneamento e Habitação	1.599,8	1.515,1
Direitos da Cidadania	198,3	290,5
Cultura e Desporto	225,4	278,5
Total	**113.405,5**	**129.545,4**

* Inclui Benefícios Previdenciários no valor de R$ 73,2 bilhões, em 2001, e R$ 83,8 bilhões, em 2002, sendo R$ 72,0 bilhões e R$ 82,4 bilhões, respectivamente, classificados na área de Previdência Social e a diferença, em Assistência Social.



Desenvolvimento Social
PLO 2002
Previdência Social*
63,9%
Saúde
15,8%
Educação
6,3%
Trabalho e Emprego
5,4%
Assistência Social*
4,6%
Organização Agrária
2,3%
Saneamento e
Habitação
1,2%
Direitos da Cidadania
0,2%
Cultura e Desporto
0,2%

Comparado ao PLO 2001, o PLO 2002 resulta no crescimento total de recursos alocados aos programas sociais da ordem de 14,2%.

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Com o intuito de promover o bem-estar da população brasileira, o Governo Federal tem aplicado recursos crescentes em políticas sociais, mesmo nos momentos em que a política fiscal exige uma maior disciplina orçamentária, de modo a conciliar equilíbrio macroeconômico, geração de emprego e renda e desenvolvimento social.

As dotações têm sido alocadas com foco nas ações e critérios de distribuição mais transparentes. Além disso, são patentes as transformações qualitativas operadas para tornar o gasto social mais produtivo. São mudanças no sentido da descentralização e do aumento da participação da sociedade.

A área de Desenvolvimento Social, por conseguinte, vem apresentando indicadores com uma tendência persistente de melhora, conforme dados da Pesquisa Nacional por Amostragem de Domicílio, do IBGE. Como resultado, observou-se uma redução de 49,4 para 34,6 por mil crianças no índice de mortalidade infantil na década de 90. Na Educação, as ações empreendidas visando à universalização do ensino fundamental elevaram o índice de escolarização a 97% na população de 7 a 14 anos. Prosseguiu-se na expansão da infra-estrutura de saneamento básico, e, na Assistência Social, ocorreu um crescimento dos gastos com benefícios voltados, principalmente, aos idosos e deficientes e à criança e ao adolescente.

Outro destaque é a criação de novos programas de transferência direta de renda à população, tais como Bolsa-Alimentação e Bolsa-Renda e a ampliação da LOAS, da Bolsa-Escola e da Jornada Escolar Ampliada e Bolsa Criança-Cidadã.

SAÚDE

No âmbito da saúde serão aplicados R$ 19,2 bilhões, em consonância com a Emenda Constitucional nº 29, de 2000, como também serão alocados recursos adicionais do Fundo de Combate e Erradicação da Pobreza, no montante de R$ 1,2 bilhão, o que possibilitará a ampliação e a melhoria do atendimento à população.

O acesso às ações e aos serviços de saúde é universal e igualitário, conforme mandamento constitucional. A partir dessa premissa, foram definidas três diretrizes básicas: descentralização, atendimento integral e participação da comunidade.

Desde a implantação do Sistema Único de Saúde - SUS, em 1990, por meio da Lei Orgânica da Saúde (Lei nº 8.080, de 19 de setembro de 1990), o Setor Saúde vem passando por profundas mudanças, com a intensificação das transferências de recursos da União para Estados e Municípios.

Além disso, tem sido adotada política de humanização do atendimento e de ênfase em ações que promovam a saúde e a prevenção de doenças. Os avanços obtidos já têm notoriedade internacional, como no tratamento da AIDS, na promoção dos medicamentos genéricos, nos sistemas de informatização da rede de saúde e nas campanhas de vacinação.

SAÚDE *R$ milhões*

Principais Programas	PLO 2001	PLO 2002
Atendimento Ambulatorial, Emergencial e Hospitalar	11.613,2	12.873,3
Saúde da Família	2.770,1	3.234,8
Demais	3.604,0	4.301,1
Total	**17.987,3**	**20.409,2**


Saúde
R$ milhões
14.000,0
12.000,0
10.000,0
8.000,0
6.000,0
4.000,0
2.000,0
0,0
Atendimento Ambulatorial, Emergencial e Hospitalar
Saúde da Família
Demais
PLO 2001
PLO 2002

O Governo vem incrementando os valores destinados à Saúde, bem como tornando o gasto mais produtivo nessa área. A Emenda Constitucional nº 29, de 2000, consolida essa tendência, assegurando recursos mínimos crescentes para a Saúde, tanto no âmbito da União como no dos Estados, Distrito Federal e Municípios.

Atendimento Ambulatorial, Hospitalar e Emergencial



O Governo Federal vem tomando medidas no sentido de facilitar o acesso da população aos serviços hospitalares, principalmente no tocante à equalização da qualidade do atendimento entre as diversas regiões do País, mediante a aplicação de R$ 12,9 bilhões.

A manutenção e o reforço da rede pública hospitalar é fundamental para atender aos desafios impostos pelo tratamento de doenças como a AIDS, pelo atendimento a acidentados e vítimas de violência, pela realização de cirurgias de alta complexidade e pelo maior contingente de idosos, que consomem uma variedade de serviços de saúde muito maior que outras faixas etárias. Nesse sentido, o Programa em questão se articula com os demais programas de Saúde Pública, na medida em que precisa acompanhar as mudanças no perfil da demanda, diversificando a oferta de serviços.

Atenção Básica



A mudança no modelo de financiamento da Atenção Básica à Saúde é uma das principais medidas tomadas pelo Governo Federal no intuito de criar condições para a reorganização da rede de ações de Saúde nos Estados e Municípios brasileiros.

A implantação do Piso de Atenção Básica – PAB, em 1998, foi um fator primordial na estruturação da rede do Sistema Único de Saúde e na consolidação da participação dos Municípios na gerência do sistema.

O PAB é composto de uma parte fixa e de partes variáveis. A parte fixa corresponde a um valor por habitante, que varia de acordo com a capacidade de absorção de cada Município, no desenvolvimento de ações e serviços de saúde. As partes variáveis correspondem a incentivos financeiros destinados a ações estratégicas para organização da Atenção Básica à Saúde.

O Programa Saúde da Família - PSF é o eixo ordenador e estruturante da Atenção Básica, imprimindo uma nova dinâmica de atuação às unidades básicas de Saúde. O programa prioriza as ações de promoção, proteção e recuperação da saúde à família em seu ambiente físico e social, de forma integral e contínua, prevendo a aplicação de R$ 3,2 bilhões.

Parcela dos recursos do PSF, no montante de R$ 1,9 bilhão, é prevista para a parte fixa do Piso de Atenção Básica dos Estados e Municípios em Regime de Gestão Plena. Esse piso é o mecanismo do Sistema Único de Saúde que complementa o sistema de pagamento por produção, privilegiando a atenção integral à Saúde. Com a nova sistemática, os Estados e Municípios assumem a responsabilidade pelos serviços de consultas médicas gerais, exames de pré-natal, planejamento familiar, vacinação, higiene bucal e outros.

No âmbito do programa Saúde da Família, o Piso de Atenção Básica Variável - Saúde da Família contará com R$ 1,3 bilhão. A primeira etapa de sua implantação foi iniciada em 1991, com o programa de Agentes Comunitários de Saúde. A partir de 1994, começaram a ser formadas as primeiras unidades do programa de Saúde da Família, incorporando e ampliando a atuação dos agentes comunitários de saúde. Para 2002 está prevista a implantação de 20 mil equipes, com dedicação integral, inclusive com a participação de profissionais de saúde bucal, atingindo uma cobertura de 70 milhões de pessoas.

O *Incentivo Financeiro para Ações de Prevenção e Controle das Doenças Transmissíveis*, no valor de R$ 566,0 milhões, transferidos aos Estados e Municípios mediante critérios territoriais, epidemiológicos e populacionais, consolida a estruturação dos Municípios como agentes responsáveis pela prevenção e controle epidemiológico de doenças.

O Programa Prevenção e Controle de Doenças Transmitidas por Vetores está ganhando relevo especial em 2002, abrangendo todas as ações de combate às doenças transmitidas por vetores, incluindo dengue, malária, cólera, filariose, tracoma, leishmaniose, esquistossomose, doença de Chagas e peste, com destinação de R$ 861,5 milhões. O conjunto de ações envolve a detecção precoce de fatores de risco à população, o combate a surtos e epidemias e campanhas educativas.

O *Incentivo Financeiro para Assistência Farmacêutica Básica – Farmácia Básica*, repassado com base na relação de R$ 1,00/habitante/ano, terá recursos de R$ 172,5 milhões, possibilitando aos Estados e Municípios a aquisição direta de medicamentos básicos, de forma a priorizar as especificidades e as necessidades regionais.

A Assistência Farmacêutica está garantida com a aplicação prevista de R$ 499,0 milhões. O Programa contempla, ainda, ações de atendimento à população com diversos produtos, que vão de medicamentos básicos a insumos estratégicos, como os destinados ao controle do diabetes e da hipertensão, com R$ 264,8 milhões. O programa também apóia a modernização e adequação de laboratórios farmacêuticos públicos, com recursos no valor de R$ 20,0 milhões.

O *Incentivo Financeiro para o Combate às Carências Nutricionais*, que conta com a dotação de R$ 167,0 milhões, repassado a Estados e Municípios, possibilitará o atendimento a 928 mil crianças com reforço alimentar.

É importante registrar, ainda, o *Incentivo Financeiro para Vigilância Sanitária*, como parte integrante da Atenção Básica.

Bolsa-Alimentação

No intuito de propiciar alimentação correta e nutrição adequada para gestantes, nutrizes e crianças de 6 meses a 6 anos, de famílias de baixa renda em risco nutricional, o Governo Federal iniciou em 2001 a ação *Assistência Financeira à Família visando a Complementação da Renda para Melhoria da Nutrição - Bolsa-Alimentação*, a qual repassará R$ 300,0 milhões diretamente aos beneficiários, possibilitando o atendimento de 1,6 milhão de pessoas.

A ação citada substituirá paulatinamente o *Incentivo Financeiro para o Combate às Carências Nutricionais*, com a vantagem de ser uma transferência direta de renda, associada a um esforço de melhoria nutricional da população.

A Bolsa-Alimentação, além de complementar diretamente a renda das famílias, traz benefícios indiretos, tais como: a flexibilização da opção de escolha dos alimentos a serem consumidos, o fomento à atividade econômica do Município, a otimização do grau de escolha dos alimentos, a redução da prevalência de desnutrição e da taxa de mortalidade infantil, a redução das pressões que provocam impactos negativos no meio ambiente, a maior conscientização das famílias quanto às suas responsabilidades para com seus membros, por meio do cumprimento de uma agenda positiva em saúde e, sobretudo, mais cidadania e inclusão social.

Vigilância Sanitária

O Governo Federal vem fortalecendo a política de vigilância sanitária mediante uma administração autônoma, voltada para os princípios de eficiência, eficácia e efetividade, e com capacidade de regulação do mercado de bens e serviços de saúde, por meio da Agência Nacional de Vigilância Sanitária – ANVS, à qual estão vinculados os Programas de Vigilância Sanitária de Produtos e Serviços e de Portos, Aeroportos e Fronteiras.

A Agência, com dotação prevista de R$ 123,7 milhões, objetiva promover a proteção da saúde da população, por intermédio do controle sanitário da produção e da comercialização de produtos e serviços submetidos à vigilância sanitária, incluindo o controle dos ambientes, processos, insumos e tecnologias a esses relacionados, bem como o controle de portos, aeroportos e fronteiras. Sua atuação em relação ao processo de controle de qualidade e ampliação do acesso da população aos medicamentos genéricos tem propiciado a redução do custo final dos medicamentos, superando a meta de registro de 300 medicamentos para 2001.

O Incentivo Financeiro para Vigilância Sanitária prevê a transferência a Estados e Municípios de recursos da ordem de R$ 80,0 milhões, destinados ao incremento de ações básicas de fiscalização e controle sanitário em produtos, serviços e ambientes sujeitos à vigilância sanitária, e atividades de educação em vigilância sanitária.

Prevenção e Controle das Doenças Imunopreveníveis

O Programa de Prevenção e Controle das Doenças Imunopreveníveis tem como objetivo prevenir e manter sob controle as doenças passíveis de imunização. Para isso, está sendo feito um esforço de ampliação da produção nacional de imunobiológicos, bem como de diversificação das vacinas produzidas, reduzindo a necessidade de importação. O programa estabelece investimentos em infra-estrutura, capacitação profissional, desenvolvimento tecnológico e transferência de tecnologia.

A vacinação terá recursos de R$ 356,3 milhões em 2002, que serão aplicados em todo território nacional na prevenção e combate de doenças como a meningite, o sarampo e a febre amarela, entre outras. O programa distribuirá 361,9 milhões de doses de vacinas, mediante logística que garante a cobertura vacinal em todo o País. Prevê, também, a distribuição de vacinas específicas para idosos e crianças, atendendo 13,9 milhões de idosos e 15,8 milhões de crianças no combate à doenças como a poliomielite, o sarampo, a gripe e a pneumonia.

Saúde Suplementar

Para garantir a promoção da defesa do interesse público na assistência à saúde, serão destinados R$ 57,5 milhões às ações de regulação, fiscalização e monitoramento das operadoras de planos privados e sua relação com prestadores e consumidores, que representam um contingente de mais de 40 milhões de brasileiros, aumentando a competitividade e a eficiência do mercado de planos privados de saúde e promovendo uma maior transparência na relação entre os usuários e as empresas.

Doenças Sexualmente Transmissíveis – DST/AIDS

A AIDS se desenvolveu no país, na década de 80, mas a partir de 1994 é que se observou o aumento da incidência da doença. Desde o início foram registrados mais de 190 mil casos, estimando-se que haja um número superior a 500 mil portadores do vírus no País.

O Governo Federal vem desenvolvendo uma série de ações, como campanhas educativas, implantação de serviços assistenciais alternativos, promoção de práticas seguras, aquisição e distribuição de preservativos e testes de laboratórios, desenvolvimento de estudos e capacitação de profissionais especializados, além da distribuição gratuita de medicamentos aos portadores do vírus HIV. O resultado dessas ações é o reconhecimento internacional do sucesso do Brasil no combate à AIDS.

O programa Prevenção, Controle e Assistência aos Portadores de Doenças Sexualmente Transmissíveis e da AIDS foi contemplado com R$ 596,0 milhões, sendo a maior parte, no valor de R$ 516,0 milhões, destinada a medicamentos. Esses recursos atenderão um contingente de 139 mil pessoas que convivem com a AIDS, e são atendidas pela rede pública de saúde, recebendo, gratuitamente, medicamentos para seu tratamento. Além disso, o Programa contempla ações educativas focadas na prevenção que, por exemplo, vão garantir a distribuição de 350 milhões de preservativos, a realização de 3 milhões de testes de laboratório e o atendimento a 1,5 milhão de chamadas no serviço Disque-AIDS.

Qualidade do Sangue

O Programa Qualidade do Sangue tem por objetivo assegurar a qualidade e auto-suficiência em sangue, componentes, derivados sangüíneos e correlatos, bem como garantir a assistência aos portadores de doenças de coagulação sangüínea e de má formação das hemáceas, e elevar o padrão do atendimento dos serviços disponibilizados à população. O Governo Federal tem fomentado estudos e pesquisas, capacitação e adequação de recursos humanos, estruturação e modernização das unidades que formam a cadeia do sangue e hemoderivados, dotando as Unidades de Saúde de maior eficiência.

O Programa tem uma dotação global de R$ 184,7 milhões e sua principal ação *Atendimento a Pacientes Hemofílicos com Fatores de Coagulação* destinará R$ 140,0 milhões para beneficiar 7,6 mil pacientes em todo o País, complementado por ações de modernização e reforço da infra-estrutura de hemocentros públicos.

Profissionalização da Enfermagem - PROFAE

Com o intuito de elevar o padrão de qualidade e eficiência do atendimento prestado à população e dinamizar o mercado de trabalho no setor saúde está sendo desenvolvido, em todo o território nacional, o Programa *Profissionalização da Enfermagem – PROFAE*, com recursos da ordem de R$ 100 milhões, que se destinam à qualificação de 225 mil trabalhadores que atuam na área de enfermagem no País sem a devida qualificação, à estruturação e modernização de 7 escolas técnicas de saúde e à formação pedagógica de 4.000 docentes na área de enfermagem.

Qualidade e Eficiência do SUS

O Programa Qualidade e Eficiência do SUS envolve ações dirigidas à melhoria da qualidade do atendimento e da modernização da estrutura do Sistema Único de Saúde – SUS, com recursos de R$ 475,3 milhões, distribuídos entre várias ações de implantação, reforma e modernização de unidades do SUS e do projeto Reforço à Reorganização do Sistema Único de Saúde - REFORSUS.

O REFORSUS tem por objeto a recuperação e modernização da rede física de saúde conveniada, que presta serviços ao SUS, mediante a aquisição de equipamentos médico-hospitalares e de unidades móveis, a execução de obras de reforma e ampliação de estabelecimentos de saúde e de projetos para a melhoria da gestão do sistema de saúde nacional. A distribuição dos recursos busca maior eqüidade entre os Estados, sendo 70% proporcionalmente ao número de habitantes e os 30% restantes em valores inversamente proporcionais ao gasto de custeio por habitante do Ministério da Saúde no mesmo período. Assim, embora os Estados mais populosos recebam maiores recursos em termos absolutos, os mais pobres recebem um investimento maior por habitante.

O REFORSUS prioriza, também, a modernização gerencial da Saúde, mediante ações como a criação do Cartão SUS e a Rede Nacional de Informações em Saúde, que informatiza Secretarias Estaduais e Municipais de Saúde, além de um vasto rol de iniciativas de capacitação e prestação de apoio técnico.

EDUCAÇÃO



A Proposta Orçamentária da Educação para o ano 2002 é de R$ 8,2 bilhões, excluindo-se as transferências aos Estados e ao Distrito Federal da cota-parte do salário-educação.

Os recursos para a Educação têm sido direcionados para fortalecer o ensino fundamental, de forma a complementar o exercício das prioridades constitucionais atribuídas aos Estados e aos Municípios. Mais recentemente, o Governo Federal também vem priorizando o ensino médio, como reflexo do aumento das taxas de escolarização no ensino fundamental, e o ensino profissional, em virtude das profundas transformações no mercado de trabalho.

EDUCAÇÃO R$ milhões

Nível de Ensino	PLO 2001	PLO 2002
Ensino Fundamental	4.027,8	4.565,1
Ensino Superior	2.115,5	2.211,9
Ensino Médio e Profissional	840,4	785,1
Demais	421,2	650,3
Total	7.405,0	8.212,4


R$ milhões
Educação
(por Nível de Ensino)
5.000,0
4.500,0
4.000,0
3.500,0
3.000,0
2.500,0
2.000,0
1.500,0
1.000,0
500,0
0,0
Ensino Fundamental
Ensino Superior
Ensino Médio e Profissional
Demais
PLO 2001
PLO 2002

Ensino Fundamental

A universalização e a melhoria da qualidade do ensino fundamental continuam a ser prioridades do Governo Federal, atendendo supletivamente a 32,5 milhões de alunos das redes estadual e municipal, o que representa mais de 90% das redes de ensino. Ações nesse sentido já resultaram em uma taxa de atendimento escolar de 97% da população de 7 a 14 anos, índice comparado ao dos países desenvolvidos. Para tanto, esse nível de ensino será contemplado com R$ 4,6 bilhões, sendo R$ 87,0 milhões no programa Escola de Qualidade para Todos e R$ 4,5 bilhões no programa Toda Criança na Escola.

O programa Toda Criança na Escola visa a universalizar o atendimento do ensino fundamental, com ações exclusivas de suporte educacional, como a merenda, a bolsa-escola e o livro didático, capazes de contribuir para que o aluno tenha condições de freqüentar a escola e ter acesso ao aprendizado, reduzindo a evasão e conseqüentemente, a estabilização do fluxo escolar.

A carência nutricional será combatida por intermédio da *Alimentação Escolar*, para a qual o Governo Federal contribuirá com R$ 900,0 milhões. A merenda vem a cada ano aprimorando o seu cardápio, com refeições que têm procurado respeitar os hábitos alimentares de cada localidade. Os recursos são transferidos aos Estados, ao Distrito Federal e aos Municípios, tendo como base o censo escolar do ano anterior, ficando estes responsáveis pelo atendimento de 37,7 milhões de alunos.

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Por sua vez, o problema de acesso do aluno à escola, devido à dificuldade de locomoção, será minimizado pela ação *Transporte Escolar*. Para tanto, foram destinados R$ 36,0 milhões para a aquisição de mais de mil veículos, especialmente para atender ao aluno que reside no meio rural.

Outro ponto a ser enfocado é a melhoria da infra-estrutura escolar pública, que contará com recursos do *Fundo de Fortalecimento da Escola – FUNDESCOLA*, no valor de R$ 100,0 milhões, o qual dará continuidade aos investimentos para construção de unidades de ensino, aquisição de equipamentos escolares, capacitação de professores e gestão do sistema educacional.

Como ação supletiva ao FUNDESCOLA, serão transferidos recursos financeiros a serem geridos diretamente pelas escolas, mediante a ação Dinheiro Direto na Escola, que dispõe de dotação de R$ 327,2 milhões para garantir a manutenção e a melhoria de 138 mil escolas.

Com o propósito de aprimorar o processo de alocação de recursos públicos no ensino fundamental, em todas as unidades da Federação, foi instituído o Fundo de Manutenção e Desenvolvimento do Ensino Fundamental e de Valorização do Magistério – FUNDEF, por meio da Emenda Constitucional nº 14, de 1996. A Proposta Orçamentária para 2002 prevê a complementação da União no valor de R$ 664,0 milhões de forma a garantir um gasto mínimo anual na educação por aluno de R$ 395,00 da 1ª a 4ª séries, e R$ 414,75, da 5ª a 8ª séries.

Por sua vez, o aspecto didático também está sendo contemplado com a alocação de R$ 325,7 milhões na ação *Distribuição de Livros Didáticos para Alunos e Professores*. Tal dotação possibilitará a distribuição de 65,5 milhões de exemplares, incluindo 5,8 milhões de dicionários para os alunos da 1ª série, considerando que, para 2002, serão fornecidos apenas os livros para reposição e novas matrículas. Cabe ressaltar que foram distribuídos 597 milhões de livros didáticos, nos anos letivos de 1995 a 2001, beneficiando, em média, 30 milhões de alunos e 174 mil escolas públicas do ensino fundamental. Além disso, a atual política de reutilização de livros, por três anos consecutivos, reflete a preocupação com o bom uso dos recursos públicos.

O enfoque cultural é atendido pela ação *Distribuição de Acervos Bibliográficos para Escolas do Ensino Fundamental*, que tem como objetivo a distribuição às escolas de ensino fundamental da rede pública de obras literárias juvenis e infantis, abordando temas sobre formação histórica, econômica e cultural do País, além de obras de referência como enciclopédias e dicionários As obras literárias distribuídas servirão de subsídio para incentivar a leitura e a conseqüente formação da consciência crítica dos alunos e dos professores, além de serem disponibilizadas à comunidade em geral. Em 2002 serão distribuídos 22 mil módulos (conjuntos de obras pedagogicamente selecionadas, compostas por 2 globos, 1 atlas histórico e 215 livros), ao custo de R$ 18,0 milhões.

A ação *Assistência Médica e Odontológica a Alunos do Ensino Fundamental* contará com R$ 16,1 milhões, com vistas a propiciar especial atenção à saúde das crianças matriculadas no ensino público fundamental.

O programa Escola de Qualidade para Todos, mediante a democratização do acesso a novas tecnologias de suporte à formação educacional, proporcionará a melhoria da qualidade do ensino fundamental público. O foco é o desenvolvimento do aluno e o seu preparo para a cidadania e o trabalho, por meio da aquisição de competências educacionais.

Dentre as medidas voltadas para a viabilização de novas formas de educação, destaca-se a ação Equipamentos de Informática para o Centro de Experimentação e Tecnologia Educacional – CETE, Núcleos de Tecnologia Educacional – NTE e Escolas, que contará com R$ 34,5 milhões, possibilitando a implantação de 943 núcleos de tecnologia educacional.

O avanço do processo de informatização das escolas teve início em 1996. As ações do Governo Federal já permitiram equipar 2,5 mil escolas do ensino fundamental com 25 mil computadores. Também foram capacitados 22 mil professores que estão ensinando 2,5 milhões de alunos a usar os programas de informática, pesquisar e acessar a Internet.

Outra ação importante, relacionada à Educação a Distância, é a *Equipamentos para TV Escola*, para a qual o Governo reservou R$ 15,0 milhões, possibilitando a aquisição de 20.000 kits de recepção de sinal digitalizado.

Bolsa - Escola

Com a finalidade de enfrentar a restrição ocasionada pela necessidade de complementação de renda das famílias carentes, o Governo Federal ampliou a ação de *Participação em Programas Municipais de Garantia de Renda Mínima Associados a Ações Sócioeducativas – Bolsa-Escola*, como subsídio à renda familiar, condicionado à permanência das crianças na escola, que beneficiará 5,4 milhões de famílias, com 10,2 milhões de crianças. Serão gastos R$ 2,0 bilhões provenientes do Fundo de Combate e Erradicação da Pobreza, sendo R$ 1,2 bilhão no Projeto Alvorada, e cada família receberá R$ 15,00 por criança na escola até o limite de R$ 45,00 por família. A distribuição dos recursos está condicionada à freqüência dos alunos às aulas, sendo essa exigência de 85% das aulas no trimestre. Terão prioridade no recebimento dos benefícios os mais de três mil Municípios de 14 Estados que apresentem os mais baixos índices de Desenvolvimento Humano (IDH), os Municípios que participaram dessa ação em 1999 e 2000 e os Municípios que recebiam cestas básicas do Comunidade Solidária.

Ensino Médio

O Governo Federal, por meio do Projeto Alvorada, vem concentrando esforços na reforma e expansão do ensino médio. De 1994 a 2000, a matrícula neste nível de ensino cresceu 66%. A expansão do ensino médio tem-se dado na rede escolar pública, permitindo a incorporação dos setores de baixa renda.

Para atender a essa crescente demanda, o programa Desenvolvimento do Ensino Médio contará com R$ 504,2 milhões, destinados à ampliação da oferta de vagas. No âmbito do referido programa, destacam-se as ações *Expansão e Melhoria da Rede Escolar,* para adequá-la à nova realidade, e *Implementação da Reforma do Ensino Médio*, voltada para a monitoração e a avaliação de seu desempenho.

Educação Profissional

A crescente inserção das economias domésticas nos mercados globais aprofunda as exigências de melhoria da qualificação profissional da população como fator para o crescimento do País. O programa Desenvolvimento da Educação Profissional terá dotação de R$ 280,8 milhões com o objetivo de integrar o sistema educacional ao mercado de trabalho, em conformidade com a Lei de Diretrizes e Bases da Educação.

O principal objetivo desse programa é a reestruturação da rede de escolas técnicas e agrotécnicas federais, de modo a aproximá-las do setor produtivo e a permitir a sua articulação com outros agentes participantes da política de educação profissional. Dentre as ações assinalam-se a *Implementação da Reforma da Educação Profissional*, *Implantação de Centros Escolares de Educação Profissional,* com previsão de implantação de 85 centros implantados, e *Instrumental para Ensino e Pesquisa destinado aos Centros de Educação Profissional*, para equipar 35 centros escolares, que contarão com R$ 156,6 milhões, visando a melhorar e ampliar a infra-estrutura e modernizar laboratórios.

Educação Especial e de Jovens e Adultos

Na Educação Especial verificou-se nos últimos anos um expressivo aumento do acesso dos portadores de necessidades especiais à educação, com crescimento de 90,7% nas matrículas no período de 1998 a 2000. Com relação à Educação de Jovens e Adultos houve um crescimento de 157%, entre 1995 e 2000, passando de 340 mil para 873 mil estudantes. O Governo Federal, por meio do Projeto Alvorada, irá prestar apoio financeiro aos governos estaduais e municipais para a Educação de Jovens e Adultos, com a ação *Garantia do Padrão Mínimo de Qualidade para o Ensino Fundamental de Jovens e Adultos (Recomeço – Programa Supletivo)*, no valor de R$ 327,6 milhões.

Ensino Superior

O ensino superior estará contemplado na Proposta Orçamentária com recursos da ordem de R$ 2,2 bilhões, alocados nos programas Desenvolvimento do Ensino de Graduação e Desenvolvimento do Ensino de Pós-Graduação. As Instituições Federais de Ensino Superior – IFES vêm sendo fortalecidas nas regiões menos desenvolvidas, por meio de uma política de correção progressiva dos desequilíbrios regionais. Dessa forma, o crescimento do número de alunos tem sido mais acentuado nas instituições federais da região Nordeste do que no conjunto do País. Entre 1995 e 1999, a matrícula nas instituições daquela região cresceu 27,2% contra 20,4% de expansão da taxa em nível nacional.

Com a criação da Fundação Universidade Federal de Tocantins fica assegurada a presença do ensino superior federal em todos os Estados brasileiros.

O Governo Federal reservou R$ 733,4 milhões para ações voltadas ao funcionamento das IFES, destinando, ainda, R$ 114,0 milhões para a *Modernização e Recuperação da Infra-Estrutura Física das Instituições Federais de Ensino Superior e dos Hospitais de Ensino.*

Dentre as ações que contribuirão para ampliar a oferta de vagas e melhorar a qualidade do ensino de graduação, destaca-se a concessão de crédito educativo, importante instrumento de acesso de estudantes carentes à universidade, viabilizado por intermédio do *Fundo de Financiamento do Estudante de Ensino Superior – FIES*. Esse Fundo contará com R$ 612,7 milhões no próximo ano, financiando até 70% das mensalidades escolares de 160 mil estudantes. Continuará existindo o antigo *Crédito Educativo* para os alunos atendidos nessa modalidade até 1999, com recursos previstos em R$ 49,8 milhões no ano 2002, para manter o serviço prestado a 10 mil estudantes.

O Ensino de Pós-Graduação receberá um aporte de R$ 536,3 milhões. A maior parte – R$ 412,8 milhões – será destinada à concessão de bolsas de estudo no Brasil e no exterior. O restante vai garantir o funcionamento dos cursos, além de outras ações.

EDUCAÇÃO		R$ milhões
Principais Programas	PLO 2001	PLO 2002
Toda Criança na Escola	3.956,4	4.477,9
Desenvolvimento do Ensino de Graduação	1.478,4	1.675,6
Desenvolvimento do Ensino de Pós-Graduação	514,2	536,3
Desenvolvimento do Ensino Médio	520,4	504,2
Desenvolvimento da Educação Profissional	320,1	280,8
Escola de Qualidade para Todos	71,4	87,3
Demais	544,1	650,3
Total	7.405,0	8.212,4

Estatísticas e Avaliações Educacionais

O programa de Estatísticas e Avaliações Educacionais contará com R$ 126,7 milhões para 2002.

No âmbito do referido programa, cabe ressaltar as seguintes ações: o Censo Escolar; o Sistema Nacional de Avaliação da Educação Básica – SAEB; o Sistema Integrado de Informação Educacional – SIED; o Exame Nacional do Ensino Médio – ENEM; o Exame Nacional de Cursos de Graduação – PROVÃO e o Censo do Ensino Superior.

O *Censo Escolar,* realizado anualmente pelo Ministério da Educação, tem por objetivo a produção de dados e informações estatístico-educacionais para subsidiar o planejamento e a gestão da educação brasileira pelas esferas governamentais e disporá de R$ 7,9 milhões.

O *Exame Nacional do Ensino Médio – ENEM* foi contemplado na Proposta Orçamentária com R$ 63,5 milhões, com meta de 1,6 milhão de alunos, possibilitando a cada aluno realizar sua auto-avaliação e orientar melhor suas escolhas futuras, servindo como modalidade alternativa ou complementar de ingresso nos cursos profissionalizantes e no ensino superior.

O *Exame Nacional de Cursos de Graduação – PROVÃO,* com recursos de R$ 26,1 milhões, destina-se a complementar as avaliações do ensino de graduação, objetivando alimentar os processos de decisão e de formulação de ações voltadas para o aprimoramento dos cursos de graduação. O Provão tem-se revelado um valioso instrumento de classificação das instituições de ensino, permitindo ao estudante escolher os cursos melhor avaliados.

O *Censo do Ensino Superior* receberá aporte de R$ 3,4 milhões para levantamentos de dados e informações estatísticas junto às instituições públicas e privadas de ensino superior, possibilitando a monitoração dos cursos ministrados.

ASSISTÊNCIA SOCIAL

O Governo Federal tem promovido um contínuo aperfeiçoamento das ações na área da assistência social. A cada ano essas ações são mais abrangentes e diversificadas, focalizando a população beneficiária. O Projeto de Lei Orçamentária de 2002 estabelece uma dotação de R$ 6,0 bilhões para a Assistência Social, representando um crescimento expressivo em relação ao PLO 2001, no percentual de 26,6%.

ASSISTÊNCIA SOCIAL R$ milhões

Principais Programas	PLO 2001	PLO 2002
Atenção à Pessoa Portadora de Deficiência	2.612,7	3.269,5
Valorização e Saúde do Idoso	1.498,1	1.908,0
Erradicação do Trabalho Infantil	300,3	475,5
Atenção à Criança	279,1	269,0
Brasil Jovem	36,1	66,1
Demais	14,2	14,7
Total	**4.740,6**	**6.002,7**


Assistência Social
PLO 2002
54,5%
31,8%
0,2%
1,1%
4,5%
7,9%

Pagamento de Benefícios de Prestação Continuada - LOAS

A proteção ao idoso e às pessoas portadoras de deficiência em situação de pobreza constitui um dos objetivos fundamentais do Governo na busca do bem-estar social. O processo de envelhecimento da população brasileira tem levado ao aumento da demanda por esses benefícios. Além disso, verifica-se um crescimento do índice de informalidade do emprego no Brasil, que também atinge esses segmentos. Cerca de 40 milhões de pessoas, com 10 anos ou mais de ocupação, não recolhem contribuições previdenciárias, não podendo, portanto, contar com a aposentadoria quando atingirem a velhice ou caso fiquem impedidas de trabalhar.

O pagamento de benefícios de prestação continuada - LOAS, com dotação de R$ 3,3 bilhões para 2002, contempla pessoas com 67 anos ou mais e portadores de deficiência, cuja renda familiar per capita seja inferior a ¼ de salário mínimo. Os benefícios previstos na LOAS, no valor de um salário mínimo, vem substituindo paulatinamente a Renda Mensal Vitalícia. O número médio de beneficiários previsto para 2002 é de 530 mil idosos e 920 mil portadores de deficiência. A evolução anual dos gastos com a LOAS, desde 1996, ocorreu conforme quadro a seguir:


Evolução anual dos gastos com LOAS
(Em R$ mil)
3500,0
3000,0
2500,0
2000,0
1500,0
1000,0
500,0
0,0
1996
1997
1998
1999
2000
2001
2002

Atendimento à Pessoa Idosa

Além do pagamento dos benefícios da LOAS, o Governo Federal atua no atendimento ao idoso, por meio de assistência em diversas modalidades, como asilar, domiciliar, centros de convivência, casas-lares, buscando sua integração na família e na comunidade. Em 2002 serão destinados R$ 32,7 milhões para atender 294 mil idosos.

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Atendimento à Pessoa Portadora de Deficiência

O Governo Federal atua, também, no atendimento ao portador de deficiência, com o objetivo de assegurar seus direitos e combater a discriminação. Por meio da ação *Atendimento à Pessoa Portadora de Deficiência em Situação de Pobreza,* diversos serviços são prestados, entre os quais a reabilitação, a capacitação para o mercado de trabalho e a proteção em casas-lares daqueles que se encontram em situação de abandono. Em 2001, 129 mil pessoas portadoras de deficiência em situação de pobreza serão beneficiadas. Em 2002, a meta é de 148 mil, com os quais serão gastos R$ 76,2 milhões.

Criança e Adolescente

Parcela significativa da população infantil brasileira encontra-se em famílias em situação de pobreza e, portanto, em estado de vulnerabilidade. O programa Atenção à Criança, com dotação de R$ 269,0 milhões, voltado para o público de 0 a 6 anos de idade tem como objetivo proporcionar à criança o atendimento em creches e pré-escolas, mediante parcerias com entidades da sociedade civil de interesse público.

É merecedora de destaque a questão da criança e do adolescente vítimas de abuso e exploração sexual. O Governo, por intermédio do programa Combate ao Abuso e à Exploração Sexual de Crianças e Adolescentes, com recursos de R$ 6,5 milhões para 2002, vem realizando trabalho intenso no sentido de combater situações reais e potenciais de exploração sexual à criança e ao adolescente.

O programa Brasil Jovem, contemplado com R$ 66,1 milhões, objetiva a formação de multiplicadores, denominados Agentes Jovens de Desenvolvimento Social e Humano, para a disseminação de práticas educativas, culturais e desportivas voltadas para os jovens de 15 a 24 anos. As ações de *Capacitação e de Concessão de Bolsa ao Agente Jovem de Desenvolvimento Social e Humano* estão inseridas no Projeto Alvorada. A meta é atender 52 mil jovens em 2002.

Erradicação do Trabalho Infantil

O programa Erradicação do Trabalho Infantil terá recursos de R$ 475,5 milhões, com o objetivo de eliminar as práticas consideradas insalubres, perigosas e penosas de trabalho infantil, contemplando a população de 7 a 14 anos.

As três principais ações desse programa são a Concessão da Bolsa Criança-Cidadã, o Atendimento à Criança e ao Adolescente em Jornada Escolar Ampliada e a Geração de Ocupações Produtivas para Famílias com Crianças Atendidas pelo Programa de Erradicação do Trabalho Infantil. As duas primeiras consistem em transferência de renda, de modo a compensar financeiramente as famílias que retirarem seus filhos do trabalho com a condição de mantê-los na escola em jornada integral. A última ação consiste em incentivo para que as famílias possam auferir renda obtendo recursos do próprio trabalho.

PREVIDÊNCIA SOCIAL



Os valores aplicados e o universo de beneficiários da Previdência Social têm crescido sistematicamente desde 1995, ocasião em que cerca de 15,9 milhões de pessoas eram atendidas, o que representava um dispêndio anual com benefícios de R$ 32,9 bilhões. Para o exercício de 2002, estima-se que 19,2 milhões de pessoas serão beneficiadas, gerando uma despesa de R$ 83,2 bilhões. A variação esperada, entre 1995 e 2002, na quantidade de benefícios pagos é de 20,7%, enquanto a variação estimada nos gastos com o pagamento de benefícios da previdência social, em termos reais, será de 59,2 %.

A despesa com benefícios previdenciários em 2002 é composta pelos tipos de benefícios detalhados no quadro a seguir:

Benefícios Previdenciários

R$ milhões

Principais Ações	Beneficiários*	PLO 2002
Benefícios Previdenciários	**19.185.003**	**83.206,0**
Aposentadorias	11.233.520	51.942,7
Aposentadoria Especial	446.483	4.192,0
Salário-Família	186.657	24,4
Abono	4.684	12,3
Pensões	5.268.304	19.588,8
Auxílios	1.191.078	5.133,9
Auxílio Maternidade	130.152	625,0
Renda Mensal Vitalícia	724.125	1.686,9
Precatórios		**567,6**
Total		**83.773,6**

(*) Estimativa do número médio de beneficiários em 2002.

Reformulação da Rede de Atendimento

O Governo vem promovendo investimentos visando melhorar a qualidade dos serviços da rede de atendimento da previdência social. Os investimentos priorizam o foco no usuário dos serviços, a integração em lugar único da prestação de todos os serviços, a ampliação do horário e dias de atendimento ao público, a ênfase na informação e orientação prévia aos usuários dos serviços e a eliminação de exigências desnecessárias e procedimentos repetitivos. Cabe ressaltar, também, o uso massivo da Internet e o incentivo ao auto-atendimento, bem como a transformação do perfil de atuação e a capacitação dos servidores.

Dentre os diversos serviços já disponíveis para a população, destacam-se os de estrutura interativas como o Prevfone, Prevnet e Prevfácil, o atendimento volante – Prevmóvel, o acesso à conta individual de contribuição – Prevcidadão e a Ouvidoria Geral da Previdência Social. Até julho de 2001, das 1.125 unidades de atendimento, 391 já haviam sido transformadas para o novo padrão de agências.

TRABALHO E EMPREGO



A geração e expansão do emprego, o aumento da empregabilidade e a proteção social dos trabalhadores constituem prioridades do Governo Federal.

A geração de emprego e renda terá continuidade com o aporte de recursos oriundos da parcela de 40% da arrecadação da Contribuição para os programas do PIS/PASEP, no valor de

R$ 3,9 bilhões, destinada ao Banco Nacional de Desenvolvimento Econômico e Social – BNDES, possibilitando o financiamento de investimentos produtivos, que resultarão na criação de oportunidades de emprego e obtenção de renda.

TRABALHO E EMPREGO		R$ milhões
Principais Programas	PLO 2001	PLO 2002
Novo Emprego e Seguro Desemprego	4.606,8	5.379,3
Assistência ao Trabalhador	781,4	922,7
Qualificação Profissional	497,5	310,5
Demais	341,1	418,3
Total	6.226,7	7.030,9


Trabalho e Emprego
R$ bilhões
6,0
5,0
4,0
3,0
2,0
1,0
0,0
Novo Emprego e Seguro Desemprego
Assistência ao Trabalhador
Demais
PLO 2001
PLO 2002

Seguro-Desemprego e Intermediação do Emprego

Com dotação estimada de R$ 5,4 bilhões, o programa Novo Emprego e Seguro-Desemprego objetiva proporcionar proteção social ao trabalhador em situação de desemprego involuntário, bem como sua recolocação em posto de trabalho compatível com suas habilidades.

No que concerne às ações de pagamento do benefício do seguro-desemprego, com dotação de R$ 5,2 bilhões, o Governo tem assegurado a assistência financeira temporária ao trabalhador desempregado em virtude de dispensa sem justa causa e contribuído para a preservação de empregos mediante a concessão de bolsa de qualificação aos trabalhadores matriculados em curso ou programa de qualificação oferecido pelo empregador. Em termos reais, foram gastos com seguro-desemprego, entre 1995 e 2000, cerca de R$ 29,6 bilhões, proporcionando o atendimento de 26,4 milhões de trabalhadores, estimando-se que serão beneficiados 4,3 milhões de trabalhadores em 2001 e a mesma quantidade em 2002.

A partir do exercício de 2001, foram destinadas dotações orçamentárias, também, para a concessão do seguro-desemprego ao trabalhador doméstico, estendendo àqueles que já dispõem do Fundo de Garantia do Tempo de Serviço – FGTS o direito à assistência financeira temporária, no caso de dispensa sem justa causa. Em 2002, estima-se beneficiar cerca de 133 mil trabalhadores domésticos, com recursos da ordem de R$ 75 milhões.

Qualificação Profissional do Trabalhador

Ao programa Qualificação Profissional do Trabalhador foram destinados R$ 310,5 milhões, para reduzir os riscos de desemprego e subemprego e elevar a produtividade e renda do trabalhador. Serão beneficiados cerca de 2 milhões de pessoas, por intermédio dos "Planos Estaduais de Qualificação" e de parcerias com entidades que atuam na área de educação profissional, incluindo as centrais sindicais, entidades patronais, organizações governamentais e não-governamentais e organismos internacionais.

Esse programa foi concebido de modo a incluir a educação profissional na pauta da política pública de trabalho e geração de renda, tendo como objetivo a redução dos níveis de desemprego e subemprego. Desde o início do programa, em 1995, até o final do exercício de 2000, foram beneficiados 11,2 milhões de trabalhadores.

Abono Salarial

A proteção social ao trabalhador também será promovida por intermédio do programa Assistência ao Trabalhador, com recursos de R$ 922,7 milhões, que garantirão o Pagamento do Abono Salarial aos trabalhadores formais que percebem até 2 salários mínimos mensais, proporcionando uma renda suplementar ao trabalhador beneficiado.

O número de trabalhadores beneficiados com o Abono Salarial tem crescido nos últimos anos, atingindo em 2000 cerca de 5,6 milhões de um público-alvo de 6,9 milhões de trabalhadores identificados.

Estima-se que o número de beneficiários do Abono Salarial nos exercícios de 2001 e 2002 será de 5,2 milhões de trabalhadores em cada ano.

Direitos do Trabalhador e Segurança no Trabalho

Objetivando assegurar o cumprimento dos direitos do trabalhador e estimular a negociação e a cooperação entre trabalhadores e empregadores, o programa Trabalho Legal foi contemplado com recursos da ordem de R$ 245,2 milhões, de modo a possibilitar a realização de 360 mil fiscalizações de obrigações trabalhistas e da arrecadação do FGTS.

Dentro dessa mesma linha de atuação, o programa Trabalho Seguro e Saudável, cujo objetivo é reduzir a incidência de acidentes e de doenças decorrentes do trabalho, conta com recursos de R$ 27,7 milhões direcionados, prioritariamente, para ações de prevenção de acidentes e doenças do trabalho.

FGTS - Complemento da atualização monetária

Objetivando assegurar o cumprimento do acordo para o resgate do complemento da atualização monetária em contas vinculadas do Fundo de Garantia do Tempo de Serviço – FGTS, conforme dispõe a Lei Complementar nº 110, de 29 de junho de 2001, foram alocados na proposta orçamentária de 2002 recursos da ordem de R$ 1,9 bilhão, originários da contribuição social instituída pela referida Lei, correspondente à cobrança do adicional de 10% em caso de demissão sem justa causa e de 0,5% sobre a remuneração devida.

HABITAÇÃO, SANEAMENTO E INFRA-ESTRUTURA URBANA

A Proposta Orçamentária para 2002 destina R$ 1,5 bilhão para habitação, saneamento e infra-estrutura urbana.

SANEAMENTO E HABITAÇÃO R$ milhões

Principais Programas	PLO 2001	PLO 2002
Saneamento Básico e Saneamento é Vida	1.391,0	1.035,5
Carta de Crédito	0,0	350,0
Morar Melhor e Nosso Bairro	204,7	109,8
Demais	4,1	19,9
Total	1.599,8	1.515,1


Saneamento e Habitação
R$ milhões
1.400,0
1.200,0
1.000,0
800,0
600,0
400,0
200,0
0,0
Saneamento Básico e Saneamento é Vida
Carta de Crédito
Morar Melhor e Nosso Bairro
PLO 2001
PLO 2002

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Compete, constitucionalmente, à União, aos Estados, ao Distrito Federal e aos Municípios promover programas de melhoria e construção de moradias e de saneamento básico, sendo dos Municípios a titularidade para a prestação dos serviços de caráter local e para o ordenamento territorial e da ocupação do solo urbano.

No âmbito de sua competência, a União vem desenvolvendo programas como Saneamento Básico e Morar Melhor, os quais recebem recursos dos Orçamentos Fiscal e da Seguridade Social, Saneamento é Vida e Nosso Bairro, cujas ações são executadas com recursos dos Orçamentos Fiscal, da Seguridade Social e do Fundo de Garantia do Tempo de Serviço – FGTS, Carta de Crédito financiado com os recursos do FGTS e do Sistema Brasileiro de Poupança e Empréstimo – SBPE, e o programa Minha Casa, com recursos do Fundo de Arrendamento Residencial - FAR.

Habitação



O programa Nosso Bairro proporcionará a capacitação técnica e administrativa dos Municípios, objetivando solucionar seus problemas habitacionais, bem como promoverá intervenções em projetos integrados de urbanização de assentamentos subnormais, carentes de serviços públicos essenciais, ocupados por famílias predominantemente com renda de até três salários mínimos, transformando-os em bairros normais.

Na proposta orçamentária para 2002, foram alocados R$ 52,8 milhões para execução das ações previstas no âmbito do Acordo de Empréstimo firmado em 13 de setembro de 1999, entre a União e o BID, voltado à implementação do Habitar-Brasil/BID.

Também serão alocados ao programa Nosso Bairro, para 2002, recursos do FGTS destinados ao financiamento a Estados, Distrito Federal e Municípios de ações de produção de moradias, urbanização de áreas, implantação ou melhoria de infra-estrutura urbana e dos sistemas de saneamento básico.

Com a implementação de ações de construção de casas, produção de lotes urbanizados e melhorias das condições de habitabilidade de aglomerações subnormais, direcionadas à população mais carente do País, o programa Morar Melhor contará com dotação de R$ 57 milhões no Orçamento 2002, que beneficiará cerca de 15.800 famílias.

As operações de financiamento habitacional do Programa Carta de Crédito contarão, em 2002, com recursos para equalização das taxas de juros no valor de R$ 350,0 milhões. Este volume de equalização será fundamental para viabilizar financiamentos habitacionais para a população de baixa renda.

Saneamento



O desafio continua sendo o de universalizar até 2010 o acesso aos serviços de abastecimento de água, coleta, tratamento e destinação final de esgotos sanitários e dos resíduos sólidos, especialmente em áreas degradadas, habitadas por populações com renda inferior a 3 salários mínimos.

A médio prazo, são objetivos do setor: universalizar o abastecimento de água (Comunidade Solidária); elevar a cobertura nacional urbana da coleta de esgotos de 54% para 57%; elevar o nível de tratamento de esgotos de 15,8% para 30%; priorizar o atendimento de esgotos em cidades com mais de 200 mil habitantes, elevando a cobertura das redes para 70% e o índice de tratamento de esgoto para 40%; universalizar o serviço de coleta e elevar para 70% o tratamento de resíduos sólidos em áreas urbanas.

Para reverter esse quadro, o Governo Federal desenvolve os programas Saneamento Básico e Saneamento é Vida, para os quais foram reservados R$ 1,0 bilhão em ações voltadas para implantação de redes de abastecimento e tratamento de água, de tratamento de esgoto urbano e de coleta e processamento de lixo.

O programa Saneamento Básico consiste na realização de convênios com Estados, Distrito Federal e Municípios para apoiar técnica e/ou financeiramente o desenvolvimento de ações de saneamento básico, a partir de critérios epidemiológicos e ambientais para a prevenção e controle de doenças, tendo um caráter complementar, que é fundamental, no combate da mortalidade infantil, por exemplo.

O programa Saneamento é Vida tem como um de seus objetivos o reordenamento do setor saneamento, com propósito de indução à melhoria da eficiência e eficácia na prestação de serviços de saneamento. Dentre suas estratégias, destaca-se a ampliação da cobertura dos serviços, a indução à eficiência dos operadores públicos e o estímulo à participação de empreendedores e operadores privados.

Uma de suas vertentes diz respeito ao financiamento de investimentos de prestadores de serviços em saneamento com recursos de contratos de empréstimos com instituições financeiras internacionais e do FGTS.

O Saneamento é Vida prevê, para 2002, R$ 62,6 milhões de recursos orçamentários destinados a ações voltadas à implantação e ampliação de sistemas de abastecimento de água e de coleta e tratamento de esgotos; estudos para o combate ao desperdício de água; programa de ação social em saneamento básico; programa de assistência técnica a projetos de saneamento básico integrado; e implantação de serviços de saneamento básico integrado em Municípios integrantes do programa Comunidade Ativa, todas remanejadas dos programas Nosso Bairro, Morar Melhor e PBQP-Habitat, dentro da filosofia de caracterizar cada programa por meio de uma finalidade específica comum a todas as ações. A previsão é atender com estas ações cerca de 193 mil famílias.

Mediante o desmembramento de ações dos programas Morar Melhor e Gestão Urbana e Metropolitana, foi concebido o programa de Gestão de Resíduos Sólidos – PROGEST, que contará com recursos orçamentários da ordem de R$ 16,9 milhões, destinados à implantação de sistemas de coleta, tratamento e destinação final de lixo, além de apoiar o Distrito Federal e os Municípios na elaboração do plano de gestão dos resíduos sólidos.

CULTURA



As três dimensões fundamentais do fenômeno cultural – criação, difusão e conservação – estão contempladas no texto constitucional, que as coloca sob a responsabilidade do Poder Público, em colaboração com a sociedade. Assim, cabe ao Governo Federal formular e operacionalizar política que assegure os direitos culturais do cidadão, criar instrumentos e mecanismos que possibilitem o apoio à criação cultural e artística, o acesso aos bens culturais e a distribuição destes, bem como a proteção, a preservação e a difusão do patrimônio cultural brasileiro.

CULTURA R$ milhões

Principais Programas	PLO 2001	PLO 2002
Brasil Patrimônio Cultural e Monumenta	42,3	51,4
Produção e Difusão Cultural	26,0	27,8
Música e Artes Cênicas	11,2	17,0
Livro Aberto	11,9	16,1
Cinema, Som e Vídeo	11,1	15,7
Demais	15,9	21,3
Total	118,5	149,2

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Preservação do Patrimônio

O programa Monumenta , com dotação de R$ 16,0 milhões, resulta de uma parceria do Ministério da Cultura com o Banco Interamericano de Desenvolvimento – BID, e participação da Organização das Nações Unidas para a Educação, a Ciência e a Cultura - UNESCO. Tem como meta revitalizar os principais conjuntos patrimoniais urbanos do País, consistindo no primeiro programa de financiamento ao patrimônio histórico de abrangência nacional e ação continuada. O objetivo do programa é substituir progressivamente o maior número possível de obras de restauração por serviços de conservação. Associando a recuperação do patrimônio ao processo de revitalização econômica e social dos espaços restaurados, o Monumenta deverá apresentar efeito direto no nível de vida dos residentes no local recuperado.

O programa prevê a criação de um Fundo de Preservação em cada Município atendido, cujos recursos provenientes de diversas fontes servirão para, no mínimo, pagar os serviços de conservação dos monumentos recuperados. As cidades escolhidas para a primeira etapa de implantação do Monumenta são aquelas que possuem os conjuntos patrimoniais mais importantes do País: Ouro Preto, Salvador, Olinda, São Luís do Maranhão, São Paulo, Rio de Janeiro e Recife.

O Brasil Patrimônio Cultural, com dotação de R$ 35,3 milhões, tem como objetivo a proteção, preservação, restauração e recuperação de bens tombados, conjuntos urbanísticos, monumentos culturais e naturais, edificações, sítios arqueológicos, peças de museus e acervos em todo o país.

Além dos recursos orçamentários alocados na proteção do patrimônio, a política do Governo tem sido a de estimular e impulsionar a atuação dos organismos de proteção nos Estados e Municípios. Muitos desses projetos, na área de restauração do patrimônio, têm sido viabilizados por intermédio do Fundo Nacional de Cultura ou do sistema de mecenato.

O financiamento a museus de reconhecido acervo e importância é realizado por meio do programa Museu Memória e Futuro, com recursos de R$ 14,2 milhões, que visam ao aprimoramento das condições de apresentação, ampliação do atendimento e dinamização da itinerância dos museus.

Livro Aberto

No programa Livro Aberto, que disporá de R$ 16,1 milhões, destaca-se a ação de *Implantação de Bibliotecas Públicas em Cada Município*, com dotação de R$ 8,5 milhões.. Seu objetivo é implantar bibliotecas públicas em Municípios que não as possuem e, em casos muito especiais, revitalizar as que necessitem, mediante a concessão de arquivos bibliográficos, equipamentos e mobiliário. Entre 1996 e final de 2001, o programa terá criado mais de 1.300 novas bibliotecas em todo o território nacional, constituindo-se na maior expansão bibliotecária de nossa história.

Cinema, Som e Vídeo

O programa Cinema, Som e Vídeo, que contará com R$ 15,7 milhões, busca aumentar a participação da indústria nacional nas atividades audiovisuais. Para tanto, esse segmento cultural conta, além dos recursos orçamentários, com aqueles decorrentes de renúncia fiscal, criados pela Lei nº 8.685, de 20 de julho de 1993 (Lei do Audiovisual), possibilitando o alcance da meta de 20% do mercado de exibição até 2002.

Produção e Difusão Cultural

O programa Produção e Difusão Cultural conta com recursos de R$ 27,8 milhões, tendo como objetivo aumentar a produção e a difusão cultural para resgatar e consolidar a identidade nacional no País e no exterior. Destaca-se a ação *Fomento a Projetos de Difusão Cultural*, no valor de R$ 13,1 milhões, que consiste em apoiar projetos culturais, envolvendo a capacitação de artistas e técnicos, realização de estudos e pesquisas, promoção de eventos, intercâmbio cultural, produção e distribuição de material sobre arte e cultura, divulgação cultural do Brasil no exterior e projetos de artes plásticas, gráficas e fotográficas.

Música e Artes Cênicas

Para o programa Música e Artes Cênicas foram destinados R$ 17,0 milhões, no intuito de aumentar a produção e a difusão da música e das artes cênicas. No âmbito deste programa, destaca-se a ação *Fomento a Projetos Culturais nas Áreas de Música e de Artes Cênicas*, com R$ 8,7 milhões, cujo objetivo consiste no apoio a projetos culturais nos segmentos de música erudita, instrumental e popular, teatro, dança, ópera, circo e mímica, envolvendo a realização de estudos e pesquisas, registro fonográfico, promoção de eventos e circulação de espetáculos, com ênfase na pesquisa e investigação de novas técnicas, meio e suportes e no resgate da tradição popular e da história da cultura brasileira.

Cultura Afro-Brasileira

Considerando que o Brasil tem a maior população de ascendência negra fora da África, em torno de quarenta e cinco por cento de seus habitantes, há necessidade de implantação de políticas públicas especificamente voltadas para esse contingente de brasileiros. Nesse contexto se insere o programa Cultura Afro-Brasileira, cujo objetivo tem sido preservar a cultura e a memória afro-brasileira, contemplado na Proposta Orçamentária com R$ 3,8 milhões.

No âmbito desse programa, destaca-se a ação *Reconhecimento, Demarcação e Titulação de Áreas Remanescentes de Quilombos*, com dotação de R$ 2,0 milhões.

DESPORTO

DESPORTO R$ milhões

Principais Programas	PLO 2001	PLO 2002
Esporte na Escola	-	66,6
Esporte Solidário	57,5	37,7
Brasil Potência Esportiva	20,4	25,0
Esporte Direito de Todos	29,1	-
Total	106,9	129,3

A prática desportiva é um instrumento auxiliar no processo de desenvolvimento integral do indivíduo, na formação da cidadania e na melhoria da qualidade de vida. O Governo Federal implantará o Programa Esporte na Escola, com recursos de R$ 66,6 milhões, fomentando a prática e a cultura do esporte por meio da implantação de núcleos nos estabelecimentos de ensino fundamental e médio, como ação complementar à educação física curricular. Dessa forma, o programa pretende beneficiar 32,5 milhões de alunos do ensino oficial de todo País.

No intuito, ainda, de valorizar as atividades lúdico-esportivas, o Programa Esporte Solidário, para o qual o Governo Federal reservou R$ 37,7 milhões, buscará promover a diminuição da situação de exclusão de idosos acima de 60 anos, e de jovens e adolescentes carentes, na faixa etária de 7 a 24 anos, respeitadas as experiências e expectativas individuais, estimulando a prática esportiva aliada às ações de reforço escolar, reforço alimentar e educação para a saúde.

Atualmente, encontram-se implantados 579 núcleos de esporte, distribuídos em 385 Municípios de 23 Estados, envolvendo cerca de 140 mil crianças, adolescentes, jovens e idosos de comunidades carentes, mediante parcerias efetivadas com entidades de todas as esferas de governo e organizações não-governamentais.

Para os programas citados anteriormente serão utilizados materiais esportivos confeccionados por internos do sistema penal brasileiro, por intermédio da ação *Produção de Material Esportivo por Detentos - Pintando a Liberdade.*

O Pintando a Liberdade, desde a sua criação em 1997, atendeu cerca de 600 mil indivíduos carentes em todo o País com os materiais produzidos. Para 2002 serão alocados R$ 10,2 milhões nessa ação, o que proporcionará a produção de 1.915 mil materiais esportivos.

DIREITOS DA CIDADANIA



Dos diversos programas voltados à promoção e proteção da cidadania, destaca-se o de Defesa dos Direitos da Criança e do Adolescente, que conta com R$ 6,9 milhões. Suas ações são implementadas em parceria com governos estaduais, municipais e organizações não governamentais, desenvolvendo ampla articulação e mobilização dos órgãos operadores do sistema de garantia dos direitos e da capacitação dos atores envolvidos com a questão.

As ações que definem bem o caráter desse programa são a *Criação de Defensorias Públicas Especializadas em Crianças e Adolescentes nos Estados e Distrito Federal*, que propiciam assistência e orientação jurídica às famílias e aos adolescentes autores de atos infracionais, visando a superar a falta de defesa técnica especializada e a *Instalação e Manutenção do Sistema Integrado de Informação para a Defesa dos Direitos da Criança e do*

Adolescente, importante no processo de monitoramento da situação de violação dos direitos da criança e do adolescente.

DIREITOS DA CIDADANIA R$ milhões

Principais Programas	PLO 2001	PLO 2002
Etnodesenvolvimento das Sociedades Indígenas	99,5	151,6
Direitos Humanos, Direito de Todos	16,3	56,7
Território e Cultura Indígenas	50,3	48,3
Reinserção Social do Adolescente em Conflito com a Lei	22,7	21,6
Defesa dos Direitos da Criança e do Adolescente	6,3	6,9
Combate à Violência Contra a Mulher	2,9	3,7
Demais	0,3	1,8
Total	**198,3**	**290,5**


Direitos da Cidadania
R$ milhões
160,0
140,0
120,0
100,0
80,0
60,0
40,0
20,0
-
Etnodesenvolvimento das Sociedades Indígenas
Direitos Humanos, Direito de Todos
Território e Cultura Indígenas
Reinserção Social do Adolescente em Conflito com a Lei
PLO 2001
PLO 2002

Outro importante instrumento de garantia dos direitos da cidadania é o programa de Reinserção Social do Adolescente em Conflito com a Lei, que detém R$ 21,6 milhões de recursos para 2002. Destaca-se pelo apoio aos Estados, viabilizando serviços de atendimento aos adolescentes que cumprem medidas sócioeducativas em unidades de semiliberdade e de internação, priorizando as medidas de não privação de liberdade, de modo a favorecer a reinserção social desses jovens. A participação do Governo Federal dá-se mediante a reforma e construção de unidades de abrigo, formação de dirigentes e agentes educacionais, fornecimento de equipamentos e material permanente e viabilização de oficinas sócioeducativas.

Procurando garantir os direitos humanos de outro segmento da sociedade, com R$ 3,7 milhões assegurados, foi estruturado o programa de Combate à Violência contra a Mulher, voltado especialmente às brasileiras dos estratos mais carentes da sociedade. Dentre suas ações, realizadas em parceria com os Estados e o Distrito Federal, destaca-se a *Construção e Manutenção de Casas-Abrigo*, cujos objetivos são o atendimento às mulheres e filhos menores vítimas de violência e a criação de condições para o resgate da auto-estima, da dignidade e da capacidade de reintegração à sociedade, com a possibilidade de se sustentarem e fortalecerem os vínculos familiares de convivência harmoniosa.

Na área de direitos da cidadania, Direitos Humanos, Direito de Todos pode ser considerado como "programa-síntese", na medida em que trata da defesa e promoção dos direitos humanos, do pleno exercício da cidadania, da construção de uma cultura de paz e da consolidação da democracia. Dentre as ações de garantia e defesa de direitos tratadas neste programa, para as quais são destinados recursos da ordem de R$ 56,7 milhões, destacam-se o fornecimento de documentação civil básica, no âmbito dos balcões de direitos humanos; e a capacitação e especialização de profissionais, operadores do direito e lideranças comunitárias em direitos humanos. Outra das suas ações que merece relevo é o *Gerenciamento do Serviço Civil Voluntário*, que prepara o jovem para o trabalho e para a cidadania por meio da participação social solidária, abrindo alternativas aos rapazes excluídos do serviço militar, bem como às moças também na faixa dos 18 anos. Estão sendo destinados R$ 2,0 milhões para dar continuidade ao gerenciamento do serviço em 2002.

Cabe enfatizar também o esforço do Governo Federal no desenvolvimento da política indigenista, que busca a melhoria da qualidade de vida das comunidades indígenas mediante o atendimento de suas necessidades básicas, o fomento às atividades produtivas e a assistência aos índios fora de suas aldeias. Para tanto, o programa Etnodesenvolvimento das Sociedades Indígenas dispõe de R$ 151,6 milhões, que objetivam promover e preservar a cultura e o patrimônio indígenas.

Outro importante programa na área indígena é o Território e Cultura Indígenas, que dispõe de recursos da ordem de R$ 48,3 milhões, cujo objetivo principal é reduzir o alto índice de conflitos existentes e solucionar o problema fundiário, por meio da regularização, demarcação e fiscalização de terras destinadas aos povos indígenas.

ORGANIZAÇÃO AGRÁRIA



No segmento da reforma agrária o Governo dará prosseguimento a várias ações com vistas a transformar o panorama fundiário brasileiro, fundamentando a estratégia adotada nos últimos anos, de reduzir os níveis de concentração da propriedade da terra, visando, primordialmente, ao exercício da sua função social.

Entre os principais efeitos da reforma agrária e do combate ao latifúndio improdutivo está o cancelamento de cadastros de propriedades rurais irregulares, que liberou mais de 62,7 milhões de hectares para serem utilizados em assentamentos, reduzindo, assim, drasticamente, a ocupação irregular de glebas. Os casos de violência no campo e o número de invasões foram, também, reduzidos substancialmente, como conseqüência da presença mais efetiva do Estado.


NÚMERO DE FAMÍLIAS ASSENTADAS
(Em milhares)
42,9
62,0
81,9
101,1
85,2
109,0
1995
1996
1997
1998
1999
2000
ANOS

Em seis anos, de 1995 até o final de 2000, 482 mil famílias – mais de dois milhões de pessoas – receberam seus lotes de terra em assentamentos da reforma agrária. O número de famílias beneficiadas é mais que o dobro daquelas atendidas nos trinta anos anteriores. Em 2000, foram assentadas 109 mil famílias, recorde histórico da reforma agrária, e em 2001 espera-se um número próximo a esse, visto que o maior volume de assentamentos ocorre, historicamente, no segundo semestre.

DESENVOLVIMENTO AGRÁRIO R$ milhões

Principais Programas	PLO 2001	PLO 2002
Agricultura Familiar - PRONAF	1.246,6	1.649,7
Novo Mundo Rural: Assentamento de Trabalhadores Rurais	846,0	799,1
Novo Mundo Rural: Consolidação de Assentamentos	226,3	250,9
Emancipação de Assentamentos Rurais	116,6	154,1
Demais	117,6	153,1
Total	**2.553,2**	**3.006,9**



Desenvolvimento Agrário
PLO 2002
54,9%
26,6%
5,1%
5,1%
8,3%

Por isso, o Governo Federal vem dando continuidade ao programa Novo Mundo Rural nas ações voltadas para a implantação e consolidação de novos assentamentos. Além disso, a Emancipação de Assentamentos Rurais vem oferecendo, paulatinamente, condições para que os antigos assentamentos atinjam o desenvolvimento desejado, criando a possibilidade dos assentados inserirem-se, efetivamente, no segmento da agricultura familiar com integração econômica e social às comunidades locais.

Como conseqüência, o número de projetos de reforma agrária também evoluiu. Foram 3.736 os assentamentos criados num área de aproximadamente 18 milhões de hectares entre 1995 e 2000. Para 2002, considerando-se os instrumentos tradicionais de desapropriação e o novo modelo introduzido pelo Banco da Terra, está previsto o assentamento de, no mínimo, 70 mil famílias, sem contar aquelas que serão beneficiadas por meio de ações de regularização fundiária e emancipação de assentamentos antigos, representando cerca de 37 mil famílias.

O programa Agricultura Familiar – PRONAF liberou créditos no valor de R$ 10,2 bilhões para agricultores familiares entre 1995 e 2000. Somam-se a essa quantia R$ 983,5 milhões emprestados aos assentados pelo *extinto Programa de Crédito Especial da Reforma Agrária – PROCERA*. Outra linha importante do PRONAF são as obras de *infra-estrutura e serviços*, onde o Governo Federal investiu até o momento mais de R$ 537,0 milhões, mudando a realidade de 1.018 Municípios. Além disso, o PRONAF eleva, a partir de 2001, a sua abrangência para mais de 1.500 Municípios, e direciona recursos para aqueles de menor índice de desenvolvimento humano, combatendo a pobreza no campo. Esses investimentos e ações garantirão a manutenção de postos de trabalho diretos e permanentes, contribuindo para a fixação do agricultor familiar no campo.

Nessa mesma direção, recentemente o governo criou o *Seguro-Renda*, com o objetivo de garantir um patamar mínimo de renda aos agricultores familiares do Semi-Árido, que tenham perdas em suas lavouras, em conseqüência da seca. Esta ação permitirá a melhoria das condições de vida, não apenas dos beneficiários finais e de suas famílias, mas, também, de toda a população da região, pois, o aporte de recursos monetários nas áreas atingidas impedirá que setores econômicos importantes, como o comércio local, sejam completamente desativados em decorrência da adversidade climática, combatendo, assim, parte do êxodo rural. Nesse sentido está sendo proposto para 2002 o valor de R$ 253,3 milhões.

Fundo de Combate e Erradicação da Pobreza

O Fundo de Combate e Erradicação da Pobreza contará com R$ 5,5 bilhões em 2002, incluindo a parcela arrecadada em 2001, no valor de R$ 1,3 bilhão. Com esses recursos, será possível a ampliação e manutenção dos gastos na área social, em especial os destinados ao reforço da renda familiar, às ações suplementares de nutrição e às de melhoria dos serviços de saúde, saneamento, habitação e educação.

Do total dos recursos do Fundo, a parcela no valor de R$ 2,9 bilhões será utilizada em transferências diretas de renda, associadas a fatores catalisadores nas áreas de educação e saúde, bem como no atendimento da população nordestina atingida pela seca.

	R$ milhões
Transferências Diretas de Renda	
Toda Criança na Escola (Bolsa-Escola)	1.835,0
Erradicação do Trabalho Infantil (Jornada Escolar Ampliada e Bolsa Criança-Cidadã)	411,3
Alimentação Saudável (Bolsa-Alimentação)	300,0
Pronaf (Seguro-Renda Rural)	253,3
Brasil Jovem (Agente Jovem de Desenvolvimento)	51,9
Total	**2.851,5**

Também será investido R$ 1,1 bilhão nas áreas de saneamento e energia (pequenas comunidades) para o atendimento de populações carentes:

	R$ milhões
Saneamento e Energia	
Saneamento Básico	803,3
Energia das Pequenas Comunidades	187,4
PROÁGUA - Infra-Estrutura (Sistema de Abastecimento de Água em Escolas Públicas)	85,0
Total	**1.075,7**

O êxito obtido na política de universalização e qualidade do ensino fundamental tem como decorrência um aumento crescente da pressão por matrículas no ensino médio. Nesse contexto, serão aplicados R$ 400,0 milhões na expansão e melhoria do ensino médio.

No Desenvolvimento Agrário, além dos recursos destinados ao *Seguro-Renda*, serão alocados R$ 370,4 milhões, com destaque para o Pronaf - Assistência Financeira.

	R$ milhões
Desenvolvimento Agrário	
Pronaf (Assistência Financeira)	227,2
Novo Mundo Rural: Assentamento de Trabalhadores Rurais (Obtenção de Terras)	82,6
Novo Mundo Rural: Consolidação de Assentamentos (Infra-estrutura Básica)	53,2
Educação de Jovens e Adultos (Alfabetização de Jovens e Adultos)	7,4
Total	**370,4**

A alocação de recursos destinados ao atendimento e desenvolvimento da cidadania, comunidades indígenas e comunidades carentes alcança R$ 177,1 milhões, com relevo para a geração de ocupações para as famílias atendidas pelo programa de Erradicação do Trabalho Infantil, como também para a organização produtiva das comunidades pobres.

R$ milhões

Cidadania, Comunidades Indígenas e Carentes	
Território e Cultura Indígenas (Regularização Fundiária)	25,4
Etnodesenvolvimento das Sociedades Indígenas (Fomento às Atividades Produtivas, Assistência Social, Escolas)	22,0
Diretos Humanos, Direito de Todos (Núcleos de Atendimento a Famílias em Grandes Cidades)	46,7
Erradicação do Trabalho Infantil (Geração de Ocupações para Famílias Carentes)	46,2
Organização Produtiva de Comunidades Pobres - PRONAGER	16,1
Desenvolvimento da Região Nordeste	9,0
Desenvolvimento da Amazônia Legal	11,7
Total	177,1

Também serão alocados R$ 321,1 milhões na continuidade de serviços de assistência social ao idoso, à pessoa portadora de deficiência e à criança.

R$ milhões

Assistência Social	
Atenção à Pessoa Portadora de Deficiência	69,4
Valorização e Saúde do Idoso	29,5
Atendimento à Criança	222,2
Total	321,1

Projeto Alvorada

A partir de 2000, um conjunto de programas e ações que teria impacto positivo no desenvolvimento humano passou a ser gerenciado de forma diferenciada, constituindo o denominado Projeto Alvorada.

Priorizaram-se medidas capazes de melhorar as condições de vida das populações mais carentes dos 14 Estados com Índice de Desenvolvimento Humano - IDH abaixo de 0,5 e das Microrregiões de baixo desenvolvimento humano dos 9 Estados em que o IDH se situa acima de 0,5.

A síntese da programação objeto do citado Projeto, que integra as diversas áreas de governo, tem a seguinte distribuição:

PROJETO ALVORADA

R$ milhões

Área / Programa	Total
SAÚDE	**1.568,9**
Saúde da Família	1.238,8
Qualidade e Eficiência do SUS	30,1
Alimentação Saudável	300,0
EDUCAÇÃO	**2.066,9**
Desenvolvimento do Ensino Médio	495,4
Toda Criança na Escola	1.155,4
Educação de Jovens e Adultos	416,1
ASSISTÊNCIA SOCIAL	**267,5**
Erradicação do Trabalho Infantil	224,6
Brasil Jovem	14,7
Direitos Humanos, Direito de Todos	28,2
TRABALHO	**16,0**
Organização Produtiva de Comunidades Pobres	16,0
SANEAMENTO	**976,0**
Saneamento Básico	891,0
PROÁGUA - Infra-Estrutura	85,0
DESENVOLVIMENTO AGRÁRIO	**159,4**
Agricultura Familiar - PRONAF	159,4
ENERGIA	**157,7**
Energia das Pequenas Comunidades	157,7
TURISMO	**60,0**
Desenvolvimento da Infra-Estrutura Turística do Nordeste	60,0
TRANSFERÊNCIAS A ESTADOS, DIST. FED. E MUNIC.	**100,0**
Desenvolvimento da Amazônia Legal	100,0
TOTAL	**5.372,4**

TRANSFERÊNCIAS DIRETAS DE RENDA

As transferências diretas de renda constituem instrumento pelo qual o Governo Federal promove a sua redistribuição, propiciando a subsistência e o desenvolvimento do indivíduo e da família, assegurando a dignidade e reduzindo as desigualdades sociais e de oportunidade. Dentre as despesas com essas características, destacam-se os Benefícios de Prestação Continuada da Lei Orgânica da Assistência Social - LOAS, a Bolsa Criança-Cidadã e a Jornada Escolar Ampliada, a Participação em Programas Municipais de Garantia de Renda Mínima Associados a Ações Sócioeducativas, a Bolsa-Alimentação, o Seguro Desemprego, o Abono Salarial, a Bolsa de Qualificação Profissional e o Seguro-Renda, que foram contemplados com R$ 12,1 bilhões.

Transferências de Renda a Pessoas R$ milhões

Ações	Atendimento	PLO 2002
Seguro-Desemprego e Bolsa de Qualificação	Trabalhador = 4,4 milhões	5.177,7
Benefício de Prestação Continuada da LOAS	Pessoas = 1,4 milhão	3.283,9
Participação em Programas de Renda Mínima	Famílias = 5,4 milhões	1.835,0
Abono Salarial do PIS/PASEP	Trabalhador = 5,2 milhões	884,3
Bolsa Alimentação	Pessoas = 1,6 milhão	300,0
Seguro-Renda	Agricultor beneficiado = 900 mil	253,3
Jornada Escolar Ampliada	Criança/Adolescente = 813 mil	175,5
Bolsa Criança-Cidadã	Criança/Adolescente = 813 mil	235,8
Total		12.145,5

INFRA-ESTRUTURA

INFRA-ESTRUTURA R$ milhões

Discriminação	PLO 2001	PLO 2002
Energia	11.775,6	18.312,8
Transporte	3.761,6	4.186,2
Comunicações	1.723,6	1.949,4
Urbanismo	11,3	11,7
Total	17.272,2	24.460,1


Infra-Estrutura
R$ bilhões
20,0
15,0
10,0
5,0
0,0
Energia
Transporte
Comunicações
PLO 2001
PLO 2002

Tendo por objetivos o desenvolvimento sustentável e a redução do *"Custo Brasil"*, a área de infra-estrutura foi contemplada na Proposta Orçamentária para o exercício de 2002 com R$ 25,6 bilhões, que representam 12,8% do total de gastos destinados aos programas setoriais de Governo, sendo R$ 6,3 bilhões nos Orçamentos Fiscal e da Seguridade Social e R$ 18,2 bilhões no Orçamento de Investimento das Empresas Estatais.

TRANSPORTES

A criação da Agência Nacional de Transportes Terrestres – ANTT, da Agência Nacional de Transportes Aquaviários – ANTAQ e do Departamento Nacional de Infra-Estrutura de Transportes – DNIT é fruto do redesenho do papel federal na matriz de transportes, onde a gestão e operação serão eminentemente privadas nos portos, ferrovias, hidrovias e em algumas rodovias troncais, por intermédio de concessões, atuando a União como poder concedente, regulador e fiscalizador dessas atividades.

Os investimentos na Área de Transportes foram estruturados em torno dos modais de transportes e dos eixos de desenvolvimento, que abrangem todo o território brasileiro, com destinação de R$ 4,2 bilhões. Desse montante, R$ 1,4 bilhão está alocado na estruturação dos Corredores de Transportes, abrangendo todo o território nacional, interligando rodovias, ferrovias, hidrovias e portos, possibilitando a redução dos custos do transporte de cargas e de passageiros, e atendendo às demandas identificadas de acordo com as peculiaridades de cada região.

Os investimentos previstos, distribuídos entre os principais programas, são especificados na tabela a seguir:

TRANSPORTES R$ milhões

Principais Programas	PLO 2001	PLO2002
Qualidade e Fomento ao Transporte Aquaviário	302,4	614,5
Manutenção da Malha Rodoviária	603,2	552,0
Transporte Ferroviário Urbano de Passageiros	560,8	499,4
Proteção ao Vôo e Segurança do Tráfego Aéreo	320,3	433,8
Desenvolvimento da Infra-Estrutura Aeroportuária	280,0	305,7
Corredor Leste	271,3	291,4
Corredor Mercosul	266,4	289,4
Corredor Araguaia-Tocantins	230,4	192,6
Corredor Nordeste	193,7	188,9
Corredor Transmetropolitano	221,8	136,5
Corredor Oeste-Norte	115,4	129,3
Manutenção de Rodovias em Gestão Terceirizada	150,0	127,8
Corredor Fronteira Norte	43,5	95,5
Demais	202,5	329,4
TOTAL	**3.761,6**	**4.186,2**

Setor Rodoviário

A malha rodoviária federal, com 55.905 km de estradas pavimentadas e 14.844 km de estradas não pavimentadas, possui *importância fundamental na dinâmica da economia* brasileira, na qual trafega cerca de 80% do PIB.



O governo federal desenvolve ações de construção, pavimentação, adequação e duplicação de trechos rodoviários, distribuídas no âmbito dos nove Corredores multimodais, e dos programas Manutenção da Malha Rodoviária, Segurança nas Rodovias Federais e Manutenção de Rodovias em Regime de Gestão Terceirizada, de modo a atender às necessidades apresentadas no modal rodoviário, que será contemplado com R$ 2,1 bilhões.

Regiões Sul e Sudeste

Setor Rodoviário - Regiões Sul e Sudeste R$ milhões

Principais Ações	PLO 2002	Meta
Corredor Leste		
Duplicação da BR-381/MG	99,2	83 km
Demais	132,5	-
Corredor São Francisco		
Demais	8,0	-
Corredor Transmetropolitano		
Construção do Rodoanel	93,4	4 km
Demais	31,0	-
Corredor Mercosul		
Adequação do Contorno de Curitiba	14,0	11 km
BR-116/PR - Divisa SP/PR - km 42,7	5,0	5 km
BR-101/SC - Palhoça - Divisa SC/RS	35,0	29 km
BR-101/RS - Divisa SC/RS - Osório	22,0	18 km
BR-282/SC - Florianópolis - Divisa com a Argentina	33,0	83 km
BR-101/RS - Osório - São José do Norte - Rio Grande	25,0	50 km
Demais	98,0	-
Total	**596,1**	-

Os corredores Leste, Mercosul e Transmetropolitano abrangem as regiões Sul e Sudeste, eixo com alto grau de desenvolvimento industrial e agrícola, e que demanda infra-estrutura compatível com o grande tráfego de mercadorias, de forma que a redução de custos contribua para a inserção competitiva no mercado internacional.

A duplicação da Rodovia Fernão Dias (BR-381/MG), com extensão de 473,2 km e previsão de conclusão no exercício de 2002, é uma das obras que contribuirá para a otimização da capacidade produtiva da região.

A importância da duplicação dessa rodovia deve-se à sua condição de via de passagem de 43% da economia de Minas Gerais e 20% de toda produção do parque industrial de Minas Gerais e São Paulo, além de 50% dos veículos que transitam pela rodovia serem compostos de caminhões. Os impactos do andamento das obras verificam-se pela redução de 10% no índice de acidentes no trecho paulista.

De forma semelhante, figuram as obras de adequação das rodovias BR-116/PR e 101/SC/RS, com a finalidade de potencializar o Corredor Mercosul de transporte, aproveitando sua proximidade com os grandes mercados dos países do Cone Sul, elevando a competitividade dos setores industriais e agro-industriais, com redução dos custos de transporte.



Destaca-se, ainda, a construção do Anel Rodoviário de São Paulo – Rodoanel, cuja finalidade é o desvio do tráfego de longa distância, principalmente de caminhões, da Região Metropolitana de São Paulo - RMSP, contribuindo para reduzir os congestionamentos no centro urbano e os custos de transportes. O Trecho Oeste, primeiro em construção, interligará 5 rodovias que respondem por 47,8% da carga que transita pela RMSP (Régis Bittencourt, Raposo Tavares, Castello Branco, Anhanguera e Bandeirantes), com perspectiva da retirada de cerca de 50 mil veículos pesados que transitam pela região central de São Paulo e suas vias marginais. A extensão do trecho inicial perfaz um total de 32 km, devendo ser concluído em meados de 2002, quando terá início a construção do Trecho Sul.

De forma idêntica ao Rodoanel, a construção do Contorno Rodoviário de Curitiba visa retirar da área urbana de Curitiba cerca de 14 mil veículos de passagem que por este local transitam diariamente.

Regiões Nordeste e Centro-Oeste

Setor Rodoviário - Regiões Nordeste e Centro-Oeste R$ milhões

Principais Ações	PLO 2002	Meta
Corredor Araguaia-Tocantins		
Demais	27,0	
Corredor Leste		
BR-153/GO - Aparecida de Goiânia - Itumbiara	40,0	33 km
Demais	2,0	
Corredor Nordeste		
BR-116/CE - Fortaleza - Pacajus	25,0	21 km
BR-230/PB - João Pessoa - Campina Grande	20,0	17 km
BR-101/RN/PB/PE/AL/SE - Natal - Divisa SE/BA	40,0	33 km
Demais	35,8	-
Corredor Oeste-Norte		
BR-364/MT - Diamantino - Comodoro	23,0	60 km
Demais	5,0	-
Corredor São Francisco		
BR-116/BA - Euclides da Cunha - Ibó	30,0	76 km
Demais	12,0	-
Corredor Sudoeste		
BR-070/MT - Cáceres - Fronteira com a Bolívia	5,5	14 km
BR-267/MS - Jardim - Porto Murtinho	6,0	15 km
Demais	6,0	-
Total	**277,3**	

Nas regiões Nordeste e Centro-Oeste, abrangidas pelos Corredores Nordeste, Araguaia-Tocantins, Sudoeste e parte do Corredor Leste, o impacto das ações é multiforme, agindo como indutor do desenvolvimento e criação de rotas alternativas no escoamento da produção, no caso da construção e pavimentação de rodovias, e suprindo a capacidade de rodovias saturadas, por intermédio da adequação e duplicação de rodovias.

O fluxo médio diário acima de 9 mil veículos/dia, verificado nas BR 230/PB, *101/RN/PB/PE/AL/SE, 153/GO* e *050/MG,* revela uma saturação do tráfego dessas rodovias, que se situam em regiões de pólos turísticos e rotas de escoamento da produção de grãos para todo território nacional. As obras de ampliação de capacidade objetivam suprir essa necessidade, prevendo recursos da ordem de R$ 125,0 milhões.

A diversidade do alcance das obras rodoviárias pode ser verificada nas pavimentações das BRs 267/MS e 070/MT, no Corredor Sudoeste, ligando o Brasil à Bolívia, possibilitando interiorizar a comercialização no Mercosul e facilitando o acesso aos portos fluviais, viabilizando o escoamento da produção pela hidrovia do Rio Paraguai, visto ser a integração entre os modais fundamental para que os produtos da região ganhem competitividade.

Região Norte

Setor Rodoviário - Região Norte R$ milhões

Principais Ações	PLO 2002	Meta
Corredor Araguaia-Tocantins		
Demais	15,5	-
Corredor Fronteira-Norte		
BR-156/AP - Ferreira Gomes - Oiapoque	30,0	76 km
BR-317/AC - Brasiléia - Assis Brasil	9,0	23 km
BR-364/AC - Sena Madureira - Rio Liberdade	25,0	64 km
BR-401/RR - Boa Vista - Bonfim	25,4	64 km
Demais	6,0	-
Corredor Norte		
BR-163/PA - Divisa MT/PA - Santarém	25,0	64 km
BR-230/PA - Divisa PA/TO - Marabá - Itaituba	66,0	168 km
Demais	10,0	-
Total	**211,9**	

Importantes rodovias localizadas nos Corredores Oeste-Norte e Fronteira Norte apresentam sérias limitações tendo em vista a sua intrafegabilidade à época das chuvas, impondo isolamentos periódicos à população local. Esta situação provoca perda substancial na safra de grãos, estimada em 25%, em decorrência da ausência de um meio de transporte para seu escoamento. Diversas obras de pavimentação de rodovias objetivam atender a essa demanda, facilitando a integração com os países vizinhos, tais como a Venezuela (BR-174), Peru (BR-317) e Guiana Francesa (BR-156), estimulando o desenvolvimento da região.

Manutenção e Segurança nas Rodovias Federais

Sem apresentar o recorte espacial típico dos corredores, os programas de Manutenção da Malha Rodoviária Federal, Manutenção Terceirizada de Rodovias – CREMA e Segurança nas Rodovias Federais, visam propiciar uma melhoria nas condições de trafegabilidade de toda a malha rodoviária federal, cooperando para a diminuição do número de acidentes e dos custos de transportes.

O programa Manutenção da Malha Rodoviária, instrumentalizado pelas ações Restauração de Rodovias e Conservação Preventiva, Rotineira e Emergencial de Rodovias, objetiva recuperar trechos em estado crítico de conservação e manter a malha em boas condições de tráfego.

O CREMA é a nova modalidade de execução integrada de serviços de restauração e manutenção de trechos rodoviários contínuos – extensão média de 300 km – contratados a uma mesma empresa pelo período de 5 anos, mediante prévia avaliação do estado do trecho rodoviário e pagamento dos serviços de acordo com o desempenho do contratado. Essa modalidade destina-se a trechos não passíveis de concessão à iniciativa privada, mas com um fluxo mínimo de 1.500 veículos/dia.

A redução do índice de acidentes nas rodovias federais constitui a finalidade do programa Segurança nas Rodovias Federais, desenvolvido de forma compartilhada com a Polícia Rodoviária Federal. Destacam-se as ações de *Manutenção da Sinalização Rodoviária e Eliminação de Pontos Críticos*, que consiste de intervenções em pequenos segmentos onde se detectam os maiores índices de acidentes.

É importante ressaltar que estatísticas recentes, de acordo com a Polícia Rodoviária Federal, revelam uma redução do número de acidentes de 9,31%, considerando o interstício de 29 de junho a 30 de julho deste ano, comparado ao mesmo período do ano anterior, o que demonstra o efeito positivo na prevenção de acidentes das intervenções realizadas nas rodovias federais, concomitantemente às campanhas educativas.

Setor Ferroviário

Sistemas metropolitanos de passageiros



Setor Ferroviário	R$ milhões
Principais Ações	**PLO 2002**
Corredor Araguaia-Tocantins	
Construção da Ferrovia Norte-Sul	25,0
Transp. Ferrov. Urbano de Passageiros	
Implantação do Sistema de Fortaleza	98,0
- trecho Caucaia - Vila das Flores	*98,0*
Implantação do Sistema de Recife	85,8
- trecho Cajueiro Seco - Linha Sul	*62,0*
- trecho Tip - Timbi	*23,8*
Implantação do Sistema de Salvador	67,0
- trecho Lapa - Pirajá	*67,0*
Recuperação do Sistema de Salvador	9,0
- trecho Calçada - Paripe	*9,0*
Implantação do Sistema de Porto Alegre	56,5
- trecho Sapucaia - São Leopoldo	*32,8*
- trecho São Leopoldo - Novo Hamburgo	*23,7*
Implantação do Metrô de Belo Horizonte	48,1
- trecho São Gabriel - Via Norte	*48,1*
Demais	135,0
Total	**524,4**

Os investimentos nos sistemas de transporte ferroviário coletivo de passageiros, urbano e suburbano, seguindo os ditames da Lei nº 8.693, de 3 de agosto de 1993, têm sido realizados objetivando sua transferência aos respectivos Estados e Municípios. A premissa é de que, sob gestão local, torna-se possível a integração com outros modos de transporte e com o planejamento urbano, específicos de cada região.

A implantação, modernização e recuperação dos sistemas de Belo Horizonte, Recife, Fortaleza, Salvador e Porto Alegre, frutos desses investimentos, têm beneficiado às populações locais, que passam a dispor de um meio de transporte mais rápido, seguro e eficiente, aliviando as pressões no trânsito urbano, reduzindo congestionamentos e colaborando para uma melhoria na qualidade de vida nessas metrópoles.

No decorrer do exercício de 2002, está previsto o início do funcionamento do trecho Tip – Timbi, em Recife, o que possibilitará agregar cerca de 35.000 passageiros por dia útil ao sistema de Recife e concluir os investimentos no trecho Sapucaia – São Leopoldo, em Porto Alegre, já em operação, transportando uma média de 140 mil passageiros por dia útil.

Estão em andamento os processos de transferência dos sistemas para os respectivos Estados e Municípios, com estágio avançado, nos casos de Belo Horizonte, Fortaleza e Recife e, em negociações, os sistemas de Salvador e Porto Alegre.

Sistemas de transporte de cargas



No setor ferroviário de cargas, dentro do Corredor Araguaia-Tocantins, é importante destacar a construção da ferrovia Norte – Sul, como uma alternativa econômica para os fluxos de longa distância. Já foram construídos 226 km da ferrovia no Estado do Maranhão, pretendendo-se construir 72 km até Araguaína, no Estado do Tocantins, e 40 km entre Anápolis e Porangatu, no Estado de Goiás, viabilizando a concessão à iniciativa privada, que ficaria com a responsabilidade pela construção do trecho restante e com direito à exploração.

Setor Aquaviário

O setor Aquaviário tem sua atuação dividida em portos, hidrovias e fomento à marinha mercante e à indústria de construção naval, visando ampliar a participação do modal aquaviário na matriz transportes.

Setor Aquaviário R$ milhões

Principais Ações	PLO 2002
Investimento das Empresas Estatais em Infra-Estrutura de Apoio	81,0
Corredor Araguaia-Tocantins	
Construção das Eclusas de Tucuruí	70,0
Hidrovia Araguaia-Tocantins	7,0
Corredor Nordeste	
Complexo Portuário de Pecém	31,0
Porto de Suape	11,8
Demais	1,5
Corredor Mercosul	
Prolongamento dos Molhes - Porto de Rio Grande	36,0
Demais	18,4
Qualidade e Fomento ao Transporte Aquaviário	
Financiamento à Navegação de Longo Curso	181,3
Financiamento à Navegação de Cabotagem	172,3
Financiamento à Navegação Interior e Portuária	156,6
Financiamento Complementar de Incentivo	99,1
Total	**866,0**

No Setor portuário, destacam-se a construção do Complexo Portuário de Pecém, no Estado do Ceará, e a complementação e melhoramento do Porto de Suape, em Pernambuco. Ambas objetivam a instalação de uma infra-estrutura portuária adequada ao desenvolvimento sustentado nessas regiões, apoiando o crescimento de complexos industriais.



O aproveitamento da localização estratégica do Porto de Rio Grande, capacitando-o para o recebimento de navios de grande porte e qualificando-o como porto concentrador e distribuidor de cargas para o Sul do Brasil e Mercosul, é a finalidade das obras de prolongamento dos molhes e posterior dragagem do canal de acesso. Com conclusão prevista para meados de 2004, a movimentação de cargas no porto poderá triplicar, passando a constituir-se no maior porto da região do Mercosul.

Os investimentos em hidrovias objetivam torná-las navegáveis de forma perene. Com esse propósito estão previstas, prioritariamente, obras nas hidrovias dos rios Araguaia, Tocantins e São Francisco, com recursos previstos de R$ 11,0 milhões. A viabilização das hidrovias, como opção de escoamento da produção de grãos, permitirá reduzir, em até 50%, o custo médio de transporte de granéis.

As Eclusas de Tucuruí, com R$ 70,0 milhões para 2002, possibilitarão, por intermédio da transposição de um desnível de 72 metros, o restabelecimento da navegação em um trecho de cerca de 700 km, com previsão de trânsito de mais de 6 milhões de toneladas/ano de granéis sólidos.

No âmbito do Orçamento de Investimento, estão propostos recursos da ordem de R$ 74,1 milhões para os dispêndios das Companhias das Docas (São Paulo, Rio de Janeiro, Bahia, Ceará, Espírito Santo, Pará e Rio Grande do Norte).

O programa Qualidade e Fomento ao Transporte Aquaviário busca proporcionar o desenvolvimento da Marinha Mercante e da Indústria de Construção Naval. A atuação do Programa, tipificada pelas ações de *Financiamento para Construção e Modernização de Embarcações*, com recursos de R$ 609,3 milhões para 2002, objetiva aumentar a participação da bandeira brasileira, viabilizando a operação de navios construídos no Brasil na navegação de longo curso; elevar a participação da navegação de cabotagem na matriz transporte e impulsionar a navegação interior com estrutura ao transporte de agrograneis. Busca-se, também, permitir o aumento da capacidade de produção dos estaleiros nacionais e a redução do volume de afretamentos de embarcações estrangeiras na navegação de apoio marítimo.

Setor Aeroportuário

Os programas de Desenvolvimento da Infra-Estrutura Aeroportuária e de Proteção ao Vôo e Segurança do Tráfego Aéreo, que contam com R$ 811,3 milhões, atendem aos objetivos de aumentar a capacidade e melhorar a eficiência do sistema de infra-estrutura aeroportuária, de proteção ao vôo e segurança do tráfego no espaço aéreo brasileiro, para apoiar as empresas no escoamento da produção, aumentar as opções de acesso ao País, melhorar o turismo e desenvolver a defesa nacional.

Dentre suas ações, merece registro a destinação de R$ 388,0 milhões para a implantação e manutenção do *Sistema de Controle do Espaço Aéreo Brasileiro,* importante instrumento de proteção e segurança da navegação aérea e da defesa nacional. Além desta, destacam-se a construção, reforma e ampliação dos seguintes aeroportos, envolvendo recursos no valor de R$ 247,9 milhões:

- Aeroporto Internacional Presidente Juscelino Kubitschek – Brasília;
- Aeroporto Internacional de Guararapes – Recife;
- Aeroporto Internacional Zumbi dos Palmares – Maceió;
- Aeroporto Santa Genoveva – Goiânia;
- Aeroporto Santos Dumont – Rio de Janeiro;
- Aeroporto Eurico Salles – Vitória.

No âmbito desses programas, o Governo Federal, por meio da atuação da Empresa Brasileira de Infra-Estrutura Aeroportuária – INFRAERO, também está destinando R$ 125,0 milhões a projetos de melhoria das instalações e da segurança dos aeroportos brasileiros.

ENERGIA

Os programas de investimento em energia para 2002 estão orientados pelos Eixos Nacionais de Integração e Desenvolvimento do Plano Plurianual 2000-2003 e pelo Programa Estratégico Emergencial de Energia Elétrica, estabelecido pela Câmara de Gestão da Crise de Energia Elétrica.

Desdobrada, a seguir, por setores, a área energética foi contemplada nos Orçamentos da União para o exercício de 2002 com recursos que atingem R$ 18,3 bilhões. Desse total, R$ 17,7 bilhões estão consignados no Orçamento de Investimento das Empresas Estatais, representando crescimento de 55,7% em relação à lei orçamentária de 2001, e R$ 0,6 bilhão, nos Orçamentos Fiscal e da Seguridade Social.

Setor Elétrico

Com vistas à superação da crise energética, o Governo Federal vem priorizando os programas de expansão da oferta de energia, conforme programação aprovada pela Câmara de Gestão da Crise de Energia Elétrica. Para 2002, o Orçamento do Grupo ELETROBRÁS prevê investimentos no montante de R$ 5,2 bilhões.

Oferta de Energia de Energia

Para o ano de 2002, o Programa Estratégico Emergencial de Energia Elétrica prevê a elevação da capacidade de geração de energia elétrica em 6.450 MW, dos quais 3.080 MW serão de geração hidrelétrica, 2.220 MW de geração termelétrica e 1.150 MW de outras fontes, bem como a ampliação da capacidade de importação em cerca de 1.000 MW.

Ampliação da Oferta de Energia 2001-2003

Tipo do Empreendimento (Unidade)	AMPLIAÇÃO DA OFERTA 2001	2002	2003	2001-2003
Hidrelétrica (21)	1.377,0	3.079,0	3.378,0	7.834,0
Termelétrica (15)	1.517,0	2.226,0	2.680,0	6.423,0
Importação (6)	1.048,0	988,0	800,0	2.836,0
Pequenas Centrais Hidroelétricas-PCH's	55,2	347,0	703,9	1.106,1
Co-geração	160,0	300,0	500,0	960,0
Eólica / Fotovoltaica	50,0	500,0	500,0	1.050,0
TOTAL (MW)	4.207,2	7.440,0	8.561,9	20.209,1
Linhas de Transmissão - Km (13)	505,0	1191,0	4340,0	6036,0
Subestações (04)		2.847 MVA 1.094 MVAr	2.000 MVA 2.180 MVAr	4.847 MVA 3.274 MVAr

No tocante à geração termoelétrica, o Governo Federal, por intermédio da PETROBRÁS, está viabilizando a implantação de usinas termoelétricas a gás, mediante parcerias com o setor privado e a ampliação da capacidade de transporte do gasoduto Bolívia-Brasil.

Ainda no contexto do Programa Emergencial de Energia Elétrica, a Câmara de Gestão da Crise de Energia Elétrica prevê investimentos da ordem de R$ 31,5 bilhões para o período 2001 a 2003. Deste total, R$ 9,3 bilhões serão provenientes de investimentos das empresas estatais e R$ 22,2 bilhões virão do setor privado, conforme quadro a seguir:

PREVISÃO DE INVESTIMENTOS 2001 - 2003

R$ Milhões

Tipo do Empreendimento	Privados	Governo	Total
Hidrelétrica	7.385,5	3.355,5	10.741,0
Termelétrica	5.482,3	4.324,1	9.806,4
Importação			1.316,6
Sistemas de Transmissão	2.298,7	1.167,4	3.466,1
Outras Fontes (*)	5.715,0	480	6.195,0
TOTAL	22.198,1	9.327,0	31.525,1

(*) Outras Fontes	**6.195**
Co-geração	1.400
Eólica	2.625
Fotovoltaica	480
PCH's	1.690

Obs: O quadro acima contempla os valores já realizados e a realizar do Programa Estratégico Emergencial de Energia Elétrica

Dentre os projetos de geração de energia elétrica para 2002, destacam-se os seguintes:

- Ampliação da capacidade da Usina Hidrelétrica de Tucuruí – 2ª etapa (de 4.245 MW para 8.370 MW), no Estado do Pará (Eletronorte);
- Implantação da Usina Termelétrica de Macaé (RJ) – 500 MW (Eletrobrás);
- Implantação do Ciclo Combinado da Usina Termelétrica de Santa Cruz (RJ) – 1.200 MW (Furnas); e
- Ampliação da capacidade das usinas termelétricas de Camaçari (BA) – mais 157 MW e do Bongi (PE) – mais 113 MW (Chesf).

Os investimentos, no montante de R$ 409,3 milhões, a cargo da Eletrobrás Termonuclear S.A. - ELETRONUCLEAR, destinam-se, basicamente, à substituição de elemento combustível e à manutenção do Complexo de Geração de Energia Termonuclear de Angra (de 1.966 MW), bem como à substituição de Geradores de Vapor da Usina de Angra I.

Transmissão de Energia

Em complementação às obras de geração de energia elétrica, o Programa Estratégico Emergencial prevê investimentos para a expansão do sistema de transmissão de energia elétrica, tornando-a acessível aos principais centros consumidores. Estão previstas para 2002 a construção de 1.191 km de linhas de transmissão e a implantação de 4 novas subestações. A seguir, os projetos mais relevantes:

- Implantação de sistema de transmissão no Amapá (520 km de linha de transmissão e subestações associadas com 339 MVA), com R$ 62,2 milhões (Eletronorte);
- Expansão de sistema de transmissão de Mato Grosso (acréscimo de 360 km de linha de transmissão e 630 MVA/100 MVAR nas subestações), com R$ 155,0 milhões (Eletronorte);
- Ampliação do sistema de transmissão associado à UHE Tucuruí no Estado do Maranhão (acréscimo de 120 km de linha de transmissão e 200 MVA/140 MVAR nas subestações), com R$ 83,6 milhões (Eletronorte);
- Expansão de sistema de transmissão no Estado do Pará associado à UHE Tucuruí (acréscimo de 1.200 MVA/351 MVAR nas subestações), com R$ 90,7 milhões (Eletronorte);

- Implantação de sistema de transmissão Acre-Rondônia (1.342 km de linha de transmissão e subestações associadas com 1.664 MVA/402 MVAR), com R$ 120,7 milhões (Eletronorte);
- Implantação de sistema de transmissão no Sul (467 km de linha de transmissão em 230 kV e 500 kV, e subestações com 2.807 MVA), com R$ 289,7 milhões (Eletrosul);
- Implantação de sistema de transmissão no Nordeste (2.833 km de linha de transmissão em 230 kV e 58 subestações com 6.889 MVA), com R$ 177,9 milhões (Chesf);
- Implantação do sistema de transmissão Presidente Dutra – Teresina – Fortaleza II (753 km de linha de transmissão em 500 kV e três subestações com 2.550 MVA), com R$ 119,9 milhões (Chesf);
- Implantação de sistema de transmissão Tijuco Preto (SP) – Rio de Janeiro (360 km de linha de transmissão em 500 kV e subestações associadas), com R$ 129,1 milhões (Furnas);
- Implantação do sistema de transmissão Bateias (PR) – Ibiúna (SP) (328 km de linha de transmissão em 500 kV e subestações associadas), com R$ 314,8 milhões (Furnas); e
- Implantação do sistema de transmissão Foz do Iguaçu (PR) – São Paulo (800 km de linha de transmissão e subestações associadas), com R$ 176,0 milhões (Furnas).

Além dos projetos citados, o Programa de Expansão de Transmissão prevê a conclusão de 13 linhas e 4 subestações no período de 2001 a 2003, com recursos de aproximadamente R$ 700 milhões, entre elas:

- Construção da linha de transmissão Cachoeira Paulista/Adrianópolis, de 500 kV, extensão de 148 km, que beneficiará os Estados de São Paulo e Rio de Janeiro, com previsão de conclusão em dezembro de 2002 (Furnas);
- Construção da linha de transmissão Ouro Preto/Vitória, de 345 kV, extensão de 370 km, que beneficiará os Estados de Minas Gerais e Espírito Santo, com previsão de conclusão em maio de 2003 (Furnas);
- Ampliação da subestação Samambaia, no Distrito Federal, com instalação de compensadores em série, o que aumentará em até 300 MW a capacidade de transmissão entre as regiões Norte e Sudeste, com previsão de conclusão em dezembro de 2002 (Furnas);

- Construção da linha de transmissão Presidente Dutra/Peritoró, de 230 kV, extensão de 120 km, no Estado do Maranhão, a qual aumentará em 100 MW a capacidade das regiões Norte e Nordeste, com previsão de conclusão em março de 2002 (Eletronorte);
- Construção da linha de transmissão Coxipó/Jauru, de 230 kV, extensão de 360 km, no Estado de Mato Grosso, a qual acrescentará ao sistema a potência de 250 MW e, no futuro, permitirá a interligação do sistema isolado Acre-Rondônia ao sistema nacional, com previsão de conclusão em março de 2002 (Eletronorte); e,
- Construção da linha de transmissão Presidente Dutra/Teresina II, de 500 kV, extensão de 208 km, que acrescentará 400 MW à capacidade de intercâmbio nas regiões Norte e Nordeste (Chesf).

Energia para Pequenas Comunidades

O programa Energia das Pequenas Comunidades tem por objetivo utilizar fontes alternativas autônomas de energia renovável para suprir de energia elétrica as comunidades rurais isoladas, sem possibilidades de atendimento a curto prazo pelo sistema elétrico convencional, por representarem cargas pequenas, distantes das redes de distribuição. A população dessas comunidades está estimada em 20 milhões de pessoas, distribuídas em 3 milhões de pequenas propriedades rurais e cerca de 100 mil localidades, com 58 mil escolas.

O Programa deverá concluir até o final de 2002 a instalação de 12.130 sistemas fotovoltaicos de produção de energia elétrica a partir da energia solar, beneficiando quase 2 milhões de pessoas, em cerca de 11.680 comunidades e 9.780 escolas, propiciando energia para iluminação, acesso à informação teletransmitida, bombeamento de água e postos de saúde. Inserido no âmbito do Projeto Alvorada, o programa prioriza o atendimento aos Municípios de menor Índice de Desenvolvimento Humano, contando com recursos da ordem de R$ 190,3 milhões para o exercício de 2002, ao fim do qual espera-se a redução do déficit de energia nas pequenas comunidades isoladas, como indicado no quadro a seguir:

Energia das Pequenas Comunidades	Déficit Inicial	Atendimento			Déficit Final
		Até 2001	Em 2002	Total	
	A	B	C	D = B + C	E = A - D
População	20.000.000	1.050.000	900.000	1.950.000	18.050.000
Localidades	100.000	5.600	6.080	11.680	88.320
Escolas	58.000	3.700	6.080	9.780	48.220
Fontes de Energia		6.050	6.080	12.130	

As comunidades mais próximas do sistema elétrico convencional serão atendidas por meio do programa Luz no Campo, cujo objetivo é implantar redes de distribuição de energia para o atendimento de populações rurais. Até o final de 2002, deverá atender a cerca de 1 milhão de propriedades rurais, beneficiando aproximadamente 5 milhões de pessoas, tendo sido reservados para o Programa R$ 32,6 milhões no Orçamento de Investimento.

Setor de Combustíveis



No Setor de Combustíveis (petróleo, gás e derivados), além da PETROBRÁS e de seus parceiros, empresas privadas nacionais e estrangeiras já vêm participando das licitações que envolvem concessões para exploração e produção de petróleo e gás natural, realizadas pela Agência Nacional do Petróleo – ANP.

O crescimento da participação do setor privado nas atividades da indústria do Petróleo está exigindo uma intensificação das ações de regulação e fiscalização, a cargo da ANP. Dentre estas, destaca-se a fiscalização das atividades de distribuição e revenda de derivados de petróleo e álcool, por meio do programa Proteção dos Interesses dos Consumidores de Derivados de Petróleo, Gás Natural e Álcool Combustível, que disporá de R$ 55,4 milhões no próximo exercício.

Objetivando garantir as condições para satisfação da demanda atual e futura de petróleo, derivados de petróleo e gás natural em todo o território nacional, a ANP dará continuidade ao programa Abastecimento de Petróleo e Derivados, com recursos previstos de R$ 246,7 milhões. Dentre suas principais ações destaca-se o projeto *Estudos e Serviços de Geologia e Geofísica Aplicados à Prospecção de Petróleo e Gás Natural*, que contará com R$ 155,2 milhões para levantamento e avaliação do potencial de produção de petróleo e gás natural nas bacias sedimentares brasileiras, visando à identificação de blocos para futura exploração.

No âmbito do Orçamento de Investimento, as empresas integrantes do Grupo PETROBRÁS contarão, no exercício de 2002, com dotação global de R$ 12,7 bilhões, a ser empregada nas atividades de exploração e desenvolvimento da produção de petróleo e derivados, refino, distribuição e transporte, no País e no exterior.

A PETROBRÁS vem obtendo aumentos expressivos de reservas e de produção de petróleo. A produção de óleo bruto alcançou a marca de 1.311 mil barris/dia no primeiro semestre de 2001, contra 693 mil barris/dia em 1994, enquanto que a produção de gás natural atingiu 37,7 milhões de metros cúbicos/dia, contra 21 milhões de metros cúbicos/dia em 1994. No período de 1994 a 2000, suas reservas totais de petróleo e gás natural no país registraram aumento de 67%, totalizando 13 bilhões de barris sendo 8,5 bilhões de barris de reservas provadas.

A PETROBRÁS aplicará R$ 5,4 bilhões no programa Oferta de Petróleo e Gás Natural, que envolve projetos voltados para: desenvolvimento da produção de óleo e gás natural, em sua maior parte localizada na Bacia de Campos, no montante de R$ 1,6 bilhão; exploração de petróleo e gás natural (R$ 1,3 bilhão), manutenção e recuperação de sistemas de produção (R$ 1,8 bilhão); e manutenção da infra-estrutura de exploração (R$ 145,7 milhões).

Para a área de refino, estão reservados R$ 1,6 bilhão, destinado, principalmente, para a modernização e adequação dos sistemas de produção das refinarias (R$ 1,2 bilhão).

Para o transporte dutoviário, foram programados R$ 1,2 bilhão. Esse projeto contempla a ampliação da malha de gasodutos da região Nordeste (R$ 262,9 milhões), a construção do gasoduto São Carlos (SP) a Congonhas (MG), com 480 km de extensão (R$ 311,0 milhões), a ampliação da capacidade dos gasodutos da região Sudeste (R$ 189,3 milhões), a implantação do gasoduto Campinas a Cubatão (SP), com 145 km de extensão (R$ 82,3 milhões).

Evidenciando a permanente preocupação da empresa tanto com a preservação ambiental quanto com a integridade dos funcionários e das populações afetadas por suas atividades, foram programados recursos da ordem de R$ 866,8 milhões (perto de 10,0% da proposta global da controladora) especificamente para a manutenção dos sistemas de controle ambiental, de segurança industrial e de saúde ocupacional nas áreas de extração e produção de petróleo e gás natural, refino e transporte dutoviário.

Para as atividades de pesquisa na área de petróleo, ponto forte da empresa, foram propostos R$ 277,1 milhões. Na área de geração de energia elétrica foram previstos R$ 25,7 milhões para pesquisa e desenvolvimento tecnológico e R$ 17,0 milhões para implantação de usina eólica piloto, na região Nordeste.

As demais empresas integrantes do Grupo PETROBRÁS dispõem de recursos no total de R$ 3,9 bilhões, destacando-se, nas atividades desenvolvidas no exterior pela Petrobrás Internacional S.A. – BRASPETRO, a apropriação de reservas de óleo condensado e gás natural (R$ 920,4 milhões); incorporação e adequação de unidades de refino (R$ 356,2 milhões); adequação da infra-estrutura de transporte de gás (R$ 66,0 milhões) e, ainda, implantação de rede de postos de serviços (R$ 101,1 milhões).

Para a distribuição de derivados de petróleo e gás natural no País, a BR prevê gastos da ordem de R$ 355,1 milhões, destinados, principalmente, à ampliação, modernização e manutenção de sua rede de atendimento.

Adicionalmente, destaca-se a introdução de forma mais expressiva do gás natural na matriz energética como vetor de diversificação das fontes de energia primária.

Em março de 2000, iniciou-se a operação do trecho sul do Gasoduto Bolívia - Brasil. Para aumentar a capacidade de transporte do gasoduto, a Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG aplicará, em 2002, recursos da ordem de R$ 734,3 milhões. A Petrobrás Transporte S.A. - TRANSPETRO, que atua no transporte marítimo, contará com recursos totais de R$ 604,9 milhões, dos quais R$ 531,9 milhões destinados à aquisição, modernização e adequação de navios, enquanto sua subsidiária Fronape International Corporation - FIC disporá de R$ 97,4 milhões para aquisição de navios.

Esses investimentos permitirão ao Grupo PETROBRÁS manter sua posição de liderança na indústria, graças à produção média de 1,6 mil barris/dia de petróleo no País e da disponibilização de maior volume de gás natural ao mercado interno na busca da auto-suficiência energética brasileira.

COMUNICAÇÕES

O programa Universalização dos Serviços de Telecomunicações objetiva possibilitar o acesso aos serviços de telecomunicações a qualquer pessoa ou instituição de interesse público, em especial a estabelecimentos de saúde pública, ensino público, bibliotecas e outros setores essenciais não atendidos, independentemente de sua localização e condição sócioeconômica, garantindo a universalização dos serviços de telecomunicações.

A meta até 2002 é atingir 6.770 novos acessos aos serviços de telecomunicações em estabelecimentos públicos de ensino e bibliotecas públicas, juntamente com a instalação de 13.230 computadores conectados à Internet; 15.000 acessos a serviços de telecomunicações em instituições de saúde pública, e, 20.000 acessos em localidades onde o custo do serviço não possa ser recuperado com sua exploração comercial.

O programa de Universalização dos Serviços de Telecomunicações, dotado com R$ 820,0 milhões, será financiado mediante a contribuição econômica de 1% sobre o valor de todas as contas telefônicas. Essa contribuição será recolhida pelas operadoras desses serviços, à conta do Fundo de Universalização dos Serviços de Telecomunicações – FUST, instituído pela Lei nº 9.997, de 17 de agosto de 2000.

O Programa Serviços de Radiodifusão objetiva, por intermédio de ações de outorga e regulamentação, promover o acesso desses serviços aos municípios que ainda não foram beneficiados. A Lei nº 9.612, de 19 de fevereiro de 1998, instituiu a Radiodifusão Comunitária, que consiste em pequenas estações de rádio, que darão condições à comunidade de ter um canal de comunicação inteiramente dedicado a ela, abrindo oportunidades para divulgação de suas idéias, manifestações culturais, tradições e hábitos sociais.

No que diz respeito às comunicações postais, o Orçamento de Investimento prevê a dotação de R$ 691,7 milhões para a Empresa Brasileira de Correios e Telégrafos – ECT, que buscará aprimorar o atendimento à sua clientela por intermédio, principalmente, dos projetos *Modernização e Manutenção da Infra-Estrutura de Produção e Transporte*, com recursos previstos de R$ 453,1 milhões, e *Manutenção e Adequação de Ativos de Informática, Informação e Teleprocessamento*, com R$ 70,0 milhões.

A ECT busca, ainda, ampliar sua estrutura de serviços financeiros e postais, através da diversificação dos produtos e serviços oferecidos. Para tanto, foram reservados recursos no montante de R$ 30,0 milhões.

SETOR PRODUTIVO

O Setor produtivo incorpora os programas nas áreas de agricultura, indústria, comércio, serviços e turismo, totalizando recursos no valor de R$ 8,3 bilhões para 2002.

SETOR PRODUTIVO R$ milhões

Discriminação	PLO 2001	PLO 2002
Agricultura	4.582,0	5.390,5
Indústria, Comércio e Serviços	2.916,5	2.782,5
Turismo	202,2	155,6
Total	7.700,8	8.328,6


Setor Produtivo
R$ bilhões
6,0
5,0
4,0
3,0
2,0
1,0
0,0
Agricultura
Indústria, Comércio e Serviços
PLO 2001
PLO 2002


Setor Produtivo
PLO 2002
Agricultura
64,7%
Turismo
1,9%
Indùtria,
Comércio e
Serviços
33,4%

PAGE 112 OF 191 PAGES
EXHIBIT INDEX ON PAGE 3

AGRICULTURA



AGRICULTURA		R$ milhões
Principais Programas	**PLO 2001**	**PLO 2002**
Produção e Abastecimento Alimentar	3.385,6	4.159,2
Desenvolvimento da Economia Cafeeira	896,0	893,5
Controle de Fronteiras para Proteção Agropecuária	16,3	44,2
Segurança e Qualidade de Bebidas	31,4	37,1
Desenvolvimento da Futicultura	24,3	23,2
Seguro Rural	7,7	16,7
Demais	220,6	216,4
Total	**4.582,0**	**5.390,5**

Para estimular os investimentos rurais, a produção e a comercialização de produtos agropecuários, o montante de recursos para financiamentos e equalizações de juros e preços no setor agrícola, exclusive os destinados à agricultura familiar, para 2002, abrangendo as ações *Aquisições do Governo Federal – AGF, Política de Garantia de Preços Mínimos – PGPM e Revitalização de Cooperativas de Produção Agrícola – RECOOP*, deverá alcançar R$ 3,5 bilhões. Desse valor, R$ 893,5 milhões serão destinados ao *Financiamento da Cultura Cafeeira*, R$ 1,1 bilhão cobrirá despesas de equalização de juros e preços e R$ 1,5 bilhão destinar-se-á a novos financiamentos, o que representa um incremento de 12% em relação aos valores programados no ano anterior.

Como responsável pela garantia de preços mínimos e pelo abastecimento alimentar, a Companhia Nacional de Abastecimento – CONAB, utilizando-se das *modalidades Aquisição do Governo Federal – AGF, Contrato de Opção de Venda e do Programa para Escoamento de Produto – PEP*, terá disponível, em 2002, R$ 1,4 bilhão para a aquisição de cerca de 5,1 milhões de toneladas de produtos.

Em face dos avanços da legislação internacional na área de segurança alimentar e da crescente preocupação dos consumidores com a sua saúde e a qualidade dos alimentos e bebidas, o sistema de defesa agropecuária brasileiro tem sido aperfeiçoado para fazer frente a essas novas demandas. O Governo vem desenvolvendo ações para ampliação das zonas livre de febre aftosa nos Estados do Mato Grosso e Mato Grosso do Sul, Tocantins, Minas Gerais, Goiás e parte de São Paulo, atingindo cerca de 55 milhões de bovinos. Em 2002, ao Sistema de Defesa Agropecuária estão sendo destinados R$ 95,9 milhões, a serem aplicados em ações de Segurança e Qualidade de Alimentos e Bebidas e Controle de Fronteiras para Proteção da Agropecuária, assim como na prevenção e controle de doenças de animais e plantas.

Devido às condições favoráveis do clima, a fruticultura tornou-se um dos mais atrativos investimentos do campo brasileiro. No ano de 1999, as exportações de frutas frescas totalizaram US$ 170,0 milhões e 435 mil toneladas; em 2000, alcançou-se a cifra de US$ 175,0 milhões e 434 mil toneladas, com a expectativa de atingir, em 2001, US$ 190,0 milhões, correspondendo a 460 mil toneladas. Para o exercício de 2002, o Desenvolvimento da Fruticultura contará com R$ 23,2 milhões, contribuindo para a geração de produtos de melhor qualidade e conseqüente expansão da renda do setor agrícola.

Firmando-se como instrumento de apoio à Política Agrícola do Governo Federal, o seguro rural, que se efetiva por meio do *zoneamento agro e pedoclimático*, tem minimizado os riscos de natureza climática, contribuindo para a diminuição das perdas das safras, aumentando a produção e a produtividade agrícola e tornando mais eficaz a aplicação do crédito rural. Para o exercício de 2002 o programa contará com R$ 7,6 milhões para desenvolver suas atividades.

O Instituto Nacional de Meteorologia – INMET coleta informações meteorológicas em cerca de 400 estações de coleta espalhadas pelo País, para que depois de processadas sejam divulgadas por meio de boletins de previsão do tempo, avisos e boletins meteorológicos especiais. O Brasil tem conseguido grandes avanços nesse setor, de modo que os estudos e pesquisas sobre queimadas, desmatamentos, desertificação, poluição ambiental e outras alterações climáticas colocam o País em lugar de destaque no cenário internacional. Para que continue se aperfeiçoando, o setor contará, em 2002, com R$ 25,8 milhões, correspondente a um acréscimo de 19% em relação a 2001.

Apontando-se como segmentos promissores no cenário econômico mundial, a Pesca e a Aqüicultura geram emprego e renda para milhões de pessoas em regiões costeiras, ribeirinhas e interiores. Registra-se que as exportações de pescado alcançaram uma cifra próxima a US$ 104,0 milhões, em 1999, e US$ 240,0 milhões, no ano 2000, projetando para o ano de 2001 exportações da ordem de US$ 340,0 milhões, o que permitirá ao País superar o volume de importações. O setor conta na presente proposta com R$ 12,3 milhões para desenvolver suas ações.

Na busca de uma competitividade para o agronegócio, a pesquisa agropecuária exerce um papel preponderante no aporte de novas tecnologias, promovendo redução dos custos de produção, aumentando os rendimentos de insumos e a produtividade dos produtos nacionais, com a necessária preservação dos ecossistemas brasileiros. Tal esforço contribuiu para que o Brasil elevasse sua safra de grãos de 73,5 milhões de toneladas, em 1995, para 97,3 milhões de toneladas, em 2001. Para o exercício de 2002, serão destinados R$ 149,8 milhões para o desenvolvimento da pesquisa agropecuária.



ÁREA E PRODUÇÃO BRASILEIRA DE GRÃOS -
Safras 1995/96 - 2000/01
120.000
100.000
80.000
60.000
40.000
20.000
0
73.511,9
78.421,3
76.529,8
82.437,9
83.030,0
97.265,0
37.023,1
36.358,0
34.958,4
36.896,2
37.752,2
38.108,7
95/96
96/97
97/98
98/99
99/00
00/01
Área (em 1.000 ha)
Produção (em 1.000 t)

Dando continuidade ao programa de Recuperação da Lavoura Cacaueira, serão aplicados, em 2002, R$ 9,6 milhões no desenvolvimento de ações na área de pesquisa, extensão rural e ensino técnico, com vistas ao combate à praga vassoura-de-bruxa, à difusão de novas tecnologias e à criação de alternativas que diversifiquem a produção agropecuária, minimizando os problemas econômicos e sociais das regiões produtoras.

INDÚSTRIA, COMÉRCIO E SERVIÇOS

INDÚSTRIA, COMÉRCIO E SERVIÇOS		R$ milhões
Principais Programas	**PLO 2001**	**PLO 2002**
Financiamento às Exportações	2.233,3	2.219,1
Metrologia e Qualidade Industrial	95,9	106,7
Propriedade Intelectual	18,0	14,4
Gestão das Políticas Industrial, de Comércio e de Serviços	7,7	7,9
Demais	561,6	434,3
Total	**2.916,5**	**2.782,5**

O programa Brasil Classe Mundial, com R$ 3,5 milhões previstos para 2002, tem por objetivo elevar a competitividade das principais cadeias produtivas do País, com metas de geração de emprego e renda, desconcentração produtiva regional, aumento das exportações, substituição competitiva de importações, inserção das cadeias produtivas na economia internacional, capacitação tecnológica das empresas e fortalecimento da empresa de capital nacional. Neste contexto ressalta-se o projeto de instalação de fóruns de competitividade por cadeia produtiva como a iniciativa mais ousada e abrangente, no âmbito do referido programa

Para 2002, pretende-se a consolidação dos fóruns das cadeias da construção civil, têxtil e confecções, transformados plásticos, madeira e móveis e complexo eletrônico, visando à assinatura dos Contratos de Competitividade, bem como à instalação dos fóruns de couro e calçados, siderurgia, automotivo, aeroespacial, naval e marinha mercante e bens de capital.

Outro importante instrumento para a elevação da qualidade do produto nacional nos mercados interno e externo é o programa de Metrologia e Qualidade Industrial, que contará em 2002 com R$ 106,7 milhões. Nele são desenvolvidas ações de grande impacto na vida do cidadão, como por exemplo, a *Avaliação de Conformidade*, no qual os produtos brasileiros testados em laboratórios credenciados não vão precisar repetir os testes no exterior. O Plano Brasileiro de Avaliação de Conformidade prevê a certificação obrigatória de 60 produtos, entre eles, cinto de segurança, estabilizadores de voltagem e o manejo de florestas, sendo que para 2002 a meta é de 14 produtos avaliados. Na *Fiscalização de Produtos Pré-Medidos* pela Rede Nacional de Metrologia, a meta para 2002 é alcançar a marca de 9 milhões de instrumentos e produtos verificados.

No campo da Propriedade Intelectual os esforços são para torná-la mais efetiva como instrumento de política industrial e tecnológica e um canal de inserção na comunidade internacional. Sob esse aspecto, em 2002 a meta é de 70.000 registros de marcas avaliados, tendo como premissa a redução do tempo de concessão do registro. Relativamente à avaliação de concessão de patentes, a meta para 2002 é de 14.000 processos, permitindo à empresa nacional melhores condições de obter a proteção de seus direitos.

Destaca-se, ainda, o programa Desenvolvimento de Micro, Pequenas e Médias Empresas que busca promover o fortalecimento econômico-administrativo dessas empresas, com ênfase nas diretrizes estabelecidas para o segmento artesanal brasileiro, voltadas para a *estruturação de núcleos de produção e de comercialização*, com vistas à integração dos artesãos às cadeias produtivas. Para 2002, pretende-se atingir a meta de estruturação de 33 núcleos produtivos de artesanato.

COMÉRCIO EXTERIOR

No âmbito do programa Desenvolvimento do Setor Exportador, segue-se aperfeiçoando e simplificando os trâmites administrativos e operacionais do comércio exterior brasileiro e disseminando cada vez mais informações que permitam ao empresário traçar estratégias voltadas ao mercado internacional. Destaca-se, nesse conjunto, a implantação do regime de *drawback*, mecanismo viabilizador de operações de exportação da ordem de US$ 15 bilhões/ano, em módulo eletrônico *no SISCOMEX – Sistema Integrado de Comércio Exterior*, o que tornará a concessão e o controle dos benefícios do regime mais ágeis e eficientes.

Para 2002, o Programa dará continuidade às iniciativas voltadas ao aprimoramento dos instrumentos operacionais do comércio exterior brasileiro, à identificação e disseminação de informações estratégicas e ao desenvolvimento de ações de estímulo e apoio coerentes com as necessidades específicas de regiões/segmentos com vocação exportadora.

O programa Cultura Exportadora, integrante do Programa Especial de Exportações – PEE, busca o estímulo da formação de mentalidade exportadora junto aos setores produtivos brasileiros, com base na promoção comercial, desenvolvimento de recursos humanos e ampliação dos meios de divulgação, visando, assim, ao aumento da base exportadora, mediante a incorporação de empresas que se encontram afastadas do mercado externo.

Exemplo disso é o projeto *de capacitação de profissionais de comércio exterior*, que até o final de 2002, prevê a capacitação de 2.000 agentes, distribuídos por 400 Municípios, com a missão de orientar os empresários de pequeno porte sobre como exportar.

Na área de Defesa Comercial, os estudos feitos para subsidiar a participação brasileira nos fóruns internacionais se constituem em importante instrumento da indústria brasileira contra práticas desleais de comércio e surtos de importação. Como exemplo, citam-se as discussões do Grupo de Negociação sobre Subsídios, Antidumping e Medidas Compensatórias e do Grupo de Negociação sobre Acesso a Mercados (Salvaguarda) da ALCA, contribuindo na formulação da posição brasileira e, conseqüentemente, da posição do MERCOSUL naquele fórum.

De outra parte, com o objetivo de aumentar a produção destinada à exportação, ressalta-se a atuação do Fundo de Garantia para Promoção da Competitividade, no sentido de prover recursos para garantir o risco das operações de financiamento realizadas pelo Banco Nacional de Desenvolvimento Econômico e Social – BNDES e pela Agência Especial de Financiamento Industrial – FINAME. O Fundo tem se constituído em importante instrumento de suporte financeiro às micro, pequenas e médias empresas, ao reduzir as exigências de garantias reais no acesso aos recursos repassados pelas instituições financeiras.

O *Seguro de Crédito à Exportação*, executado pelo Fundo de Garantia à Exportação – FGE, tem sido de grande relevância na redução do custo das exportações brasileiras, contribuindo para o aumento de competitividade do produto nacional, uma vez que permite ao exportador brasileiro acesso à garantias mais baratas. A quantidade de operações solicitadas tem apresentado crescimento, evoluindo de 96 para 288 operações entre 1998 e 2000. Até maio de 2001, já haviam sido solicitadas 124 operações.

TURISMO



TURISMO		R$ milhões
Principais Programas	PLO 2000	PLO 2002
Turismo: A Indústria do Novo Milênio	42,4	64,7
Desenvolvimento do Turismo no Nordeste - PRODETUR II	60,0	60,0
Municipalização do Turismo	40,0	25,4
Turismo no Coração do Brasil, Nordeste, Sudeste, Sul	36,0	-
Total	178,4	150,1

Com o objetivo de assegurar competitividade ao produto turístico brasileiro, o Governo Federal desenvolverá o programa Turismo: A Indústria do Novo Milênio, para o qual foram destinados R$ 64,7 milhões, procurando viabilizar o aumento do fluxo turístico, a taxa de permanência e os gastos dos turistas. Entre 1994 e 2000, a entrada de turistas estrangeiros cresceu de 1,8 milhão para 5,3 milhões e o turismo interno atingiu mais de 42 milhões de viagens. Para o final de 2003, a meta do turismo nacional é passar a receber 6,5 milhões de turistas estrangeiros e ter um fluxo de 57 milhões de viagens anuais, proporcionando o ingresso de R$ 12,6 bilhões na economia brasileira.

Para a promoção do desenvolvimento do turismo local, atuando junto à sociedade organizada de forma a gerar emprego e renda duradouros, foi elaborado, em conjunto com a Organização Mundial do Turismo – OMT, o programa Municipalização do Turismo, com destinação de R$ 17,6 milhões. Atuando no viés de conscientização, sensibilização e participação da sociedade local, com enfoque na sustentabilidade do patrimônio ambiental, cultural e histórico, o Programa já treinou 11.580 monitores municipais em mais de 1.532 municípios turísticos e ofertará 300 novos destinos de qualidade ao mercado nacional e internacional.

Ao programa Desenvolvimento do Turismo no Nordeste – PRODETUR II, foram consignados R$ 60,0 milhões para reforçar a capacidade da região Nordeste em atender e expandir sua crescente indústria turística, contribuindo assim para o desenvolvimento sócioeconômico regional. O programa visa a dar continuidade aos bons resultados obtidos no PRODETUR I.

INFORMAÇÃO E CONHECIMENTO

CIÊNCIA E TECNOLOGIA



O Governo Federal, por intermédio de investimentos da ordem de R$ **1,9** bilhão objetiva o aumento da participação em pesquisa nas Instituições de Ensino Superior e nas empresas privadas. Na área de Ciência e Tecnologia foram elaborados programas com o intuito de induzir a aplicação de capitais privados nas diversas áreas do conhecimento científico e tecnológico.

INFORMAÇÃO E CONHECIMENTO R$ milhões

Principais Programas	PLO 2001	PLO 2002
Inovação para Competitividade	337,4	327,9
Capacitação de Recursos Humanos para Pesquisa	427,9	427,9
Expansão e Consolidação do Conhecimento Científico e Tecnológico	262,8	255,4
Promoção do Desenvolvimento Tecnológico do Setor Petrolífero	151,1	158,0
Produção de Componentes e Insumos para a Indústria Nuclear	131,2	157,6
Climatologia, Meteorologia e Hidrologia	132,6	139,2
Nacional de Atividades Espaciais	158,7	117,6
Sociedade da Informação - INTERNET II	101,4	90,8
Biotecnologia e Recursos Genéticos - GENOMA	64,0	49,1
Demais	127,0	160,4
Total	**1.894,1**	**1.883,9**

Os programas Capacitação de Recursos Humanos para Pesquisas e Expansão, com investimentos previstos de R$ 427,9 milhões, e Expansão e Consolidação do Conhecimento Científico e Tecnológico, com R$ 255,4 milhões, visam à formação de cientistas para realização de pesquisas avançadas nos mais diversos setores.

O programa Sociedade da Informação - Internet II, com investimentos previstos de R$ 90,8 milhões, tem dois objetivos bem definidos. O primeiro é inserir o País no novo paradigma tecnológico por meio da implantação de nova infra-estrutura na rede de informação, da ampliação do apoio técnico, do desenvolvimento de pesquisa em novas tecnologias de informática e implantação de laboratórios. O segundo é estimular a interação entre instituições que produzem pesquisa acadêmica e empresas que usam as novas tecnologias da informação. Esse processo gera externalidades positivas que contribuem para a redução das desigualdades sociais e regionais, criando condições para que um maior número de brasileiros possa ter acesso à informação.

Para inserir o Brasil no restrito grupo de países que domina a tecnologia espacial – apenas 8 no caso de lançamentos de satélites - o programa Nacional de Atividades Espaciais conta com recursos no valor de R$ 117,6 milhões.



Um dos componentes dessa inserção é a participação brasileira na Estação Espacial Internacional, que propicia a oportunidade de melhor qualificação e condições de concorrência no mercado mundial de alta tecnologia, bem como a geração direta de empregos especializados no País.

A atuação na pesquisa e no desenvolvimento de áreas consideradas prioritárias, incentivando a Inovação para a Competitividade, será alavancada com recursos adicionais provenientes dos chamados Fundos Setoriais recentemente criados: Energia Elétrica, Recursos Hídricos e Minerais, Espacial, Transportes Terrestres, Informática, o Universidade-Empresa e Infra-Estrutura de pesquisa.

Esses novos Fundos vêm se juntar ao Fundo do Petróleo, que já opera desde *1999*, e contará com R$ *158,0* milhões dentro do programa Promoção do Desenvolvimento Tecnológico do Setor Petrolífero, destinados a ações de capacitação de recursos humanos e fomento à pesquisa e à inovação tecnológica, voltados à área de pesquisa no aproveitamento do petróleo e do gás natural.

Por fim, destaca-se o programa Produção de Componentes e Insumos para a Indústria Nuclear, ao qual foram destinados recursos no valor de R$ 157,6 milhões. Um importante projeto nesse setor é a *Implantação de Unidades de Enriquecimento de Urânio*, que objetiva elevar o índice de nacionalização no ciclo do combustível nuclear, proporcionando substancial economia de divisas para o País e redução de custo do megawatt/hora gerado nas usinas nucleares.

GESTÃO AMBIENTAL

GESTÃO AMBIENTAL R$ milhões

Principais Programas	PLO 2001	PLO 2002
Desenvolvimento da Amazônia Legal	81,9	624,0
Proágua-Infra-Estrutura	296,6	402,0
Irrigação e Drenagem	265,0	237,0
Despoluição das Bacias Hidrográficas, Proágua-Gestão e Águas do Brasil	138,7	155,3
Educação e Qualidade Ambiental	123,3	133,3
Parques do Brasil	73,1	75,2
Florestar, Florestas Sustentáveis e BIOVIDA	72,4	71,8
Prevenção e Combate a Desmatamentos, Queimadas e Incêndios Florestais	32,3	31,2
Pantanal	30,1	29,5
Demais	533,0	185,9
Total	**1.646,4**	**1.945,1**


Gestão Ambiental
PLO 2002
6,9%
3,9%
3,7%
1,6%
1,5%
9,6%
8,0%
12,2%
32,1%
20,7%

O Brasil detém a maior diversidade biológica do planeta, 40% das florestas tropicais e 20% da água disponível no mundo. Um volume significativo de nosso Produto Interno Bruto está associado diretamente aos recursos naturais. A proteção, a gestão e o uso adequado desse imenso patrimônio ambiental - pela União em parceria com os Estados, Municípios e o setor privado - são fundamentais para o desenvolvimento sustentável e para a melhoria da qualidade de vida.

MEIO AMBIENTE

Os programas Qualidade Ambiental e Educação Ambiental têm como objetivo a melhoria da qualidade do meio ambiente, aprimorando o monitoramento e o controle ambiental e promovendo a conscientização e a capacitação da coletividade na prevenção e solução dos problemas ambientais. Serão destinados R$ 92,4 milhões para o desenvolvimento das ações de melhoria da qualidade do ar e proteção da atmosfera, para informações sobre a qualidade do ar e implantação de pólos de difusão, fiscalização da poluição e da degradação ambiental urbana e fomento a projetos de preservação, controle e recuperação de danos causados ao meio ambiente e de controle do uso de agrotóxicos. Em 2002, o Brasil pretende, entre outras metas, capacitar 1.200 pessoas em educação ambiental e formar 350 pessoas na área ambiental, mais precisamente em botânica e ecologia; realizar 7.980 fiscalizações da poluição e degradação do meio ambiente e apoiar 5 projetos de melhoria da qualidade do ar e proteção da atmosfera.



A busca do uso sustentável de recursos florestais e da proteção, conservação e redução da degradação ambiental constituem objetivos dos programas Parques do Brasil e Prevenção e Combate a Desmatamentos, Queimadas e Incêndios Florestais, para os quais são destinados R$ 106,4 milhões. Destacam-se as ações de fiscalização, conservação e manejo de ecossistemas, regulação fundiária e ampliação de áreas protegidas e as de fiscalização, controle, prevenção e combate de incêndios, queimadas e desmatamentos. Para 2002, as metas incluem gerir, manejar e fiscalizar 250 Unidades de Conservação, controlar o desmatamento, queimadas e incêndios florestais em uma área de 30 mil ha, prevenir e combater uma área de 1.905.116 km^2 de queimadas e incêndios florestais no arco do desmatamento na Amazônia.

O Pantanal, com 140 mil km^2, ganhou da UNESCO o título de Patrimônio Natural da Humanidade. Para incentivar o desenvolvimento sustentável da região e melhorar a qualidade de vida da população, por intermédio de atividades econômicas ambientalmente compatíveis com o ecossistema, foram destinados R$ 29,5 milhões para o programa Pantanal. O programa viabilizará ações de ampliação e melhoria de sistemas de esgotamento sanitário, gerenciamento de recursos faunísticos, promoção do ecoturismo e assistência técnica aos produtores rurais da planície pantaneira. O programa visa entre outras metas, beneficiar 35.644 famílias com a ampliação e melhoria dos sistemas de abastecimento de água e de esgotamento sanitário da bacia do Alto Rio Paraguai.



RECURSOS HÍDRICOS

O Governo Federal vem priorizando a gestão dos recursos hídricos, de forma a estimular o uso racional e a ampliar a oferta de água de boa qualidade para o consumo humano e para a produção, especialmente no Nordeste, bem como para despoluir corpos d'água em bacias hidrográficas, sobretudo nas regiões com maior concentração urbana, propiciando o desenvolvimento econômico sustentável.



O Proágua Infra-Estrutura objetiva garantir água potável para as populações do Semi-Árido brasileiro por intermédio da disponibilização de infra-estrutura básica. Suas principais ações estão voltadas para estudos, inclusive de transposição de águas de bacias hidrográficas, construção e recuperação de obras de infra-estrutura hídrica (barragens, açudes e adutoras), implantação de sistemas sanitários e de abastecimento de água em escolas públicas, implantação de poços e dessalinização de água, de forma a ampliar a oferta de recursos hídricos.

Para 2002, foram reservados R$ 402,0 milhões para o Proágua Infra-Estrutura e, dentre as obras prioritárias, destacam-se as abaixo relacionadas:

Programa Proágua-Infra-Estrutura R$ milhões

Principais Ações	Meta 2002		PLO 2002
Implantação de Sistemas Sanitário e de Abastecimento de Água em Escolas Públicas	9.005	escolas atendidas	85,0
Construção da Barragem Santa Cruz - No Estado do Rio Grande do Norte	13	%	21,6
Construção da Adutora do Agreste Alagoano - No Estado de Alagoas	20	%	13,6
Construção da Barragem do Castanhão - No Estado do Ceará	11	%	46,0
Construção da Adutora Jucazinho - No Estado de Pernambuco	13	%	16,0
Obras de Revitalização e Recuperação do Rio São Francisco - Nacional	30	%	15,0
Projeto Propertins - No Estado de Tocantins	38	%	14,0
Construção da Barragem do Córrego João Leite - No Estado de Goiás	12	%	8,0
Construção da Barragem São Bento - No Estado de Santa Catarina	30	%	15,2
Projeto Multilagos - No Município de Campina Grande - PB	30	%	7,0

Em linha complementar de atuação, o programa Irrigação e Drenagem promove o desenvolvimento da agricultura irrigada e a reestruturação produtiva, por intermédio de ações que elevam os níveis de produção e produtividade, melhorando, assim, a competitividade do setor, as condições de vida do homem no campo e o nível de emprego e renda.

A esse programa, cujo público-alvo são as cooperativas e associações de agricultores, empresários e distritos de irrigação, foram destinados R$ 237,0 milhões. A meta é ampliar cerca de 37.830 ha dos perímetros irrigados, mediante estudos, execução de obras de infra-estrutura hídrica, aquisição de equipamentos, difusão de novas tecnologias, assistência técnica e extensão rural, regularização fundiária, organização e capacitação da população rural e apoio à produção.



O quadro abaixo destaca alguns dos projetos prioritários desenvolvidos pelo programa Irrigação e Drenagem:

Programa Irrigação e Drenagem R$ milhões

Principais Ações	Meta 2002		PLO 2002
Implantação de Projetos de Irrigação - Projeto Três Barras no Estado de Goiás	2.474	ha	7,4
Implantação de Projetos de Irrigação - Projeto Flores de Goiás no Estado de Goiás	1.976	ha	11,4
Implantação de Projetos de Irrigação - Projeto Luis Alves do Araguaia no Estado de Goiás	4.100	ha	14,0
Implantação de Projetos de Irrigação - Projeto Jacaré-Curituba no Estado de Sergipe	8.389	ha	9,9
Implantação de Projetos de Irrigação - Perímetro de Irrigação Baixio de Irecê no Estado da Bahia	1.125	ha	19,5
Implantação de Projetos de Irrigação - Perímetro de Irrigação Salitre no Estado da Bahia	820	ha	20,9
Implantação de Projetos de Irrigação - Perímetro de Irrigação Tabuleiros de Russas no Estado do Ceará	585	ha	11,7
Implantação de Projetos de Irrigação - Perímetro de Irrigação Platôs de Guadalupe no Estado do Piauí	597	ha	10,0

Para reverter o processo de degradação e poluição ambiental, os programas Despoluição das Bacias Hidrográficas e Brasil Joga Limpo, que foram dotados com R$ 112,2 milhões, se integram com os desenvolvidos no setor de desenvolvimento urbano, priorizando as bacias e áreas afetadas pelas grandes aglomerações urbanas, de forma a elevar o nível de coleta e de tratamento de esgotos e universalizar o serviço de coleta de resíduos sólidos e elevar a taxa de destinação adequada e de reciclagem do lixo urbano.


BACIA DO RIO AMAZONAS
BACIA DO ATLÂNTICO NORTE/NORDESTE
BACIA DO RIO SÃO FRANCISCO
BACIAS DO ATLÂNTICO LESTE
BACIA DOS RIOS PARANÁ/PARAGUAI
BACIA DO RIO URUGUAI
BACIAS DO ATLÂNTICO SUL/SUDESTE

Cabe ressaltar que a ação que existia no âmbito do programa Proágua Gestão está sendo transformada no programa Despoluição de Bacias Hidrográficas, em virtude da necessidade e importância de se reduzirem os níveis de poluição hídrica e da nova gestão hídrica que está sendo implantada pela Agência Nacional de Águas – ANA, que tem por objetivo induzir a implantação de sistemas de gerenciamento de recursos hídricos, mediante a constituição de Comitês de Bacia e da implementação de mecanismos para a cobrança pelo direito de uso de recursos hídricos. Nesse sentido, o Governo Federal promove Planos de Despoluição Estaduais e Municipais e estimula os prestadores de serviço de saneamento a tratar o esgoto por meio de remuneração, bem como desenvolve ações de recuperação e preservação de nascentes e mananciais nas áreas urbanas e disseminação de campanhas para a mobilização e conscientização. Em 2002, o programa de Despoluição de Bacias pretende, entre outras ações, remover 113.300 kgdbo/dia[1] de cargas poluidoras das bacias hidrográficas.

O Brasil gera hoje 90 milhões de toneladas de lixo por ano, sendo que mais da metade é material que se pode reaproveitar (reciclável), como papel, vidro, latas de alumínio e plástico. Para combater o problema gerado pelo volume do lixo e o seu inadequado acondicionamento, o programa Brasil Joga Limpo pretende, entre outras metas, apoiar 34 Projetos de ordenamento e coleta seletiva de lixo.

[1] DBO – Demanda Bioquímica de Oxigênio, medida utilizada para mensuração da carga orgânica poluidora.

SEGURANÇA, DEFESA E INSTITUIÇÕES DEMOCRÁTRICAS

SEGURANÇA PÚBLICA

As ações do Governo Federal na Área de segurança pública priorizam a redução dos índices de criminalidade e violência nas principais regiões metropolitanas, com base na modernização do sistema de segurança pública. As ações do Governo Federal foram intensificadas a partir do lançamento do Plano Nacional de Segurança Pública - PNSP, em junho de 2000. O Plano tem dentre seus principais objetivos, além do aparelhamento da Polícia Federal, auxiliar os Estados no enfrentamento da questão, financiando a capacitação e instrumentalização dos aparatos estaduais de segurança. O PNSP, dotado com recursos globais da ordem de R$ 859,3 milhões, prevê a adoção de ações no âmbito do Governo Federal e de cooperação com Estados, Distrito Federal e sociedade civil.





O PNSP está consubstanciado em mais de 100 ações, envolvendo múltiplos temas e diversas áreas dos governos federal e estadual, como o combate ao narcotráfico e ao crime organizado, desarmamento da sociedade, controle de armas, capacitação profissional, reaparelhamento das policias, atualização da legislação sobre segurança pública, assistência social, incentivo ao esporte, garantia dos direitos da criança e do adolescente e de direitos humanos.

SEGURANÇA PÚBLICA R$ milhões

Principais Programas	PLO 2001	PLO 2002
Segurança do Cidadão	518,2	439,8
Educação e Segurança no Trânsito e Segurança nas Rodovias Federais	279,5	285,4
Combate ao Crime Organizado e Modernização da Polícia Federal	183,3	184,6
Reestruturação do Sistema Penitenciário	166,4	136,3
Assistência a Vítimas e Testemunhas Ameaçadas	10,4	10,4
Demais	46,3	46,4
Total	**1.204,1**	**1.103,0**



Segurança Pública
PLO 2002
25,9%
39,9%
16,7%
4,2%
0,9%
12,4%

No tocante às medidas sob responsabilidade do Governo Federal, destacam-se as relacionadas aos programas Modernização da Polícia Federal e Segurança do Cidadão, com previsão de R$ 592,8 milhões, destinados, principalmente, ao reaparelhamento e qualificação das Polícias Federal e Estaduais.

No programa Reestruturação do Sistema Penitenciário, também integrante do PNSP, estão sendo destinados R$ 136,3 milhões, com vistas a reduzir o atual déficit prisional, favorecer a reintegração do presidiário ao convívio social, promover a capacitação profissional de agentes, bem como a melhoria das condições de guarda, de forma a proporcionar um cumprimento de pena mais digno e humano.

Além disso, o programa Assistência a Vítimas e a Testemunhas Ameaçadas que dispõe de R$ 10,4 milhões, permite ao Estado garantir a vida, a assistência social, jurídica e psicológica, necessária a testemunhas e vítimas de crimes, condição indispensável ao combate à impunidade no País.

DEFESA NACIONAL



A Política de Defesa Nacional tem como premissas os fundamentos, objetivos e princípios estipulados na Constituição Federal e está em consonância com a política externa praticada pelo País, na busca da solução pacífica de controvérsias e do fortalecimento da paz e da segurança internacionais. Para assegurar essa atitude de defesa sustentável, estão previstos R$ 3,1 bilhões distribuídos às Forças Armadas. Desse valor, merecem destaque os programas Proteção da Amazônia, Reaparelhamento e Adequação da Força Aérea Brasileira, Reaparelhamento e Adequação do Exército Brasileiro, Tecnologia de Uso Aeroespacial e Tecnologia de Uso Naval.

DEFESA NACIONAL R$ milhões

Principais Programas	PLO 2001	PLO 2002
Adestramento e Operações Militares	1.094,3	1.219,1
Reaparelhamento e Adequação	713,1	807,8
Tecnologia de Uso Terrestre, Naval e Aeroespacial	192,5	231,1
Proteção da Amazônia	165,2	108,9
Demais	579,3	700,7
Total	**2.744,4**	**3.067,6**


Defesa Nacional
PLO 2002
26,3%
39,7%
7,5%
3,5%
22,8%

A grande área que compreende a Amazônia Legal, relativamente desocupada, estimula o seu uso por diversas atividades ilegais como o tráfico de drogas, de animais, minérios e plantas. O combate a essas atividades é fundamental para a manutenção da soberania e segurança daquela região. Com esse propósito, foi concebido, em 1998, o programa Proteção da Amazônia, que, para 2002, prevê R$ 108,9 milhões, destinados à continuidade da implantação do Sistema de Vigilância da Amazônia – SIVAM e do Sistema de Proteção da Amazônia – SIPAM. O programa prevê a instalação de equipamentos em sítios operacionais, compra, reforma e adaptação de aeronaves utilizadas na vigilância da região e construção de unidades físicas do SIVAM/SIPAM, cujo término de implantação e início de operações estão previstos para o segundo semestre de 2002.



O Plano de Fortalecimento do Controle do Espaço Aéreo Brasileiro, que visa a revitalizar e modernizar a Força Áerea Brasileira, destinará recursos da ordem de R$ 626,2 milhões, mediante diversas ações desenvolvidas nos programas de Reaparelhamento e Adequação da Força Aérea Brasileira e de Tecnologia de Uso Aeroespacial. Essas ações permitirão dar continuidade aos 5 projetos iniciados no biênio 2000-2001 e viabilizarão o início de outros 3 projetos em 2002. Dentre os que estão em andamento, destaca-se o de aquisição de aeronaves para o transporte de cargas pesadas, C-130, e para a substituição de aeronaves leves de ataque e de treinamento, denominadas AL-X/Supertucano, a serem desenvolvidas e produzidas pela EMBRAER, e também o projeto de aquisição de sobressalentes e equipamentos embarcados de última geração. Dentre os novos projetos, sobressai o de aquisição de um lote de aeronaves de caça e interceptação, denominadas F5-E/F.



No programa de Tecnologia de Uso Naval, com recursos da ordem de R$ 69,5 milhões, merece destaque o projeto de *Construção de Protótipo de Submarino com Propulsão Nuclear*, que objetiva adquirir e disseminar conhecimento tecnológico, de modo a permitir o desenvolvimento do projeto e a construção de submarinos providos de propulsão nuclear.



Para dar continuidade ao reaparelhamento do Exército e atender às necessidades de defesa terrestre, foram previstos R$ 120,2 milhões no programa Reaparelhamento e Adequação do Exército Brasileiro. Da totalidade de suas ações, deve-se enfatizar o projeto de *Implantação do Sistema de Aviação do Exército*, com recursos de R$ 57,5 milhões, destinados à aquisição em 2002, de 3 helicópteros com grande capacidade de carga. O referido projeto, que prevê a aquisição de 8 helicópteros até o final do exercício de 2004, visa a dotar o Exército Brasileiro de meios aéreos necessários ao transporte de tropas e cargas, ao treinamento de vôo e ao suporte logístico destinados à implantação do seu comando de aviação, bem como de suas unidades subordinadas.

DIREITOS DA CIDADANIA

Para assegurar o desenvolvimento e a consolidação dos direitos do cidadão, promover a defesa do consumidor e da concorrência, combater os abusos do poder econômico, com o objetivo de garantir o adequado funcionamento dos mercados, orientar a sociedade nas relações de consumo e no cumprimento do Código de Defesa do Consumidor, foram concebidos os

Programas Defesa dos Direitos do Consumidor e Defesa Econômica e da Concorrência, que prevêem investimentos de R$ 15,3 milhões. Dentre as suas ações, destaca-se a de apoio a órgãos e entidades de defesa dos direitos difusos, que, por meio de convênios com entidades públicas e privadas, busca a reparação dos danos causados ao consumidor, ao meio ambiente a outros interesses difusos e coletivos.

GESTÃO PÚBLICA

GESTÃO FISCAL E ADMINISTRAÇÃO FAZENDÁRIA

No âmbito das ações do Governo Federal, destaca-se a criação do programa Responsabilidade Fiscal para a Estabilidade, que permitirá a consolidação dos instrumentos de monitoramento da gestão e do desempenho fiscal, necessários aos requisitos de transparência e controle estabelecidos pela Lei de Responsabilidade Fiscal - LRF. Em 2002, mediante a destinação de R$ 4,9 milhões, o Programa prevê a adequação tecnológica dos Tribunais de Contas Estaduais, Municipais e a assistência técnica aos Municípios para a capacitação de recursos humanos, visando ao cumprimento efetivo da LRF.

O êxito na política fiscal se configura quando todos os níveis de governo são capazes de assegurar eficácia às respectivas parcelas do sistema fiscal. Nesse processo, tornou-se fundamental a implantação de programas para fortalecimento e modernização das administrações fiscais dos Estados e Municípios, contribuindo para maior racionalidade e transparência no manejo dos recursos, bem como para seu melhor aproveitamento com vistas à implementação de programas sociais.

Para atingir essa meta, encontram-se em execução dois programas de grande importância, o Programa Nacional de Apoio à Administração Fiscal para os Estados Brasileiros - PNAFE e o Programa Nacional de Apoio à Gestão Administrativa e Fiscal dos Municípios Brasileiros - PNAFM.

Por meio de mecanismos de auditoria e fiscalização, em conjunto com a normatização e gestão, o programa Administração Tributária e Aduaneira tem contribuído para garantir a realização da arrecadação tributária, promovendo a justiça fiscal e o combate à evasão, e assegurando o equilíbrio fiscal e a manutenção de um ambiente macroeconômico favorável ao crescimento sustentado.

Dentre as atividades de facilitação do cumprimento voluntário das obrigações tributárias dos contribuintes, o Brasil tem liderado mundialmente o processo de informatização de preenchimento e envio de declarações em meio magnético, sendo que 95% dos contribuintes pessoas físicas - 13,5 milhões - enviaram suas declarações via Internet em 2001. Para o ano de 2002, espera-se a quase completa adesão desses contribuintes.

Destaca-se, também, o programa de Recuperação de Créditos da União, que contribui de forma fundamental para o aumento da arrecadação da dívida ativa da União e para a melhor performance da cobrança dos seus créditos, conforme observado pela evolução da arrecadação, visualizada no quadro abaixo:


RECUPERAÇÃO DE CRÉDITOS DA UNIÃO
(Em R$ bilhões)
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
1995
1996
1997
1998
1999
2000
Anos
DÍVIDA ATIVA
JUDICIAL (EXECUÇÃO FISCAL + DEFESA)
ARRECADAÇÃO TOTAL

PLANEJAMENTO E GESTÃO GOVERNAMENTAL

A implantação do Plano Plurianual 2000-2003 representou um marco no processo de mudanças na gestão do Governo Federal, principalmente pela prática das avaliações gerenciais orientadas para resultado, que permitem a realização de ajustes da ação governamental associados ao seu desempenho, com impactos diretos na gestão dos programas e na alocação dos recursos públicos.

Estão previstos, para 2002, R$ 14,7 milhões, no âmbito do programa Gestão do Plano Plurianual, que permitirão a continuidade das ações *de Acompanhamento e Avaliação do*

Plano Plurianual vigente, *de Estudos para o Aperfeiçoamento dos Eixos Nacionais de Integração e Desenvolvimento*, bem como o início dos preparativos para a elaboração do novo Plano Plurianual 2004-2007.

Merecem destaque, no âmbito das Informações Estatísticas e Geográficas, para o qual serão destinados R$ 51,5 milhões, as ações voltadas para a realização e divulgação da *Pesquisa Nacional por Amostra de Domicílios – PNAD*, em 2002, e do Suplemento Saúde, que levantará informações sobre acesso e utilização de serviços e planos de saúde. Na área *de Pesquisas Estruturais do Setor Econômico*, a divulgação das estatísticas do Cadastro Central de Empresas - CEMPRE e as Contas Econômicas Integradas complementam a divulgação das Contas Nacionais do Brasil.

Ressaltam-se, ainda, a ampliação, a apuração e a divulgação *da Pesquisa Mensal de Emprego – PME*, cujo objetivo é melhor caracterizar o mercado de trabalho do País. A pesquisa passará a abranger as áreas metropolitanas das 27 capitais dos Estados, contra 6 atuais. Tal ampliação permitirá aprimorar o acompanhamento conjuntural do setor e a implantação, em âmbito nacional, da *Pesquisa de Orçamentos Familiares- POF*.

O programa Governo Eletrônico, por sua vez, prevê para os próximos exercícios a popularização do acesso à Internet, com a implantação de Pontos Eletrônicos de Presença – PEPs em todo o País, o acesso a serviços de pagamento eletrônico de taxas e impostos, e, a consolidação dos mecanismos eletrônicos de compras governamentais - COMPRASNET e de acompanhamento e fiscalização das obras públicas – OBRASNET, o que possibilitará à sociedade a ampliação dos instrumentos de controle social, bem como a dinamização de negócios e a economia de recursos públicos.

A consolidação do portal "*Rede Governo*" permitirá o acesso direto a mais de 1.500 serviços interativos e a aproximadamente 16 mil informações organizadas em grandes temas, tais como: agricultura, meio ambiente, tecnologia, cultura, educação, finanças e saúde; inclusive àqueles disponibilizados pelos Poderes Executivo, Legislativo e Judiciário da esfera estadual . O portal já atingiu a marca de 30 milhões de acessos às suas páginas.

A fim de aperfeiçoar os mecanismos de previsão e acompanhamento das despesas relativas à administração de pessoal e atender a novas demandas por informações gerenciais, permitindo a integração futura com os sistemas dos demais Poderes e esferas de governo, destaca-se a destinação, em 2002, de R$ 25,0 milhões para *o Desenvolvimento e Aperfeiçoamento do Sistema de Administração de Pessoal – SIAPE.*

PODERES JUDICIÁRIO E LEGISLATIVO E MINISTÉRIO PÚBLICO DA UNIÃO

Na Proposta Orçamentária do Poder Judiciário, no montante de R$ 1,7 bilhão destacam-se os projetos de implantação de sistemas integrados de gestão da informação no Supremo Tribunal Federal, no Superior Tribunal de Justiça, na Justiça Federal e na Justiça do Trabalho, que possibilitarão a interligação da Justiça à Procuradoria-Geral da Fazenda Nacional, à Advocacia-Geral da União, ao Instituto Nacional do Seguro Social - INSS e à Caixa Econômica Federal, com a finalidade de propiciar transparência e celeridade à prestação jurisdicional e possibilitar o acesso tempestivo dos cidadãos às informações, além de tornar mais ágil a arrecadação da dívida ativa da União, bem como o pagamento dos precatórios devidos pela Fazenda Nacional.

Verificam-se, ainda, os acréscimos de recursos em favor da Justiça Federal, decorrentes da implantação de Varas Federais e de Execução Fiscal, conforme previsto nas Leis n°s 9.642, de 27 de maio de 1998, 9.664, de 19 de junho de 1998, e 9.788, de 19 de fevereiro de 1999.

Diante da necessidade de melhoria das instalações em que se encontram diversos órgãos da Justiça do Trabalho, da Justiça Eleitoral e da Justiça Federal, estão previstos recursos da ordem de R$ 138,7 milhões destinados à construção, ampliação e aquisição de sedes próprias, que propiciarão melhores condições de trabalho na prestação de serviços aos cidadãos, com significativa redução de despesas no custeio dos imóveis hoje alugados.

Na Justiça do Trabalho estão previstos R$ 15,0 milhões para a retomada das obras do Edifício-Sede do Tribunal do Trabalho da Primeira Instância da Cidade de São Paulo – TRT/SP. A decisão de concluir esta obra conforma-se à recomendação emitida pela Comissão constituída por Decreto, de 2 de agosto de 2000, e à solicitação, no mesmo sentido, manifestada pelo Tribunal Superior do Trabalho.

Vale ressaltar que a previsão orçamentária constará da ação *Recursos para a Retomada de Obras e Serviços*, disponibilizada no âmbito da própria Justiça do Trabalho, procedimento esse adotado para todas as obras que tenham indícios de irregularidade grave e que sejam do conhecimento do Poder Executivo.

Para a realização do processo eleitoral em 2002, estão previstos para a Justiça Eleitoral recursos da ordem de R$ 264,2 milhões, dos quais R$ 70,8 milhões destinam-se à aquisição de 51 mil novas urnas eletrônicas e à atualização tecnológica das já existentes.

Para desempenhar as funções institucionais previstas no art. 129 da Constituição e acompanhar as reformulações introduzidas na estrutura do Poder Judiciário, estão sendo implantadas em todos os Estados, no âmbito do Ministério Público da União, com recursos da ordem de R$ 9,2 milhões, as Procuradorias Regionais da República e as Procuradorias Regionais do Trabalho.

Quanto ao Poder Legislativo, aponta-se como relevante o projeto da Rede Interlegis, para o qual são destinados R$ 12,7 milhões, com vistas à implantação de uma rede que permitirá a formação de uma comunidade virtual entre órgãos legislativos nas esferas federal, estadual e municipal. Tal projeto é de fundamental importância para o aumento da eficiência e competência das Casas Legislativas, bem como para a promoção da participação da sociedade nos processos legislativos locais.

PRECATÓRIOS E SENTENÇAS DE PEQUENO VALOR

Em cumprimento ao disposto no art. 100, § 1º, da Constituição, e no art. 23 da Lei de Diretrizes Orçamentárias para 2002, o Poder Judiciário encaminhou ao Poder Executivo a listagem dos débitos relativos aos Precatórios Judiciários, apresentados até 1º de julho, data em que seus valores foram atualizados, para que seja incluída, no orçamento das entidades de direito público, a dotação necessária ao seu pagamento.

A dotação global consignada nesta Proposta Orçamentária é de R$ 1,6 bilhão para o pagamento de precatórios e R$ 225,0 milhões para a liquidação de sentenças de pequeno valor. Nesse cômputo, estão sendo considerados os efeitos da Emenda Constitucional nº 30, de 13 de setembro de 2000, que, além de instituir a liqüidação imediata de obrigações definidas como de pequeno valor, introduziu mudanças visando a reduzir a possibilidade de ajuizamento de novas ações decorrentes do não pagamento da correção monetária, na medida que os precatórios são atualizados monetariamente na data da sua quitação.

III. AVALIAÇÃO DAS NECESSIDADES DE FINANCIAMENTO

Em atendimento ao disposto no art. 8º, § 2º, III, da Lei nº 10.266, de 24 de julho de 2001 – LDO 2002, apresentam-se a meta de resultado primário e o resultado nominal relativos aos orçamentos fiscal, da seguridade social e das empresas estatais, observados em 2000 e estimados para os exercícios financeiros de 2001 e 2002.

Demonstrativo dos Resultados Primário e Nominal

Discriminação	Realizado/00		2001 reprog.		PL 2002	
	R$ bilhões	% PIB	R$ bilhões	% PIB	R$ bilhões	% PIB
I. RECEITA TOTAL	**236,5**	**21,70**	**273,8**	**22,85**	**308,3**	**23,63**
1. Tributária/Contribuições Sociais	164,0	15,05	188,1	15,69	209,9	16,09
2. Arrecadação Líquida da Previdência	56,2	5,15	63,5	5,30	69,6	5,34
3. Concessões	5,2	0,48	5,1	0,42	6,4	0,49
4. Dividendos	1,2	0,11	2,9	0,25	2,9	0,22
5. Parcela de Preço Específica			2,1	0,18	4,6	0,35
6. Cota Parte de Compensações Financeiras	3,8	0,35	5,1	0,42	5,4	0,41
7. Receita Própria	6,1	0,56	6,9	0,58	7,5	0,58
8. Contribuições para o FGTS			0,1	0,01	1,9	0,15
II. DESPESA TOTAL	**218,4**	**20,05**	**254,5**	**21,23**	**280,5**	**21,49**
1. Transferências Constitucionais e Legais	35,9	3,29	41,9	3,49	46,0	3,53
2. Pessoal e Encargos Sociais	58,2	5,34	64,6	5,39	69,2	5,30
3. *Benefícios da Previdência*	66,7	6,12	76,8	6,41	83,8	6,42
4. Outras Despesas Obrigatórias	32,3	2,96	38,5	3,21	47,8	3,66
Emenda. Constitucional. Nº 29 (Saúde)	16,0	1,47	19,2	1,60	21,0	1,61
Fundo de Combate e Erradicação da Pobreza			1,9	0,16	5,5	0,42
Complemento da Atualização do FGTS			0,1	0,01	1,9	0,15
Subsídios e Subvenções Econômicas	1,8	0,17	3,0	0,25	3,4	0,26
Seg. Desemprego e Abono Salarial	4,8	0,44	5,6	0,46	6,1	0,46
Demais (*)	*9,7*	*0,89*	*8,7*	*0,73*	*10,0*	*0,77*
5. Despesas Discricionárias	23,5	2,15	30,3	2,53	31,2	2,39
Legislativo/Judiciário/MPU	1,8	0,17	2,2	0,18	2,6	0,20
Poder Executivo	21,6	1,99	27,5	2,29	26,7	2,05
Reserva			0,6	0,05	1,9	0,14
6. Subsídios Implícitos	1,9	0,17	2,4	0,20	2,5	0,19
III. FLOAT	**3,1**	**0,28**	**1,9**	**0,16**	**1,3**	**0,10**
IV. PRIMÁRIO FISCAL E SEGURIDADE (I - II + III)	**21,1**	**1,94**	**21,3**	**1,78**	**29,2**	**2,24**
V. JUROS NOMINAIS	**54,9**	**5,04**	**77,0**	**6,42**	**72,1**	**5,53**
VI. NOMINAL GOVERNO FEDERAL (IV - V)	**-33,8**	**-3,10**	**-55,7**	**-4,65**	**-42,9**	**-3,29**
VII. PRIMÁRIO ESTATAIS FEDERAIS	**10,2**	**0,93**	**8,7**	**0,73**	**7,5**	**0,57**
VIII. PRIMÁRIO GOVERNO CENTRAL (IV + VII)	**31,3**	**2,87**	**30,0**	**2,50**	**36,7**	**2,81**

(*) Despesas consideradas no anexo previsto no art. 2º, § 2º da LDO 2002, excetuadas aquelas já apresentadas em rubrica específica na tabela. Inclui doações.

Critério Caixa; (+) Superávit (-) Déficit

Despesa : critério caixa

PAGE 140 OF 191 PAGES
EXHIBIT INDEX ON PAGE 3

A nova meta de resultado primário fixada para 2002, em conformidade com a LDO-2002, alterada pela Medida Provisória nº 2.211, de 29 de agosto de 2001, significa esforço adicional tanto nos orçamentos fiscal e da seguridade social, cujo resultado passa a ser de 2,24% do PIB, quanto nas estatais federais, que passa para 0,57% do PIB, sem prejuízo dos investimentos no setor de energia. Por sua vez, houve, também, uma revisão do resultado esperado para os governos regionais, que passa para 0,69% do PIB, perfazendo um total consolidado de 3,5% do PIB.

Vale ressaltar que a desaceleração da economia mundial, combinada com o aprofundamento do risco associado a países emergentes, contribuíram para pressionar os parâmetros macroeconômicos internos, mais nitidamente as taxas de câmbio e juros, com implicações negativas sobre o endividamento público. Assim, esse esforço fiscal adicional se faz necessário para reforçar os fundamentos da economia brasileira, objetivando resguardar o Programa de Estabilidade Fiscal.

A responsabilidade pela apuração e divulgação dos resultados fiscais, para fins de cumprimento da meta, será do Banco Central do Brasil - BACEN.

METODOLOGIA DE CÁLCULO DO RESULTADO PRIMÁRIO E NOMINAL DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL

O cálculo das Necessidades de Financiamento é baseado em metodologia consagrada internacionalmente para a avaliação de políticas fiscais. Os valores apresentados encontram-se em Reais bilhões correntes, sendo que os principais indicadores econômicos utilizados para as estimativas, especialmente dos itens de receita, são o crescimento real do PIB (3,5%) e a taxa média do IGP-DI (5,96%) para o exercício de 2002.

Receitas

Para a apuração do resultado primário, são consideradas apenas as receitas não-financeiras, excluindo-se além das obtidas junto ao mercado financeiro, as provenientes de privatização. Estão incluídas nas receitas primárias aquelas condicionadas à aprovação de dispositivos legais.

Ressalte-se que, caso essas receitas não sejam aprovadas, as despesas financiadas por tais receitas, ou o montante equivalente, no caso da contribuição dos inativos para a seguridade social, serão automaticamente canceladas, conforme determina o § 2º do art. 64 da LDO - 2002.

A seguir apresenta-se a composição de cada um dos itens que integram a receita:

Tributárias / Contribuições Sociais: inclui todos os impostos e contribuições sociais arrecadados pela União, assim como outras contribuições e taxas administradas pela Secretaria da Receita Federal, com exceção daquelas diretamente arrecadadas pelos órgãos da Federação, que se encontram na rubrica Receita Própria. Encontram-se, neste item, as receitas condicionadas relativas à contribuição de servidores públicos inativos para a previdência pública.

Arrecadação Líquida da Previdência: compõe-se da arrecadação bruta da Previdência, deduzidos os valores transferidos a terceiros, principalmente aos órgãos do sistema "S".

Concessões: compõe-se de todas as permissões da União para que empresas privadas explorem determinados serviços, especialmente nos setores de telecomunicações, petróleo e energia elétrica.

Dividendos: consideram-se todos os pagamentos efetuados pelas empresas estatais controladas pela União e pelas empresas em que a União tenha participação acionária, a título de remuneração do capital investido.

Parcela de Preço Específica: corresponde à amortização da dívida da União para com a Petrobrás, cujos saldos mensais são calculados com base na diferença entre os preços de faturamento e realização nas refinarias produtoras, menos os custos de frete das empresas distribuidoras

Cota-Parte de Compensações Financeiras: compreende as parcelas recebidas em decorrência da exploração de petróleo, xisto ou gás, de recursos minerais e de recursos hídricos, para fins de geração de energia elétrica, incluídos os royalties devidos pela Itaipu Binacional ao Brasil.

Receita Própria: engloba todas as receitas que são arrecadadas diretamente pelos órgãos públicos da Administração direta ou indireta, em decorrência, principalmente, da prestação de um serviço direto à população. Inclui também os recursos de doações e convênios;

Contribuições para o FGTS: refere-se às contribuições instituídas pela Lei Complementar nº 110, de 29 de junho de 2001, para fazer face ao complemento de atualização monetária a ser creditado nas contas vinculadas do Fundo de Garantia por Tempo de Serviço.

Despesas

Do lado das despesas, para apuração do resultado primário, leva-se em conta apenas os gastos não-financeiros, que excluem os juros e amortizações da dívida pública, assim como as despesas que geram créditos da União junto a terceiros, chamadas de despesas financeiras. Nesse ponto, faz-se importante lembrar que a proposta orçamentária para 2002 incluiu um código identificador em toda a programação de despesa, no intuito de facilitar a análise do Congresso Nacional, classificando-a em financeira ou primária.

Assim como ocorre do lado das receitas, as despesas custeadas por receitas condicionadas à aprovação de dispositivos legais estão computadas como primárias. Ressalte-se que é considerado como despesa não-financeira o valor equivalente a 1% da receita corrente líquida, conforme determinação do art. 32 da LDO-2002.

A seguir apresenta-se a composição de cada um dos itens da despesa:

Transferências Constitucionais e Legais: integram esta rubrica as transferências constitucionais a Estados, Municípios e Distrito Federal, por repartição de receitas da União, como é o caso do FPE, do FPM, do IPI Exportação, do IOF ouro, do ITR, do salário-educação, das compensações financeiras e das receitas de concurso de prognósticos.

Pessoal e Encargos Sociais: estão incluídos os dispêndios com pessoal civil e militar do Governo Central, incluindo ativos, inativos e pensionistas, bem como os precatórios alimentícios fixados para o período.

Benefícios da Previdência: engloba as aposentadorias e auxílios devidos pelo INSS e o programa de Renda Mensal Vitalícia.

Outras Despesas Obrigatórias: são classificadas nesta rubrica as despesas primárias dos grupos de natureza de despesa outras despesas correntes, inversões financeiras e investimentos que constituem obrigação constitucional ou legal de execução, excetuadas as transferências constitucionais e os benefícios da previdência, que são apresentados em destaque. Incluem-se nesta rubrica as ações relativas às despesas correntes e de capital do **Ministério da Saúde**, de acordo com a Emenda Constitucional nº 29, de 13 de setembro de 2000; os gastos com o **Fundo de Combate e Erradicação da Pobreza**, instituído pela Emenda

Constitucional nº 31, de 14 de dezembro de 2000; os valores a serem depositados nas contas vinculadas do **Fundo de Garantia por Tempo de Serviço**, a título de Complemento da Atualização do FGTS, determinado pela Lei Complementar nº 110, de 29 de junho de 2001; e os **Subsídios e Subvenções** no âmbito de operações oficiais de crédito e do Ministério da Agricultura e do Abastecimento, uma vez que representam obrigações contratuais. Além das referidas despesas, encontram-se definidos como obrigatórios aqueles dispêndios relacionados no anexo previsto no art. 2º, § 2º, da LDO para 2002, acrescidos das despesas custeadas com doações, com exceção das despesas de pessoal, transferências constitucionais e benefícios da previdência, já destacados na tabela de Necessidades de Financiamento.

Despesas Discricionárias: classificam-se nesta rubrica as despesas primárias de execução não obrigatória no âmbito dos Poderes Executivo, Legislativo e Judiciário e do Ministério Público da União. Para essas despesas, os Poderes possuem a discricionariedade de alocação das dotações orçamentárias de acordo com suas metas e prioridades. Atente-se para o fato de que, caso seja necessária a limitação de empenho e movimentação financeira para o cumprimento da meta fiscal, esta limitação recairá sobre esse grupo de despesa, de acordo com o que estabelece o art. 9º da Lei de Responsabilidade Fiscal, combinado com o art. 67 da LDO para 2002.

Subsídios Implícitos: inclui despesas relativas aos Fundos Constitucionais do Norte, Nordeste e Centro-Oeste e à securitização da dívida agrícola, decorrentes de financiamentos e refinanciamentos com recursos dos orçamentos fiscal e da seguridade social.

Com relação aos fundos constitucionais regionais, computa-se como despesa primária os valores relativos à taxa de administração cobrada pelos bancos, assim como os subsídios previstos na legislação pertinente. Os subsídios, por sua vez, representam o custo de oportunidade dos fundos, medido pela aplicação, sobre o patrimônio líquido, da diferença entre a TJLP e a taxa de retorno efetiva da carteira de financiamento.

O subsídio implícito da securitização da dívida agrícola, por sua vez, é calculado pela diferença entre o valor do resgate de títulos dados como garantia aos agentes financeiros, relativos às operações de renegociação de dívidas de crédito rural ocorrida em 1995, e os valores pagos no mesmo período, pelos produtores agrícolas, a título de amortização e encargos dos financiamentos rurais renegociados. Para o ano de 2002, estima-se que tais operações irão gerar um déficit primário da ordem de R$ 1.179,8 milhões.

Em cada item de Despesa, estima-se um *float* correspondente à diferença entre os valores orçados, por competência, e a previsão de pagamento efetivo, por caixa. Na rubrica Pessoal e Encargos Sociais, leva-se em consideração a variação da folha salarial do mês de dezembro dos exercícios financeiros de 2001 e 2002. Em Benefícios da Previdência, o *float* corresponde à diferença das folhas do mês de dezembro de 2001 e 2002, cujos pagamentos são efetuados em janeiro do ano seguinte. Está embutido, também, um *float* no item Transferências, decorrente da diferença entre os recursos arrecadados no último decêndio do mês de dezembro de 2001, repassados em 2002, e de 2002, repassados em 2003. Por princípio, na elaboração orçamentária, assume-se que o *float* de despesas discricionárias seja nulo.

Para a apuração do resultado nominal, acrescentam-se as despesas líquidas totais com os juros nominais da dívida pública ao resultado primário. Essas despesas são apuradas pelo regime de competência e, na prática, correspondem ao componente financeiro do resultado fiscal.

METODOLOGIA DE CÁLCULO DAS EMPRESAS ESTATAIS

Para a apuração do resultado primário das empresas estatais federais, não são considerados os dados do Programa de Dispêndios Globais - PDG das empresas Petrobrás Internacional S.A. - BRASPETRO, Fronape International Company - FIC e Petrobrás International Finance Company – PIFCO, do Grupo PETROBRÁS, que, por atuarem exclusivamente no exterior, não afetam os agregados macroeconômicos internos. As instituições financeiras estatais também não afetam o resultado fiscal, uma vez que o nível de endividamento dessas empresas não é computado no total da dívida líquida.

O resultado fiscal das empresas estatais federais considera o impacto do orçamento da Itaipu Binacional, devido à co-responsabilidade da União na liquidação de suas dívidas, embora seus dispêndios não sejam fixados pelos órgãos de coordenação e controle brasileiros.

Conforme Quadro a seguir, estima-se que as empresas estatais federais deverão gerar superávit primário de R$ 7,5 bilhões, equivalentes a 0,57% do PIB, em montante fixado no caput do art. 18 da LDO - 2002, com a redação dada pela Medida Provisória nº 2.211, de 29 de agosto de 2001.

EMPRESAS DO SETOR PRODUTIVO ESTATAL
PROGRAMA DE DISPÊNDIOS GLOBAIS - PDG - Exercício de 2002

NECESSIDADE DE FINANCIAMENTO LÍQUIDO - NEFIL (acima da linha)
Lei nº 10.266, de 24 de julho de 2001 (LDO), art. 8º, § 2º, VI

DISCRIMINAÇÃO	PDG - Programação	
	R$ milhões	% do PIB
I - RECEITAS TOTAIS	**128.527**	**9,85**
- Operacionais	118.584	9,09
. Venda de Bens/serviços	116.491	8,93
. Demais Operacionais	2.093	0,16
- Financeiras	4.571	0,35
- Demais Não Operacionais	3.850	0,30
- Outras Receitas	1.468	0,11
- Transferências do Tesouro Nacional	54	0,00
II - DESPESAS TOTAIS	**124.667**	**9,55**
- Pessoal e Encargos Sociais	7.140	0,55
- Encargos Financeiros	6.050	0,46
- Outros Custeios	87.715	6,72
- Materiais e Produtos	23.602	1,81
- Serviços de Terceiros	9.786	0,75
- Tributos e Encargos Parafiscais	40.652	3,12
- Demais Custeios	13.675	1,05
- Investimentos	17.518	1,34
- Outros Dispêndios de Capital	6.244	0,48
III - AJUSTE CRITÉRIO COMPETÊNCIA/CAIXA	**5.388**	**0,41**
- Variação de Contas a Pagar (vincendo)	4.221	0,32
- Variação de Contas a Receber (vincendo)	(605)	(0,05)
- Variação Receitas/Despesas Financeiras	562	0,04
IV - RESULTADO NOMINAL (I - II + III)	**9.248**	**0,71**
V - Correção Monetária	(299)	(0,02)
VI - RESULTADO OPERACIONAL (IV + V)	**8.949**	**0,69**
VII - Juros Líquidos (Despesa - Receita)	1.216	0,09
VIII - RESULTADO PRIMÁRIO (VI + VII)	**10.165**	**0,78**
IX - Transferências ITAIPU/EMGEA	2.705	0,21
X - RESULTADO PRIMÁRIO LÍQUIDO (VIII - IX)	**7.460**	**0,57**

OBS.: Valores positivos = superávit

Para o cálculo do resultado das empresas estatais, sob a ótica de regime de caixa, são consideradas apenas as receitas genuinamente arrecadadas pelas empresas, excluindo-se aquelas provenientes de privatização, por se tratarem de receitas não usuais. Por outro lado, são abatidas todas as despesas correntes e de capital, exclusive as amortizações de operações de crédito. Para a apuração do resultado primário, são também excluídas as receitas e despesas financeiras.

Considerando que as receitas e despesas constantes do Programa de Dispêndios Globais – PDG das estatais estão expressas segundo o regime de competência, para chegar-se ao resultado primário utiliza-se da rubrica "ajuste de competência/caixa", onde são identificadas as variações do "Contas a Receber" e do "Contas a Pagar".

A obtenção do superávit primário das estatais está pautada, principalmente, na receita oriunda da venda de bens e serviços. Do total dessas receitas, estimadas para 2002 em R$ 116,5 bilhões, o Grupo PETROBRÁS é responsável por 73% (R$ 86,0 bilhões), seguido pelo Grupo ELETROBRÁS, com R$ 16,4 bilhões de receitas.

As demais receitas não-operacionais decorrem, basicamente, de transferências de bens patrimoniais para outras empresas, fora do programa de desestatização; da alienação de valores mobiliários; de aluguéis; e outras. Nessa rubrica está incluída a estimativa de ingresso de recursos para a PETROBRÁS *holding*, decorrente da conclusão de negócios relacionados a *Projects Finances*.

As outras receitas referem-se aos ingressos de aportes de capital, bem como de outros recursos não resultantes da tomada de empréstimos e financiamentos. A baixa transferência de recursos pelo Tesouro Nacional às empresas estatais, no montante de R$ 61,0 milhões, decorre da política do Governo Federal de priorizar a destinação de seus recursos para programas de cunho social.

Os gastos estimados com "Pessoal e Encargos Sociais" estão compatíveis com os valores previstos para o corrente ano e com os planos de cargos e salários de cada empresa.

A rubrica "Materiais e Produtos" indica a previsão de gastos com a aquisição de matérias-primas, produtos para revenda, compra de energia, material de consumo e outros. Do total previsto nessa rubrica para 2002, de R$ 23,6 bilhões, o Grupo PETROBRÁS é responsável por R$ 14,9 bilhões (63%), que se destinam, principalmente, à aquisição de petróleo e derivados no mercado externo. O Grupo ELETROBRÁS, por sua vez, deverá gastar cerca de R$ 8,3 bilhões, em virtude, principalmente, da aquisição da energia elétrica produzida por Itaipu Binacional e por produtores independentes.

Os dispêndios com "Serviços de Terceiros" resultam da contratação de serviços técnicos, administrativos e operacionais e dos dispêndios indiretos com pessoal próprio. O Grupo PETROBRÁS despenderá cerca de R$ 5,6 bilhões, que representam aproximadamente 58% do total estimado de gastos - R$ 9,6 bilhões. A maior parte desses dispêndios está vinculada à manutenção de equipamentos, especialmente de exploração e produção de petróleo nas plataformas marítimas.

Do total previsto para "Tributos e Encargos Parafiscais", R$ 40,7 bilhões, cerca de 93% (R$ 37,9 bilhões) são de responsabilidade do Grupo PETROBRÁS, em função da previsão de recolhimento de tributos incidentes sobre a venda de combustíveis e outras receitas operacionais, sobre rendimentos financeiros, e das transferências para o Tesouro Nacional de recursos vinculados à denominada "Parcela de Preço Específica - PPE".

Nos "Demais Dispêndios Correntes", destaca-se o pagamento de "royalties" pelos Grupos PETROBRÁS e ELETROBRÁS, nos valores de R$ 5,2 bilhões e de R$ 242,0 milhões, respectivamente, e de aluguéis de plataformas e outras instalações.

O valor dos investimentos, no montante de R$ 17,5 bilhões, difere do total consignado no Orçamento de Investimento, uma vez que, conforme já mencionado anteriormente, segundo o conceito de Necessidade de Financiamento Líquido (acima da linha), não são considerados os dispêndios das empresas BRASPETRO, PIFCO e FIC, do Grupo PETROBRÁS, bem como das instituições financeiras.

Comparativamente ao limite fixado para o corrente ano, o Orçamento de Investimento proposto para 2002 apresenta incremento de 40%. Esse desempenho é resultado de ganhos de produtividade obtidos nos últimos anos, evitando-se o acréscimo no endividamento e mantendo rígida administração dos gastos correntes.

Na rubrica "Outros Dispêndios de Capital" estão incluídas provisões para pagamento de dividendos (R$ 3,4 bilhões), inversões financeiras em outras empresas (R$ 1,9 bilhão) e operações de *Projects Finances* da PETROBRÁS (R$ 858,0 milhões).

O valor referente às "Transferências ITAIPU/EMGEA" corresponde à eliminação de dupla contagem no resultado primário das referidas empresas, uma vez que a receita de Itaipu (venda de energia) gera também superávit na EMGEA, mediante a integralização do capital social desta empresa.

IV. RECEITA

O total das receitas orçamentárias previstas para o exercício de 2002 é de R$ 659,3 bilhões, sendo R$ 487,6 bilhões do Orçamento Fiscal, R$ 150,4 bilhões do Orçamento da Seguridade Social e R$ 21,3 bilhões do Orçamento de Investimento. Deste total, R$ 278,2 bilhões são correspondentes à emissão de títulos de responsabilidade do Tesouro Nacional, destinados ao refinanciamento da dívida pública federal, interna e externa, inclusive mobiliária. Esses recursos não afetam o nível global de endividamento do Governo Federal, representando somente a explicitação orçamentária da rolagem das amortizações da dívida. Basicamente, na projeção orçamentária foram considerados os parâmetros macroeconômicos constantes do anexo de metas fiscais da LDO – 2002, aplicados à base de arrecadação de 2001, com valores realizados até julho e estimados de agosto a dezembro.

RECEITAS DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL

As receitas federais encontram-se divididas em dois grandes grupos: as receitas financeiras e as não-financeiras. As receitas financeiras são aquelas que não constam da apuração do resultado primário, como as derivadas de aplicações no mercado financeiro ou da rolagem e emissão de títulos públicos, assim como as provenientes de privatizações. As receitas não-financeiras são aquelas oriundas, principalmente, de impostos e contribuições sociais, bem como aquelas não incluídas no grupo anterior:

COMPOSIÇÃO DA RECEITA DO GOVERNO CENTRAL

Discriminação	Realizado 2000		Reprog. 2001		PL 2002	
	R$ bilhões	% PIB	R$ bilhões	% PIB	R$ bilhões	% PIB
I. RECEITA PRIMÁRIA TOTAL	**236,4**	**21,7**	**273,8**	**22,8**	**308,3**	**23,6**
I.1 Receita Tributária / Contribuições	**164,6**	**15,1**	**188,1**	**15,7**	**209,9**	**16,1**
I.1.1. Imposto de Importação	8,5	0,8	9,9	0,8	10,5	0,8
I.1.2. IPI	17,7	1,6	20,5	1,7	22,0	1,7
I.1.3. Imposto de Renda	51,2	4,7	57,5	4,8	63,5	4,9
I.1.4. IOF	3,1	0,3	3,6	0,3	3,9	0,3
I.1.5. COFINS	39,8	3,7	46,1	3,8	50,4	3,9
I.1.6. PIS/PASEP	*10,0*	*0,9*	*11,4*	*1,0*	*12,5*	*1,0*
I.1.7. CSLL	9,2	0,8	9,2	0,8	10,1	0,8
I.1.8. CPMF	14,5	1,3	14,3	1,2	15,7	1,2
I.1.9. Fundo da Pobreza			2,9	0,2	4,2	0,3
I.1.10. Cont. Plano de Seg. do Servidor	3,4	0,3	3,6	0,3	4,4	0,3
I.1.11. PEC Inativos					1,4	0,1
I.1.12. Outras Administradas SRF	2,0	0,2	2,8	0,2	2,9	0,2
I.1.13. REFIS	0,7	0,1				
I.1.14. Salário-Educação	2,7	0,2	3,0	0,3	3,7	0,3
I.1.15. Demais Receitas	1,8	0,2	3,5	0,3	4,8	0,4
I.2. Arrec. Líquida INSS	**56,2**	**5,2**	**63,5**	**5,3**	**69,6**	**5,3**
I.3. Receitas Não Administradas	**16,3**	**1,5**	**22,1**	**1,8**	**26,8**	**2,1**
I.3.1. Concessões	5,2	0,5	5,1	0,4	6,4	0,5
I.3.2. Dividendos	1,2	0,1	2,9	0,2	2,9	0,2
I.3.4. Parcela de Preço Específica			2,1	0,2	4,6	0,4
I.3.5. Cota-Parte de Compensações Financeiras	3,8	0,3	5,1	0,4	5,4	0,4
I.3.7. Receita Própria	6,1	0,6	6,9	0,6	7,5	0,6
I.4. Incentivos Fiscais	**-0,8**	**-0,1**	**-0,2**	**0,0**		
I.5. Arrecadação do FGTS			**0,1**	**0,0**	**1,9**	**0,1**
II. RECEITA FINANCEIRA TOTAL	**396,3**	**36,4**	**327,3**	**27,3**	**329,7**	**25,3**
II.1 Refinanciamento da Dívida Pública Federal	325,4	29,9	150,1	12,5	220,5	16,9
II.2 Títulos do Tesouro Nacional	16,6	1,5	129,6	10,8	67,7	4,4
II.3 Retorno e Juros POOC	18,2	1,7	18,9	1,6	21,3	1,6
II.4 Reforma Patrimonial-Privatizações	11,2	1,0	0,4	0,0	1,7	0,1
II.5 Remuneração das Disponibilidades do Tesou	12,1	1,1	12,8	1,1	11,1	0,9
II.6 Receitas Diretamente Arrecadadas	7,7	0,7	7,8	0,7	6,0	0,5
II.7 Receitas de Outras Fontes	3,8	0,3	2,7	0,2	7,6	0,6
II.8 Demais Receitas Financeiras	1,3	0,1	5,1	0,4	3,8	0,3
III. RECEITA TOTAL	**632,7**	**58,1**	**601,1**	**50,1**	**638,0**	**48,9**

Obs: As receitas relativas ao FCVS e à Alienação de Estoques Reguladores previstas nas fontes Diretamente Arrecadadas são consideradas como receitas financeiras.

Receitas Primárias

As projeções das receitas federais primárias para o exercício de 2002 apontam para um expressivo aumento nominal em relação ao total reprogramado para 2001. Além da variação real do PIB e da variação média do nível de preços, outros parâmetros também afetam a estimativa de receitas primárias, tais como o câmbio, a taxa de juros e a massa salarial nominal. Por sua vez, existem alguns itens de receitas primárias cujas estimativas não são diretamente influenciadas pelos parâmetros macroeconômicos como, por exemplo, a receita de royalties.

A estimativa das receitas tributárias e de contribuições sociais, considerando-se as receitas condicionadas à aprovação de dispositivos legais, para o ano de 2002, alcança o valor de R$ 209,9 bilhões, que representa um crescimento nominal de 11,5% em relação ao valor reestimado para 2001. Desconsiderando as receitas condicionadas, o crescimento nominal das receitas tributárias e de contribuições sociais seria de **5,4%** em relação a 2001.

A arrecadação do **Imposto sobre Produtos Industrializados - IPI** em 2002 deverá apresentar um aumento nominal de 7,3% em relação ao exercício de 2001, totalizando o valor de R$ 22,0 bilhões. A expectativa de aumento no volume de vendas, sobretudo no setor automotivo, deverá, em boa medida, contribuir para esse resultado. Pode-se dizer que a rubrica IPI – Vinculado à Importação deverá apresentar a maior taxa de crescimento (11,3%) no imposto, fato que pode ser atribuído ao comportamento da taxa de câmbio. A retração da arrecadação deste tributo em termos de percentual de PIB, pode ser explicada, principalmente, pela redução da quantidade demandada nos setores de fumo, bebida e indústria de transformação.

A estimativa do **Imposto de Importação – II** para 2002 expressa um crescimento nominal de 6,1% em relação ao valor projetado para 2001, passando de uma arrecadação de R$ 9,9 bilhões nesse ano para R$ 10,5 bilhões em 2002, o que mantém sua participação no PIB praticamente inalterada. Na estimativa desse imposto, já está incorporada a manutenção da alíquota incidente sobre a importação de petróleo e seus derivados, evitando um impacto negativo na arrecadação tributária. A estimativa conjugou basicamente dois efeitos: por um lado, a variação da taxa de câmbio, relacionada positivamente com a arrecadação, e por outro, a redução da alíquota do imposto de importação no âmbito da Tarifa Externa Comum - TEC, que passará a vigorar em 2002 em um patamar de 1 p.p. abaixo da alíquota em vigor em 2001 (2,5%). Essa redução implicará uma perda de arrecadação de, aproximadamente, R$ 600,0 milhões em 2002.

A arrecadação do **Imposto de Renda- IR** para 2002 está estimada em R$ 63,5 bilhões, equivalente a 4,9% do PIB. A estimativa de crescimento nominal desse imposto é de 10,4% em relação ao corrente exercício. Este crescimento se explica, em primeiro lugar, pela elevação de 15,8% na arrecadação estimada para 2002 referente ao Imposto Retido na Fonte-Trabalho, fato este que está relacionado principalmente à recuperação do mercado de trabalho e ao crescimento da massa salarial. Em segundo lugar, destaca-se o Imposto de Renda sobre Rendimentos de Capital, com uma elevação de 8,3%, influenciada pelo aumento das aplicações no mercado financeiro. Verifica-se, também, um crescimento de 6,9% no Imposto de Renda Pessoa Jurídica.

As estimativas de arrecadação do **Imposto sobre Operações Financeiras - IOF** para 2002 apontam para um crescimento nominal em torno de 8,3%, compatível com a expectativa de variação do PIB nominal.

A **Contribuição para o Financiamento da Seguridade Social – COFINS**, projetada em R$ 46,1 bilhões para 2001, apresenta um crescimento estimado de 9,3% em termos nominais para 2002, atingindo um patamar de R$ 50,4 milhões, o que mantém inalterada sua participação no PIB. Convém ressaltar que a dinâmica do recolhimento no setor de combustíveis, que passou a ser efetuado diretamente na refinaria, tem influenciado de forma expressiva a arrecadação dessa contribuição. É importante citar que dentro de um conjunto de medidas objetivando estimular as exportações e reduzir a dependência do país em relação ao capital externo, destaca-se o estabelecimento do ressarcimento do Programa de Integração Social - PIS e da Cofins nos produtos a serem exportados. Essa desoneração, representada pela retirada das contribuições sociais sobre as exportações, entrará em vigor em 2002. A Medida Provisória que possibilita a desoneração das exportações em relação às contribuições sociais deve reduzir a arrecadação em aproximadamente R$ 500,0 milhões. A presente proposta orçamentária já incorpora essa redução na estimativa para 2002.

Com relação à **Contribuição Provisória sobre Movimentação Financeira - CPMF**, estima-se uma arrecadação para 2002 de R$ 19,9 bilhões, o que representa um crescimento de 15,7% em relação a 2001 e um aumento em sua participação no PIB, que passa de 1,44% para 1,52%. Vale destacar, no entanto, que este resultado só será obtido levando-se em conta a aprovação da Proposta de Emenda Constitucional que prorroga a vigência da CPMF até dezembro de 2004. Caso contrário, a cobrança da CPMF acabará em junho de 2002, ocasionando perda de arrecadação da ordem de R$ 10,0 bilhões no exercício, e da totalidade da contribuição nos anos seguintes.

As estimativas para 2002 da **Contribuição para o Programa de Integração Social - PIS e do Programa de Formação do Patrimônio do Servidor Público - PASEP** demonstram um crescimento nominal de 9,6%, passando de R$ 11,4 bilhões em 2001 para R$ 12,5 bilhões em 2002. A arrecadação dessa contribuição, a exemplo do comportamento da arrecadação da COFINS, é fortemente relacionada com o faturamento das empresas. O fator determinante no aumento de arrecadação desta contribuição é a alteração na sistemática de recolhimento do PIS devida no setor de combustíveis. Merece registro a manutenção, em um patamar elevado, das receitas percebidas pelas empresas públicas, sociedades de economia mista, autarquias e entidades de direito privado, além da contribuição das fundações, que passou a vigorar após a regulamentação da Medida Provisória nº 2.037-20, de 28 de julho de 2000.

A arrecadação da **Contribuição Social sobre o Lucro Líquido - CSLL** para 2002 está estimada em R$ 10,1 bilhões, mantendo inalterada a participação percentual no PIB em relação a 2001.

A previsão da **Arrecadação Líquida do INSS** para 2002 é de R$ 69,6 bilhões, com crescimento nominal de 9,6% em relação a 2001. Este item é responsável por 17,7% do crescimento das receitas primárias para 2002.

De maneira especial, o SIMPLES e o REFIS vêm se destacando na arrecadação do INSS. O SIMPLES, com estimativa de R$ 2,5 bilhões, abre espaço para que pessoas físicas, micro e pequenas empresas ingressem na legalidade e registrem todos os seus empregados. Já o REFIS, cuja estimativa para 2002 é de R$ 364,7 milhões, é direcionado às empresas e permite que estas regularizem seu passivo fiscal e previdenciário ao oferecer maior facilidade na amortização dos referidos passivos. A contrapartida é que as empresas que aderiram ao programa mantenham o compromisso da regularidade nas contribuições correntes.

A previsão de arrecadação dos recursos de **Concessões e Permissões** totalizam, para o exercício de 2002, R$ 6,4 bilhões. Desse total, destacam-se R$ 2,6 bilhões originados dos leilões do serviço móvel pessoal, R$ 500,0 milhões referentes à concessão de depósito da folha de pagamentos dos servidores públicos federais, e R$ 1,8 bilhão relacionado à antecipação de receitas de leilões, já realizados e a realizar, no serviço móvel pessoal. Comparando-se ao total reestimado para o corrente ano, estas receitas apresentam um aumento nominal da ordem de 1,2%.

Projeta-se para 2002 a manutenção da receita de **Dividendos** em patamar semelhante ao observado em 2001, resultado do continuado desempenho positivo das empresas estatais, mas também da decisão do quantum e da forma de distribuição dos dividendos.

O total da receita de **Contribuição para o Salário-Educação**, que financia o ensino fundamental público, prevista para o ano de 2002, é de R$ 3,7 bilhões, apresentando um crescimento em termos nominais de 23,3% em relação à estimativa total do ano 2001.

A estimativa da **Participação de Preços Específicos – PPE**, para 2002, é de R$ 4,6 bilhões. Na obtenção desse valor, leva-se em consideração o preço internacional do barril de petróleo, a evolução da taxa de câmbio e o preço interno do combustível na refinaria, de acordo com o sistema parametrizado de reajuste. Caso seja aprovada a PEC 277, de 2000, que cria a Contribuição de Intervenção no Domínio Econômico – CIDE incidente sobre a importação, deverá ser providenciada a correspondente adaptação orçamentária.

A previsão de arrecadação das receitas de **Compensações Financeiras** totalizam R$ 5,4 bilhões para 2002, valores estes que incluem R$ 3,6 bilhões a serem transferidos para os Estados e Municípios. O crescimento nominal em relação à estimativa de 2001 deve-se à oscilação da taxa de câmbio e do preço do barril de petróleo no mercado internacional, variáveis influentes nas receitas de royalties pela exploração do petróleo, gás natural e derivados.

Do montante de R$ 1,8 bilhão que permanecerá com a União, a alocação de R$ 893,0 milhões está condicionada à aprovação de medida provisória, estendendo para 2002 a desvinculação de despesas, entidades e fundos, mantidas as vinculações aos respectivos Ministérios gestores, sem, no entanto, atingir a parte destinada a Estados e Municípios.

As **Receitas Não-Financeiras Diretamente Arrecadadas** pelos órgãos da administração direta e indireta são aqueles recursos próprios que dependem exclusivamente do esforço de arrecadação de cada órgão. Para o exercício de 2002, o ingresso desses recursos está estimado no montante de R$ 7,5 bilhões, representando um crescimento nominal de 8,7% em relação ao total previsto para 2001.

O ganho dessas receitas em relação ao ano de 2001 concentra-se na taxa de fiscalização das telecomunicações - FISTEL, em razão da expansão do setor, e na participação do seguro DPVAT, em conseqüênica do aumento da frota de veículos em circulação.

Receitas Financeiras

A estimativa das receitas financeiras para o exercício de 2002 atinge o valor de R$ 329,7 bilhões, o que representa um acréscimo de 0,7% em relação ao valor reprogramado para o exercício 2001.

Estima-se uma receita de privatizações no montante de R$ 1,7 bilhão. Este valor decorre basicamente do processo de alienação do controle acionário dos bancos estaduais, no valor de R$ 806,0 milhões, da privatização do Instituto de Resseguros do Brasil – IRB, atingindo R$ 500,0 milhões, e da venda de parte de ações em poder do BNDES, no valor de R$ 413,3 milhões.

A estimativa dos recursos provenientes das remunerações do saldo diário dos depósitos da União, existentes no Banco Central do Brasil, para 2002, deverá atingir R$ 11,1 bilhões, apresentando uma queda nominal de 13,3%. Tal redução está associada à previsão para a Taxa Selic em 2002.

Os Ingressos de recursos, correspondentes aos contratos firmados por entidades da Administração Pública para financiamento de bens e serviços, representam 2,3% do total das receitas financeiras.

A exemplo dos recursos do Tesouro Nacional, as disponibilidades de caixa dos órgãos da administração indireta são aplicadas no mercado financeiro, por intermédio do BACEN. A perspectiva de arrecadação para o exercício de 2002 é da ordem de R$ 6,0 bilhões.

Nas demais receitas financeiras, destacam-se as alienações de títulos mobiliários, cuja redução, em relação a 2001, é de 14,2%, e o produto da aplicação dos recursos à conta do Salário-Educação, que apresenta estimativa de R$ 138,0 milhões, com crescimento de 8,2% em relação a 2001.

Transferências Constitucionais e Legais

As transferências constitucionais e legais por repartição de receitas constantes da proposta orçamentária de 2002, incluindo as transferências para os Fundos Regionais, atingem o valor de R$ 48,5 bilhões, registrando crescimento nominal de aproximadamente 9,8% em relação à reprogramação para 2001. As transferências relativas ao Fundo de Participação de Estados e Municípios são responsáveis por 79,3% do crescimento observado. Como não houve qualquer alteração na legislação relativa às referidas transferências, este aumento se dá, exclusivamente, pela elevação das receitas do IR e do IPI.

RECEITAS DO ORÇAMENTO DE INVESTIMENTO

A definição dos limites de investimento levou em consideração a efetiva capacidade de geração de recursos de cada empresa estatal federal, mediante a avaliação de suas propostas e da compatibilização dos seus dispêndios globais. Os programas e as ações propostos têm, assim, suas fontes de recursos asseguradas, ficando afastada a possibilidade de utilização de recursos a definir ou a aplicação de empréstimos de curto prazo para investimentos.

As fontes de financiamento dos investimentos discriminadas a seguir, indicam que apenas 21,6% dos investimentos são financiados por operações de créditos.

Fontes de Financiamento do Orçamento de Investimento

R$ milhões

Descritores de Fontes	PLO 2022
Recursos Próprios	**12.837,5**
Geração Própria	12.837,5
Recursos para Aumento do Patrimônio Líquido	**266,7**
Tesouro - Direto	40,6
Controladora	226,1
Operações de Crédito de Longo Prazo	**4.583,7**
Internas	417,0
Externas	4.166,6
Outros Recursos de Longo Prazo	**3.599,6**
Controladora	2.866,4
Outras estatais	493,3
Outras fontes	240,0
Total	21.287,5

V. PESSOAL E ENCARGOS SOCIAIS

A análise da evolução das despesas com pessoal e encargos sociais da União ao longo dos últimos anos permite duas constatações que, numa análise superficial, poderiam parecer contraditórias: a redução do quantitativo da força de trabalho e a elevação da despesa total em termos nominais e reais. A despesa de pessoal elevou-se de R$ 37,8 bilhões em 1995 para R$ 64,6 bilhões em 2001 mesmo com a redução no quantitativo de pessoal, conforme quadro a seguir:

EVOLUÇÃO DOS QUANTITATIVOS DE PESSOAL NO GOVERNO FEDERAL

Poder		1995	1999	2001
Poder Executivo - Civis	Ativo	739.208	648980	569.915
	Aposentado	418.138	433.435	424.972
	Pensionista	214.656	223.892	232.801
Poder Executivo - Militares	Ativo	320.822	321.466	333.241
	Aposentado	117.509	128.252	128.884
	Pensionista	150.423	164.398	168.607
Judiciário	Ativo	64.561	79.677	80.970
	Aposentado	14.831	15.353	15.437
	Pensionista	3.122	5.052	5.326
Legislativo	Ativo	17.402	21.343	19.324
	Aposentado	4.221	8.685	7.400
	Pensionista	1.992	3.776	3.491
Total dos Três Poderes	**Ativo**	**1.141.993**	**1.071.466**	**1.003.450**
	Aposentado	**554.699**	**585.725**	**576.693**
	Pensionista	**370.193**	**397.118**	**410.225**

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O Poder Executivo vem priorizando a concessão de reajustes diferenciados por categoria, considerando a defasagem em relação ao mercado de trabalho do setor privado e incorporando o conceito de gratificação de produtividade. Inserem-se, ainda, na política de recursos humanos, a realização regular de concursos, visando à renovação da força de trabalho, à ênfase na capacitação e à estruturação de carreiras e cargos com o objetivo de se obter amplitudes remuneratórias adequadas. Nesse contexto, inúmeros cargos e carreiras foram reestruturados, acarretando ganho salarial para cerca de 1 milhão de pessoas, desde 1995. Com isso, o Governo Federal objetiva garantir a manutenção de um quadro de servidores competentes que prestem serviços de qualidade à população, função principal do servidor.

Adicionalmente, ganhos com decisões judiciais, promoções e progressões previstas em lei têm contribuído para o aumento do custo da folha. Além disso, ocorreu, ainda, a incorporação aos salários dos servidores de percentual decorrente de decisão judicial referente aos 28,86%, efetivada em 1998, cujo passivo vem sendo pago, a cada ano, em duas parcelas. Em conseqüência, mesmo num ambiente de estabilidade econômica, a folha de pessoal cresceu R$ 26,8 bilhões no período de 1995 a 2001. Isso representa um crescimento de 71% em termos nominais e 12% em termos reais. No entanto, este aumento ocorreu de forma diferenciada entre Poderes. Enquanto no Executivo o aumento real da folha de pessoal no mesmo período foi de 5%, no Legislativo foi de 31% e no Judiciário de 95%.

A continuidade na implementação da política de recursos humanos em 2002 leva à conclusão de um ciclo de realinhamento seletivo de carreiras, na medida em que deverão ser objeto de tratamento diferenciado os servidores ativos integrantes do Plano de Classificação de Cargos – PCC. Tais servidores, num total de 240 mil, apresentam, em muitos casos e segundo estudos realizados, defasagem salarial em relação ao mercado de trabalho. Para efetivar essa recomposição remuneratória, além da reestruturação de outras carreiras que ainda não tenham sido realinhadas em relação ao mercado, estão previstos no Orçamento de 2002 recursos no valor de R$ 641,0 milhões.

A partir do exercício de 2000, passou-se a adotar a implantação de reajustes escalonados, divididos em parcelas anuais, como forma de adequar as necessidades da política salarial com a disponibilidade orçamentária e financeira. Nesse sentido, cabe destacar a Gratificação de Desempenho da Atividade Técnico-Administrativa Educacional - GDAE do pessoal das Instituições Federais de Ensino e a Gratificação de Operações Especiais - GOE para a Polícia Rodoviária Federal. O gasto previsto em 2002 para o pagamento da segunda parcela dos exemplos citados é de R$ 232,0 milhões e R$ 356,0 milhões, respectivamente.

No Poder Legislativo, estão previstos R$ 127,5 milhões a título de novas despesas a serem geradas pela reestruturação de carreiras na Câmara dos Deputados, Senado e Tribunal de Contas da União.

A despesa estimada com o grupo Pessoal e Encargos Sociais para o exercício de 2002 é de R$ 69,2 bilhões. Deste total, R$ 315,0 milhões constituem despesas que até o exercício de 2001 eram classificadas fora do grupo Pessoal e Encargos Sociais. Com a edição da Portaria SOF/STN nº 163, de 4 de maio de 2001, essas despesas passaram a ser classificadas neste grupo. O quadro a seguir apresenta a decomposição dos principais itens do grupo Pessoal e Encargos Sociais.

DESPESAS COM PESSOAL E ENCARGOS SOCIAIS

R$ bilhões

Discriminação	PLO 2002
Folha Salarial Anual	60,9
Crescimento Vegetativo	0,9
Precatórios e Sentenças Judiciais	1,2
28,86 % - Duas Parcelas	0,9
Concursos	0,6
Reajuste Linear	1,4
Reestruturação de Carreiras	1,4
Anuênios de Ex-Celetistas	0,4
Incorporação - 3,17 %	0,4
Passivo - Uma Parcela - 3,17 %	0,2
Efeito da Portaria 163 (de 04 de maio de 2001)	0,3
Contribuição a Entidades Fechadas de Previdência	0,2
Outras despesas	0,4
Total	**69,2**

É importante, ainda, destacar a destinação de R$ 1,4 bilhão para a revisão anual da remuneração de cerca de 1,1 milhão de servidores civis ativos, inativos e pensionistas. Tais recursos estão alocados em programação específica. O índice de reajuste adotado equivale à meta de inflação proposta pelo Governo Federal para o exercício de 2002, no percentual de 3,5%.

Adicionalmente ao reajuste, estão sendo previstos R$ 403 milhões para estender aos servidores do Executivo que não tenham tido reestruturação salarial nos últimos anos, o percentual de 3,17% que havia sido concedido aos servidores dos Poderes Legislativo e Judiciário em janeiro de 1995. Tal percentual tem sido objeto de demandas judiciais e sua incorporação aos vencimentos beneficiará cerca de 700 mil servidores ativos, inativos e pensionistas. Ao montante indicado, somam-se R$ 208 milhões correspondentes à primeira parcela de pagamento do passivo referente ao índice em questão.

Em continuidade à política descrita anteriormente, foi prevista para o exercício de 2002 a realização de concursos e admissão de até 16.051 profissionais em cargos e empregos públicos de nível superior e intermediário, em diversas áreas, conforme discriminado no Quadro IV, anexo ao Projeto de Lei, que apresenta o demonstrativo de que trata o art. 59 da LDO – 2002. No total, estão previstos R$ 587,9 milhões para concursos nos três poderes.

Cabe salientar que as dotações relativas à incorporação do percentual de 3,17% à reestruturação de cargos e carreiras e admissão de novos concursados estão previstas em ações específicas no âmbito do Ministério do Planejamento, Orçamento e Gestão, e deverão ser objeto de descentralização para os demais Ministérios ao longo do processo de execução orçamentária.

VI. SISTEMAS PREVIDENCIÁRIOS

A política de previdência social atua em três grandes frentes, com o objetivo de tornar os sistemas previdenciários atuarialmente auto-sustentáveis: o Regime Geral de Previdência Social – RGPS, o Regime de Previdência do Setor Público e o Regime de Previdência Complementar.



REGIME GERAL DA PREVIDÊNCIA
DÉFICIT
1,2
0,8
0,4
0,0
% PIB
1995
1996
1997
1998
1999
2000
Lei 2001
PLO 2002
Período

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As reformas implementadas até o momento no RGPS interromperam a trajetória crescente do déficit observado no período 1996-99, que desde então converge para a estabilidade em relação ao PIB. Para 2002 estima-se um déficit, no conceito caixa, da ordem de R$ 13,6 bilhões, correspondente a 1,04% do PIB. O aumento no valor nominal decorre, principalmente, do aumento do salário mínimo em termos reais em 2001, com efeito integral em 2002.

O sistema de previdência do setor público do Governo Central apresenta, hoje, uma necessidade de financiamento de cerca de 1,78% do PIB. Com o objetivo de diminuir o desequilíbrio financeiro do sistema nos próximos anos, está tramitando no Congresso Nacional o Projeto de Emenda à Constituição nº 136, de 1999, que institui a cobrança de contribuição dos servidores inativos e pensionistas. A arrecadação considerada para o próximo ano, caso seja aprovada, está estimada em R$ 1,4 bilhão.

A aprovação desta PEC é também importante para o equilíbrio dos regimes previdenciários patrocinados por Estados, dos quais a maioria arrecadava regularmente contribuições sobre folha de inativos até recentemente, bem como por Municípios.



SISTEMA PREVIDENCIÁRIO PÚBLICO
% PIB
2,2
2,1
2,0
1,9
1,8
1,7
1,6
1,5
1995
1996
1997
1998
1999
2000
Lei 2001
PLO 2002
Período

A nova função do Regime de Previdência Complementar será atender à demanda dos trabalhadores filiados ao Regime Geral de Previdência e aos novos trabalhadores do setor público, que poderão complementar a sua renda futura.

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VII. DÍVIDA PÚBLICA MOBILIÁRIA FEDERAL

DÍVIDA PÚBLICA FEDERAL INTERNA

O estoque apurado para a Dívida Pública Mobiliária Federal Interna – DPMFi em julho de 2001 alcançou R$ 607,7 bilhões, dos quais R$ 442,0 bilhões em mercado e R$ 165,7 bilhões na carteira do Banco Central, devendo elevar-se para R$ 688,9 bilhões em dezembro de 2001, conforme demonstrado no quadro a seguir:

R$ bilhões

Dívida Mobiliária Federal Interna	
Estoque em Julho de 2001	607,7
(+) Emissões em oferta pública	121,7
(-) Pagamentos	91,7
Principal	78,9
Juros	12,8
(+) Juros Nominais Competência	51,3
(=) Estoque em Dezembro de 2001	689,0

O ano de 2001 tem-se caracterizado por variações significativas no comportamento do mercado, decorrentes, principalmente, da evolução do cenário internacional. Como conseqüência, o primeiro semestre apresentou resgate líquido de títulos de responsabilidade do Tesouro Nacional, o que deverá ser revertido ao longo do segundo semestre, prevendo-se para o período de agosto a dezembro de 2001 emissão líquida de R$ 29,9 bilhões.

Ao final do exercício de 2002, por sua vez, o estoque da DPMFi deverá atingir R$ 755,9 bilhões. A variação de R$ 66,9 bilhões em relação a 2001 deve-se, exclusivamente, à apropriação de juros nominais pelo critério de competência, da ordem de R$ 110,5 bilhões, conforme evidencia o quadro a seguir:

Dívida Mobiliária Federal Interna	R$ bilhões
Estoque em Dezembro de 2001	689,0
(+) Emissões em oferta pública	230,9
(+) Emissões especiais	6,6
(-) *Pagamentos*	*281,1*
Principal	247,2
Juros	34,0
(+) Juros Nominais Competência	110,5
(=) Estoque em Dezembro de 2002	**755,9**

* As emissões especiais são compostas de R$ 4,47 bilhões de LTN emitidas para cobrir o Resultado Negativo do Banco Central e R$ 2,10 bilhões em NTN-I para o PROEX.

Do estoque projetado para a DPMFi ao final do exercício, aproximadamente 27% serão rolados no período. É um avanço considerável em relação aos anos anteriores, refletindo a progressiva redução do percentual de rolagem em relação ao seu estoque, conseqüência do gradual incremento no prazo médio de vencimento dos títulos de responsabilidade do Tesouro Nacional, emitidos por oferta pública.

O quadro a seguir ilustra essa tendência, ressaltando, porém, que o prazo médio da dívida mobiliária interna total (títulos emitidos em oferta pública mais colocações diretas) era superior a quatro anos em julho de 2001.

ANO	% Rolagem*	Prazo Médio**
1996	79	4,7
1997	56	6,6
1998	52	6,4
1999	53	7,7
2000	54	15,8
2001	31	36,3
2002	27	37,8

(*) Percentual do refinanciamento da DPMFi sobre seu estoque.
(**) Prazo médio do estoque dos títulos emitidos em oferta pública.
Obs: O prazo médio de 2001 refere-se ao apurado em julho, enquanto o de 2002 é a projeção para o final do exercício.

No ano de 2002, o resgate líquido de R$ 50,2 bilhões justifica-se pela utilização do resultado primário para abatimento da dívida bruta (R$ 24,5 bilhões) e das demais fontes financeiras destinadas ao pagamento da dívida pública mobiliária federal interna (R$ 25,7 bilhões). Dessa forma, de uma necessidade orçamentária total prevista para efetuar as despesas da DPMFi no exercício de 2002 igual a R$ 281,1 bilhões, as emissões ficarão restritas a R$ 230,9 bilhões.

As emissões especiais, no valor de R$ 6,6 bilhões, no exercício fiscal de 2002, decorrem dos seguintes fatores:

- emissão de títulos de curto prazo do Tesouro Nacional para cobertura do resultado negativo apresentado pelo Banco Central no primeiro semestre de 2001, atualizado monetariamente, conforme estabelece o art. 7º da Lei Complementar nº 101, de 2000 - LRF, no valor de R$ 4,5 bilhões; e
- emissão de R$ 2,1 bilhões em NTN-I, destinadas ao Programa de Financiamento às Exportações (PROEX).

Os *juros nominais*, pelo critério de competência, foram estimados em R$ 112,7 bilhões para todo o ano de 2001, tomando-se como referência um custo médio anualizado de cerca de 18,37%. O valor estimado nesta rubrica para 2002 (R$ 110,5 bilhões) pode ser atribuído à variação projetada do estoque médio, a despeito da redução do custo médio de financiamento para algo em torno de 16,21%.

A elaboração da proposta orçamentária da Dívida Pública Mobiliária Federal interna tomou por base estratégia de rolagem da DPMFi em mercado, com emissão de títulos prefixados de 6 e 12 meses e títulos pós-fixados de 5 anos, cenário este coincidente com o praticado atualmente. Já no caso das emissões para a carteira do Banco Central, será utilizado preferencialmente LTN (título prefixado) de 6 meses.

Com relação ao exercício de 2001, estima-se que as emissões financeiras por oferta pública totalizarão R$ 260,0 bilhões. A estratégia de emissão que está sendo utilizada para refinanciamento da dívida pública, considerando os diversos títulos emitidos, perfazem um prazo médio ponderado de emissão de 55,62 meses (17,5 meses em 2000), para as emissões realizadas para o mercado, e 19,09 meses (13,6 meses em 2000), para os títulos emitidos para a carteira do Banco Central. O alongamento no prazo médio de emissão no ano de 2001 deve-se, principalmente, à colocação de títulos de 5 anos remunerados à taxa SELIC, que no ano perfizeram 47,91% das emissões financeiras por oferta pública. A representativa emissão desses títulos em 2001, tem refletido as condições prevalecentes em mercado, que tem dificultado a colocação de títulos prefixados nos montantes projetados quando da elaboração da Proposta Orçamentária de 2001.

Em 2002, projeta-se que as emissões por meio de oferta pública alcancem R$ 230,9 bilhões, com prazo médio ponderado de 26,96 meses para as emissões em mercado (55,62 meses em 2001) e 6,09 meses para as emissões realizadas para o Banco Central (19,09 meses em 2001). A redução do prazo médio de emissão em mercado em relação a 2001 se deve à substituição de parte dos títulos pós-fixados por prefixados de forma consistente com a estratégia do Tesouro Nacional de garantir uma redução da sensibilidade do custo da dívida pública às flutuações conjunturais de indicadores macroeconômicos. A diminuição do prazo médio de emissão para o Banco Central justifica-se, por sua vez, pela colocação apenas de títulos prefixados e de prazos curtos, considerados por aquela Autarquia como mais indicados à condução da política monetária.

Comparando os valores da Proposta Orçamentária de 2001 com aqueles da proposta de 2002, observa-se as variações abaixo.

R$ bilhões

	PLO 2001	PLO 2002	%
Resgate da DPMFi	94,5	75,8	-19,8
- Encargos	51,7	34,0	-34,2
- Principal	42,8	39,5	-7,7
Refinanciamento da DPMFi	519,5	207,7	-60,0

A diminuição desses valores é decorrente, principalmente, do aumento do prazo de emissão destinado ao refinanciamento da DPMFi na proposta de 2002 em relação à proposta de 2001, e do resgate líquido de R$ 50,2 bilhões, mencionado anteriormente.

DÍVIDA PÚBLICA FEDERAL EXTERNA

O estoque de dívida externa de responsabilidade da União, ao final de 2002 deverá chegar ao equivalente a R$ 181,0 bilhões, em razão do volume esperado de captações e de financiamentos externos, cuja previsão é em montante superior às amortizações do período.

R$ bilhões

Dívida	Estoque			
Externa	31.12.2000	30.06.2001	31.12.2001	31.12.2002
Contratual	44,8	46,6	43,7	40,9
Mobiliária	126,8	126,3	127,1	140,8
Total	**171,6**	**172,9**	**170,8**	**181,6**

No que diz respeito à atuação do Brasil no mercado financeiro internacional deverá ter continuidade a estratégia que vem sendo implementada com sucesso nos últimos anos. A referida estratégia tem por objetivos básicos, além do alongamento de prazos e redução de custos, o estabelecimento de uma curva de referência para os títulos brasileiros nos principais mercados financeiros (euro, dólar americano e iene).

Pretende-se também dar continuidade ao processo de substituição da dívida externa reestruturada por papéis mais simples e convencionais, ao amparo da Resolução nº 69, de 1996, do Senado Federal, aproveitando-se de oportunidades que permitam alcançar os objetivos anteriormente mencionados. Novos aportes financeiros por parte de organismos multilaterais também poderão ocorrer, objetivando consolidar as reformas estruturais implementadas e o financiamento de projetos prioritários de governo.

VIII. AGÊNCIAS FINANCEIRAS OFICIAIS DE FOMENTO (INSTITUIÇÕES FINANCEIRAS)

APLICAÇÕES EM OPERAÇÕES DE CRÉDITO

Para 2002, as agências financeiras oficiais de fomento reservam R$ 53,5 bilhões para aplicações em operações de crédito, no consolidado do Programa de Dispêndios Globais. O resultado representa aumento do fluxo líquido das operações de crédito para o próximo exercício, envolvendo recursos de geração própria, de terceiros e do Tesouro Nacional (Fundos Constitucionais). Ressalte-se que os recursos alocados representam apenas uma indicação, uma vez que os volumes de concessão de crédito são definidos periodicamente, de acordo com a política monetária do governo federal.

Daquele total, o valor de R$ 12,8 bilhões refere-se a transferências entre as empresas integrantes do grupo Banco Nacional de Desenvolvimento Econômico e Social – BNDES. Daí resulta um volume de R$ 40,8 bilhões para a concessão de crédito.

As aplicações previstas pelas agências de fomento estão coerentes com as prioridades e metas da administração federal e com as disposições constantes da Lei de Diretrizes Orçamentárias para 2002. Respeitadas as especificidades de cada instituição, um maior volume de recursos está sendo canalizado ao setor privado, para financiar os setores habitacional, industrial, rural, comercial e de serviços. Em obediência às limitações legais, são também direcionados recursos para o financiamento de projetos a cargo da União, dos Estados e dos Municípios.

Em conformidade com o item XXII do Anexo à Lei nº 10.266, de 24 de julho de 2001 (LDO - 2002), dados detalhados sobre os valores relativos à aplicação dos recursos – por agência, região, estado, setor, fonte de recursos e participação percentual dos pequenos, médios e grandes tomadores – serão disponibilizados no conjunto das informações complementares.

INVESTIMENTOS NO ATIVO IMOBILIZADO

O conjunto das instituições financeiras federais conta, na proposta do Orçamento de Investimento para o exercício de 2002, com o valor de R$ 2,4 bilhões, destinados aos gastos com aquisição e manutenção de bens do Ativo Imobilizado.

Desse montante, recursos superiores a R$ 1,5 bilhão estão reservados aos projetos que envolvem a instalação e modernização de agências e postos de atendimento distribuídos por todo o território nacional.

Para aplicação em infra-estrutura de apoio, os recursos previstos para o conjunto das instituições financeiras ultrapassam o montante de R$ 750,0 milhões.

No total de investimentos propostos para o exercício de 2002, as instituições Banco do Brasil S.A. e Caixa Econômica Federal detêm participação de 58,2% e 35,1%, respectivamente.

IX. OBRAS PENDENTES DE MEDIDAS SANEADORAS

A exemplo da conduta adotada quando do encaminhamento do Projeto de Lei dos Orçamentos para 2001, foi determinada, como medida de prudência, a exclusão da Proposta Orçamentária para o próximo exercício, das obras em relação às quais existam indícios de irregularidades não sanadas e que sejam do conhecimento do Poder Executivo.

Com o objetivo de não prejudicar a execução dessas obras, relacionadas em Anexo, foram constituídas reservas denominadas "Recursos para a Retomada de Obras e Serviços", no âmbito dos órgãos e unidades às quais pertencem, de modo a propiciar a sua reintegração aos Orçamentos da União tão logo sejam consideradas satisfatórias, pelo Poder Legislativo, as medidas saneadoras adotadas.

Vale mencionar que o citado Anexo não pretende ser exaustivo na medida em que o Congresso Nacional poderá identificar outras obras com indícios de irregularidades. Assim, constitui uma contribuição do Poder Executivo ao trabalho de fiscalização exercido pela Casa Legislativa, com o assessoramento do Tribunal de Contas da União.

Presidência da República
Casa Civil
Subchefia para Assuntos Jurídicos

DECRETO Nº 4.120, DE 7 DE FEVEREIRO DE 2002.

Vide Decreto nº 4.221, de 9.5.2002

Dispõe sobre a compatibilização entre a realização da receita e a execução da despesa, sobre a programação orçamentária e financeira do Poder Executivo para o exercício de 2002, e dá outras providências.

O PRESIDENTE DA REPÚBLICA, no uso da atribuição que lhe confere o art. 84, inciso IV, da Constituição, e tendo em vista o disposto no **caput** do art. 8º da Lei Complementar nº 101, de 4 de maio de 2000, bem como nos arts. 18 e 72 da Lei nº 10.266, de 24 de julho de 2001,

DECRETA:

Art. 1º A movimentação e o empenho de dotações orçamentárias dos órgãos, fundos e entidades do Poder Executivo, constantes da Lei nº 10.407, de 10 de janeiro de 2002, ficam limitados aos valores constantes dos Anexos I, II e III deste Decreto.

§ 1º Excluem-se do disposto no **caput** deste artigo as dotações:

I - referentes às transferências constitucionais e legais a Estados e Municípios por repartição da receita;

II - relativas aos grupos de despesa:

a) pessoal e encargos sociais;

b) juros e encargos da dívida; e

c) amortização da dívida;

III - relativas a órgãos e fontes de recursos não integrantes dos Anexos referidos no **caput** deste artigo;

IV - destinadas aos pagamentos:

a) do Seguro Desemprego e do Abono Salarial;

b) do Fundo de Compensação de Variações Salariais - FCVS;

c) de sentenças judiciais transitadas em julgado; e

d) dos benefícios previdenciários e dos benefícios da Lei Orgânica da Assistência Social - LOAS;

V - destinadas à complementação, por parte da União, ao Fundo de Manutenção e Desenvolvimento do Ensino Fundamental e de Valorização do Magistério - FUNDEF;

VI - destinadas à formação de estoques públicos e às subvenções econômicas, a cargo do Ministério da Agricultura, Pecuária e Abastecimento e das Operações Oficiais de Crédito;

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VII - relativas a despesas financeiras, descritas no Anexo IX deste Decreto;

VIII- destinadas às subvenções ao preço e ao transporte do álcool combustível e subsídios ao preço do gás liqüefeito de petróleo - GLP;

IX - destinadas ao financiamento de que trata o § 1º do art. 239 da Constituição;

X - relativas à entrega de recursos a unidades federadas e seus Municípios, na forma e condições da Lei Complementar nº 87, de 13 de setembro de 1996;

XI - à conta de recursos de doações;

XII - destinadas ao complemento da atualização monetária dos recursos do Fundo de Garantia do Tempo de Serviço - FGTS, conforme Lei Complementar nº 110, de 29 de junho de 2001;

XIII - destinadas aos financiamentos no âmbito do Fundo de Desenvolvimento da Amazônia e do Fundo de Desenvolvimento do Nordeste com mecanismo de conversibilidade em ação.

XIV - relativas às despesas no âmbito do Órgão 71 - Encargos Financeiros da União.

§ 2º O empenho e pagamento de despesas à conta das fontes de recursos relacionadas no Anexo II deste Decreto somente poderão ocorrer, respeitadas as dotações aprovadas, até o montante da efetiva arrecadação das receitas correspondentes no presente exercício.

Art. 2º Os órgãos setoriais do Sistema de Planejamento e de Orçamento encaminharão à Secretaria de Planejamento e Investimentos Estratégicos, do Ministério do Planejamento, Orçamento e Gestão, até trinta dias após a publicação deste Decreto, a distribuição, por programas, dos limites de que tratam os Anexos referidos em seu art. 1º e manterão aquela Secretaria atualizada sobre as modificações de limites que, eventualmente, ocorrerem ao longo do exercício.

Art. 3º Cabe aos órgãos setoriais do Sistema de Planejamento e de Orçamento o cumprimento do disposto no art. 67, incisos I e II, alínea "a", da Lei nº 10.266, de 2001.

Art. 4º As dotações orçamentárias que integram os Anexos I e III deste Decreto contemplam as fontes condicionadas constantes da Lei nº 10.407, de 2002.

Parágrafo único. Conforme disposto no § 2º do art. 64 da Lei nº 10.266, de 2001, serão canceladas as dotações orçamentárias objeto das fontes condicionadas constantes dos Anexos I e III, ficando os limites orçamentários reduzidos na mesma proporção do cancelamento.

Art. 5º O pagamento de despesas no exercício de 2002, inclusive dos Restos a Pagar de exercícios anteriores, discriminados no Anexo VIII, observadas as exclusões do § 1º do art. 1º, fica autorizado até os montantes constantes dos Anexos IV,V, VI e VII deste Decreto.

§ 1º Nos casos de descentralização de créditos orçamentários, o limite financeiro correspondente será igualmente descentralizado e, tratando-se de despesas à conta de recursos liberados pela Secretaria do Tesouro Nacional, do Ministério da Fazenda, caberá ao órgão descentralizador efetuar o correspondente repasse financeiro.

§ 2º Para efeito do cumprimento do disposto no **caput** deste artigo, serão considerados:

I - as ordens bancárias emitidas a partir de 28 de dezembro de 2001, cujo débito na conta única do Tesouro Nacional, mantida no Banco Central do Brasil, se efetue no exercício financeiro de 2002;

II - as ordens bancárias "intra-SIAFI" emitidas no exercício financeiro de 2002;

III - a emissão de Documento de Arrecadação de Receitas Federais - DARF e de Guia de Recolhimento da Previdência Social - GPS, em qualquer modalidade, no Sistema Integrado de Administração Financeira do Governo Federal - SIAFI;

IV - os pagamentos em moeda estrangeira efetuados diretamente no exterior, inclusive aqueles relativos a operações realizadas com recursos de organismos financeiros internacionais;

V - as aquisições de bens e serviços realizadas mediante operações de crédito internas ou externas; e

VI - outras formas de pagamento que vierem a ser utilizadas.

Art. 6º Observadas as exclusões do § 1º do art. 1º, a liberação de recursos do Tesouro Nacional para os órgãos do Poder Executivo terá como parâmetro os limites mensais fixados nos Anexos IV, V e VII, referidos no art. 5º, as disponibilidades de recursos, bem como o pagamento efetivo de cada órgão.

~~Art. 7º Os Ministros de Estado do Planejamento, Orçamento e Gestão e da Fazenda poderão:~~

~~I - elevar os limites de que tratam os Anexos referidos nos arts. 1º e 5º deste Decreto, desde que a ampliação não ultrapasse R$ 700.000.000,00 (setecentos milhões de reais); e~~

I - elevar os limites de que tratam os Anexos referidos nos arts. 1º e 5º deste Decreto, desde que a ampliação não ultrapasse: (Redação dada pelo Decreto nº 4.230, de 14.5.2002)

a) R$ 296.500.000,00 (duzentos e noventa e seis milhões e quinhentos mil reais) no caso dos Anexos I, II e III deste Decreto; e (Alínea incluída pelo Decreto nº 4.230, de 14.5.2002)

b) R$ 1.697.000.000,00 (um bilhão, seiscentos e noventa e sete milhões de reais) no caso dos Anexos IV, V, VI e VII deste Decreto; (Alínea incluída pelo Decreto nº 4.230, de 14.5.2002)

II - no âmbito de suas competências, proceder ao remanejamento dos limites entre:

a) órgãos, respeitados os montantes dos respectivos Anexos;

b) projetos, atividades e operações especiais ou entre Programas Estratégicos e Demais, no âmbito do mesmo órgão; e

c) os Anexos I, II ou III, e IV, V, VI ou VII.

§ 1º Fica autorizado o remanejamento de limites dos Anexos II e III para o Anexo I, bem como dos Anexos VI e VII para os Anexos IV e V, mediante ato conjunto dos Ministros de Estado da Fazenda e do Planejamento, Orçamento e Gestão.

§ 2º O Ministro de Estado da Fazenda, desde que preservadas as metas constantes do Anexo XII deste Decreto, fica autorizado a promover alterações nos cronogramas de pagamento estabelecidos nos Anexos IV, V, VI e VII.

Art. 8º No prazo de quinze dias, contado da publicação deste Decreto, os Ministros e Secretários de Estado estabelecerão os limites de pagamento a serem observados mensalmente pelas unidades orçamentárias do respectivo órgão.

§ 1º Fica vedada a transferência de recursos, de que trata este Decreto, para as unidades orçamentárias que ultrapassarem o limite de pagamento estabelecido em conformidade com o **caput** deste artigo, enquanto perdurar a situação de excesso de pagamentos.

§ 2º No mínimo cinco por cento das despesas empenhadas à conta de fontes oriundas do Tesouro Nacional, com dispensa de licitação amparada no art. 24, inciso II da Lei nº 8.666, de 21 de junho de 1993, nas naturezas de despesa 339030 e 339039, terão os respectivos recursos financeiros solicitados na modalidade de Empenho com Garantia de Pagamento Contra Entrega, de que trata o Decreto nº 2.439, de 23 de dezembro de 1997.

Art. 9º Os créditos suplementares e especiais que vierem a ser abertos neste exercício, bem como os créditos especiais reabertos, relativos aos grupos de despesa "Outras Despesas Correntes", "Investimentos " e "Inversões Financeiras", ressalvadas as exclusões de que trata o § 1º do art. 1º deste Decreto, terão sua execução condicionada aos limites fixados à conta das fontes de recursos correspondentes.

Parágrafo único. Os Ministros de Estado do Planejamento, Orçamento e Gestão e da Fazenda poderão, meio de portaria interministerial, ajustar os Anexos II e VI deste Decreto em decorrência dos créditos adicionais que vierem a ser abertos no exercício de 2002 à conta das respectivas fontes de recursos, desde que não comprometam a obtenção do superávit primário estabelecido na Lei nº 10.266, de 2001.

Art. 10. Os gerentes de Programas deverão registrar, na forma solicitada pela Secretaria de Planejamento Investimentos Estratégicos, do Ministério do Planejamento, Orçamento e Gestão, no Sistema de Informações Gerenciais e de Planejamento do Plano Plurianual - SIGPLAN, as informações referentes aos cronogramas físicos e financeiros e à execução física das ações dos respectivos programas, com vistas a subsidiar a administração orçamentária e financeira de que trata este Decreto.

Parágrafo único. Os gerentes dos Programas que possuem ações integrantes do Plano Nacional de Segurança Pública e do Projeto Alvorada deverão destacar essas informações no sistema indicado no **caput**, com vistas a subsidiar o acompanhamento desses Grupos de Programas.

~~Art. 11. Os limites destinados aos Programas Estratégicos, de que tratam os Anexos I e II, correspondem àqueles sujeitos ao controle da gestão do fluxo de recursos, relacionados no Anexo X.~~

Art. 11. Os limites destinados aos Programas Estratégicos, de que tratam os Anexos I, II e III, correspondem àqueles sujeitos ao controle da gestão do fluxo de recursos relacionados no Anexo X". (Redação dada pelo Decreto nº 4.230, de 14.5.2002)

§ 1º A Secretaria de Planejamento e Investimentos Estratégicos, do Ministério do Planejamento, Orçamento e Gestão, encaminhará à Secretaria do Tesouro Nacional, do Ministério da Fazenda, até o dia 15 de cada mês, a distribuição, por órgão e fonte, dos limites referidos no **caput**, a serem liberados no respectivo mês.

§ 2º Os gerentes dos Programas, a que se refere este artigo, encaminharão à Secretaria de Planejamento e Investimentos Estratégicos, do Ministério do Planejamento, Orçamento e Gestão, por meio do Sistema de Informações Gerenciais e de Planejamento do Plano Plurianual - SIGPLAN, até o dia 10 de cada mês, o demonstrativo dos pagamentos efetuados no mês anterior, inclusive dos restos a pagar, à conta de todas as fontes de recursos, e a previsão de pagamentos para o mês corrente.

Art. 12. Os dirigentes dos órgãos setoriais dos Sistemas Federais de Planejamento e de Orçamento e de Administração Financeira e os ordenadores de despesa são responsáveis pela observância, nas execuções orçamentária e financeira das dotações liberadas na forma deste Decreto, inclusive quanto aos Programas Estratégicos, do cumprimento de todas as disposições legais aplicáveis à matéria, especialmente das Leis nºs 4.320, de 17 de março de 1964, 10.266, de 2001, 10.407, de 2002, desta, em particular, o art. 12, e da Lei Complementar nº 101, de 2000.

Parágrafo único. As autoridades citadas no **caput** deverão providenciar o bloqueio provisório, no SIAFI, das dotações orçamentárias constantes da Lei nº 10.407, de 2002, cujas ações dependam de procedimentos complementares que viabilizem a sua execução em consonância com a referida legislação.

Art. 13. A execução orçamentária da despesa com pessoal e encargos sociais dos órgãos do Poder Executivo no exercício de 2002, exceto precatórios e despesas decorrentes de sentenças judiciais transitadas em julgado de empresas públicas e sociedades de economia mista, obedecerá, em cada mês, ao cronograma estabelecido no Anexo XI deste Decreto.

§ 1º Somente será admitida despesa superior ao limite estabelecido no **caput** com o objetivo de pagamento: (Vide Decreto nº 4.230, de 15.5.2002)

I - da folha normal; (Vide Decreto nº 4.230, de 15.5.2002)

II - de planos de desligamento voluntário, desde que previamente autorizados pelo Ministério do Planejamento, Orçamento e Gestão; (Vide Decreto nº 4.230, de 15.5.2002)

III - da antecipação da liquidação de passivos relativos à extensão administrativa da vantagem de 28,86% (vinte e oito vírgula oitenta e seis por cento), nos termos do art. 6º da Medida Provisória nº 2.169-43, de 24 de agosto de 2001; (Vide Decreto nº 4.230, de 15.5.2002)

IV - do passivo referente ao Adicional por Tempo de Serviço, nos termos do art. 8º da Medida Provisória nº 2.169-43, de 2001; e (Vide Decreto nº 4.230, de 15.5.2002)

V - das despesas decorrentes do art. 11 da Medida Provisória nº 2.225-45, de 4 de setembro de 2001. (Vide Decreto nº 4.230, de 15.5.2002)

~~§ 2º As demais despesas com pessoal somente poderão ser realizadas, em cada mês, após assegurado o pagamento das despesas previstas no § 1º.~~

§ 3º Para efeito deste Decreto, a folha normal compreende as despesas com remuneração do mês de referência, décimo-terceiro salário e férias. (Parágrafo revogado pelo Decreto nº 4.230, de 14.5.2002)

§ 4º A ocorrência da situação prevista no § 1º deste artigo deverá ser objeto de justificativa junto à Secretaria de Orçamento Federal, do Ministério do Planejamento, Orçamento e Gestão, quando do encaminhamento das informações sobre a execução de despesas de pessoal e encargos sociais do mês correspondente.

§ 5º No prazo de quinze dias, contado da publicação deste Decreto, os órgãos relacionados no Anexo XI publicarão o detalhamento dos respectivos limites, por unidades orçamentárias contempladas na lei orçamentária com dotações para atender às despesas de pessoal e encargos sociais.

Art. 14. Os recursos financeiros correspondentes aos créditos orçamentários consignados na Lei Orçamentária de 2002, e em seus créditos adicionais, aos Poderes Legislativo e Judiciário, e ao Ministério Público da União, inclusive créditos recebidos mediante descentralização, ser-lhes-ão entregues até o dia 20 de cada mês, em obediência ao disposto no art. 168 da Constituição, observado o disposto nos arts. 67 e 72, § 2º, da Lei nº 10.266, de 2001.

Art. 15. A demonstração da compatibilidade entre os limites liberados para movimentação e empenho e o cumprimento das metas de superávit primário, estabelecidas na Lei nº 10.266, de 2001, consta do Anexo XII deste Decreto.

Art. 16. Os dirigentes dos órgãos setoriais dos Sistemas de Planejamento e de Orçamento e de Administração Financeira e os ordenadores de despesa deverão observar:

I - a precedência para a execução de Programas Estratégicos assim como para a execução de ações governamentais de natureza contínua e permanente; e

II - as vinculações de pagamento conforme definições do órgão central do Sistema de Administração Financeira.

Parágrafo único.Os ordenadores de despesa deverão indicar, obrigatoriamente, nas ordens bancárias referentes às despesas dos Programas Estratégicos, o número do empenho correspondente.

Art. 17. Os Ministros de Estado do Planejamento, Orçamento e Gestão e da Fazenda, no âmbito de suas respectivas competências, adotarão as providências necessárias à execução do disposto neste Decreto.

Art. 18. Fica extinta a Comissão de Controle e Gestão Fiscal - CCF, criada pelo Decreto nº 2.773, de 8 de setembro de 1998.

Art. 19. Ficam revogados os Decretos nºs 4.080, de 10 de janeiro de 2002, 4.094, de 22 de janeiro de 3.482, de 23 de maio de 2000, e o art. 1º do Decreto nº 2.773, de 8 de setembro de 1998.

Art. 20. Este Decreto entra em vigor na data de sua publicação.

Brasília, 7 de fevereiro de 2002; 181º da Independência e 114º da República.

FERNANDO HENRIQUE CARDOSO
Pedro Malan
Martus Tavares

Este texto não substitui o publicado no D.O.U. 8.2.2002 (Ed. extra)

Download para os anexos

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Presidência da República
Casa Civil
Subchefia para Assuntos Jurídicos

DECRETO Nº 4.130, DE 13 DE FEVEREIRO DE 2002.

Aprova o Regulamento e o Quadro Demonstrativo dos Cargos Comissionados e dos Cargos Comissionados Técnicos da Agência Nacional de Transportes Terrestres - ANTT, e dá outras providências.

O PRESIDENTE DA REPÚBLICA, no uso das atribuições que lhe confere o art. 84, incisos IV e VI, alínea *"a", da Constituição, e tendo em vista o disposto na* Lei nº 10.233, de 5 de junho de 2001,

DECRETA:

Art. 1º Ficam aprovados o Regulamento e o Quadro Demonstrativo dos Cargos Comissionados e dos Cargos Comissionados Técnicos da Agência Nacional de Transportes Terrestres -ANTT, na forma dos Anexos I e II a este Decreto.

Art. 2º O regimento interno da ANTT será aprovado pela Diretoria e publicado no Diário Oficial da União, no prazo de até noventa dias, contado da data de publicação deste Decreto.

Art. 3º Este Decreto entra em vigor na data de sua publicação.

Brasília, 13 de fevereiro de 2002; 181º da Independência e 114º da República.

FERNANDO HENRIQUE CARDOSO
Alderico Lima
Guilherme Gomes Dias

Este texto não substitui o publicado no D.O.U. 14.2.2002

ANEXO I

REGULAMENTO DA AGÊNCIA NACIONAL DE TRANSPORTES TERRESTRES - ANTT

CAPÍTULO I

DA NATUREZA, SEDE, FINALIDADE E COMPETÊNCIA

Art. 1º A Agência Nacional de Transportes Terrestres - ANTT, criada pela Lei nº 10.233, de 5 de junho de 2001, tem sede e foro no Distrito Federal, com personalidade jurídica de direito público, submetida ao regime autárquico especial e vinculada ao Ministério dos Transportes, com a qualidade de órgão regulador da atividade de exploração da infra-estrutura ferroviária e rodoviária federal e da atividade de prestação de serviços de transporte terrestre.

Art. 2º A ANTT tem por finalidade:

I - implementar, em sua respectiva esfera de atuação, as políticas formuladas pelo Ministério dos Transportes e pelo Conselho Nacional de Integração de Políticas de Transporte, segundo os princípios e as diretrizes estabelecidos na Lei nº 10.233, de 2001;

II - regular, supervisionar e fiscalizar as atividades de prestação de serviços e de exploração da infra-estrutura de transportes, exercidas por terceiros, com vistas a:

a) garantir a movimentação de pessoas e bens, em cumprimento a padrões de eficiência, segurança, conforto, regularidade, pontualidade e modicidade nos fretes e tarifas;

b) harmonizar os interesses dos usuários com os das empresas concessionárias, permissionárias, autorizadas e arrendatárias, e de entidades delegadas, preservado o interesse público; e

c) arbitrar conflitos de interesses e impedir situações que configurem competição imperfeita ou infração contra a ordem econômica.

Art. 3º À ANTT compete, em sua esfera de atuação:

I - promover pesquisas e estudos específicos de tráfego e de demanda de serviços de transporte;

II - promover estudos aplicados às definições de tarifas, preços e fretes, em confronto com os custos e os benefícios econômicos transferidos aos usuários pelos investimentos realizados;

III - propor ao Ministério dos Transportes os planos de outorgas, instruídos por estudos específicos de viabilidade, para exploração da infra-estrutura, bem como para a prestação de serviços de transporte terrestre;

IV - exercer o poder normativo relativamente à exploração da infra-estrutura ferroviária e rodoviária federal e à prestação de serviços de transporte terrestre, garantindo isonomia no seu acesso e uso, assegurando o direito dos usuários, fomentando a competição entre os operadores e intensificando o aproveitamento da infra-estrutura existente;

V - autorizar, em caráter especial e de emergência, a prestação de serviço de transporte terrestre sob formas de outorga, segundo o disposto no art. 49, e seus parágrafos, da Lei nº 10.233, de 2001;

VI - celebrar atos de outorga, de transferência e de extinção do direito de exploração de infra-estrutura ferroviária e rodoviária federal e do direito de prestação de serviços de transporte terrestre, celebrando e gerindo os respectivos contratos e demais instrumentos administrativos, fiscalizando e aplicando sanções;

VII - assumir, sob sua administração, os instrumentos de outorga para exploração de infra-estrutura e prestação de serviços de transporte terrestre celebrados antes da vigência da Lei nº 10.233, de 2001, resguardando os direitos das partes;

VIII - proceder à revisão e ao reajuste de tarifas dos serviços prestados, segundo as disposições contratuais, após prévia comunicação ao Ministério da Fazenda, com antecedência mínima de quinze dias;

IX - fiscalizar a prestação dos serviços e a manutenção dos bens arrendados, cumprindo e fazendo cumprir as cláusulas e condições avençadas nas outorgas e aplicando penalidades pelo seu descumprimento;

X - propor ao Ministério dos Transportes a declaração de utilidade pública, para fins de desapropriação ou instituição de servidão administrativa, dos bens necessários à implantação ou manutenção dos serviços afetos a sua competência;

XI - autorizar e fiscalizar projetos e a realização de investimentos, no âmbito das outorgas estabelecidas;

XII - disciplinar atos e procedimentos para a incorporação ou desincorporação de bens, no âmbito das outorgas;

XIII - analisar e classificar, quanto às suas reversibilidades e indenizações, os bens das concessionárias bem como os investimentos autorizados e por elas realizados;

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XIV - tomar as medidas para que os investimentos em bens reversíveis sejam contabilizados em contas específicas;

XV - promover estudos sobre a logística do transporte intermodal, ao longo de eixos ou fluxos de produção;

XVI - *habilitar o Operador do Transporte Multimodal, em articulação com as demais agências reguladoras* federais;

XVII - promover levantamentos e organizar cadastros relativos ao sistema de dutovias do Brasil e às empresas proprietárias de equipamentos e instalações de transporte dutoviário;

XVIII - manter cadastro das tarifas e dos preços praticados no âmbito das outorgas;

XIX - estabelecer padrões e normas técnicas relativas às operações de transporte terrestre de cargas especiais e produtos perigosos;

XX - promover ações educativas visando a redução de acidentes;

XXI - descentralizar o acompanhamento e a fiscalização da execução dos atos de outorga, mediante convênios de cooperação técnica e administrativa com órgãos e entidades da Administração Pública Federal, dos Estados, do Distrito Federal e dos Municípios;

XXII - aplicar penalidades nos casos de não-atendimento à legislação, de descumprimento de obrigações contratuais ou de má prática comercial por parte das empresas concessionárias, permissionárias, autorizadas ou arrendatárias;

XXIII - representar o Brasil junto aos organismos internacionais de transporte e em convenções, acordos e tratados, observadas as diretrizes do Ministro de Estado dos Transportes e as atribuições específicas dos órgãos federais;

XXIV - participar de foros internacionais, sob a coordenação do Ministério dos Transportes;

XXV - firmar convênios de cooperação técnica e administrativa com entidades e organismos nacionais e internacionais;

XXVI - promover o cumprimento dos protocolos e acordos internacionais dos quais o Brasil seja signatário;

XXVII - organizar, manter e divulgar as informações estatísticas relativas às atividades de transporte terrestre;

XXVIII - dirimir administrativamente conflitos de interesses entre o Poder Concedente e os prestadores de serviços de transporte e arbitrar disputas que surgirem entre os referidos prestadores de serviços e entre estes e os usuários;

XXIX - decidir, em último grau, sobre matérias de sua alçada, admitido pedido de reconsideração, por uma única vez, à Diretoria;

XXX - atuar na defesa e proteção dos direitos dos usuários, reprimindo as infrações e compondo ou arbitrando conflitos de interesses;

XXXI - exercer, relativamente aos transportes terrestres, as competências legais em matéria de controle, prevenção e repressão das infrações contra a ordem econômica, ressalvadas as cometidas ao Conselho Administrativo de Defesa Econômica - CADE, observado o disposto na Lei nº 8.884, de 11 de junho de 1994;

XXXII - dar conhecimento ao CADE, à Secretaria de Direito Econômico do Ministério da Justiça ou à *Secretaria de Acompanhamento* Econômico do Ministério da Fazenda, conforme o caso, de fato que configure ou possa configurar infração contra a ordem econômica;

XXXIII - deliberar, na esfera administrativa e no âmbito de suas atribuições e competências, quanto à interpretação da legislação pertinente às atividades de transporte terrestre;

XXXIV - subsidiar decisões governamentais quanto à política de apoio à indústria de veículos e de equipamentos ferroviários e rodoviários;

XXXV - elaborar o seu orçamento e proceder à respectiva execução financeira;

XXXVI - arrecadar, aplicar e administrar suas receitas;

XXXVII - adquirir e alienar bens, adotando os procedimentos legais adequados para efetuar sua incorporação e desincorporação;

XXXVIII - administrar pessoal, patrimônio, material e serviços gerais; e

XXXIX - elaborar relatório anual de atividades e desempenho, destacando o cumprimento das políticas do setor, a ser enviado ao Ministério dos Transportes.

§ 1º A ANTT editará a regulamentação complementar aos procedimentos para as diferentes formas de outorga, previstas na Lei nº 10.233, de 2001.

§ 2º No exercício das competências em matéria de controle, prevenção e repressão das infrações contra a ordem econômica, que lhe foram conferidas pelo art. 20 da Lei nº 10.233, de 2001, a ANTT observará as regras procedimentais estabelecidas na Lei nº 8.884, de 1994, cabendo à Diretoria a adoção das medidas por elas reguladas.

§ 3º A ANTT articulará sua atuação com a do Sistema Nacional de Defesa do Consumidor, visando à eficácia da proteção e defesa do consumidor dos serviços de transportes terrestres.

Art. 4º Compete à ANTT, especificamente ao transporte ferroviário:

I - promover e julgar licitações e celebrar os contratos de concessão para prestação de serviços de transporte ferroviário, permitida sua vinculação com contratos de arrendamento de ativos operacionais;

II - avaliar os impactos decorrentes de modificações unilaterais nos seus custos e receitas, alterações na legislação fiscal e de variações nos fatores de produção, no desempenho econômico-financeiro dos contratos de concessão;

III - promover e julgar licitações e celebrar contratos de concessão para construção e exploração de novas ferrovias, com cláusulas de reversão à União dos ativos operacionais edificados e instalados;

IV - fiscalizar diretamente, com o apoio de suas unidades regionais ou por meio de convênios de cooperação, o cumprimento das cláusulas contratuais de prestação de serviços ferroviários e de manutenção e reposição dos ativos arrendados;

V - regulamentar a classificação e a comunicação das ocorrências ferroviárias e apurar as causas de acidentes graves envolvendo vidas humanas, risco ambiental e patrimônio arrendado;

VI - regular e coordenar a atuação dos concessionários, assegurando neutralidade com relação aos interesses dos usuários, orientando e disciplinando o tráfego mútuo e o direito de passagem de trens de passageiros e cargas e arbitrando as questões não resolvidas pelas partes;

VII - aprovar os sistemas de gerenciamento operacional utilizados pelas concessionárias, de forma a garantir a integração do Sistema Ferroviário Nacional e as necessidades do tráfego mútuo e direito de

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passagem;

VIII - articular-se com órgãos e instituições dos Estados, do Distrito Federal e dos Municípios para conciliação do uso da via permanente sob sua jurisdição com as redes locais de metrôs e trens urbanos destinados ao deslocamento de passageiros;

IX - autorizar a suspensão da prestação de serviços concedidos, em parte ou na sua totalidade, e a desativação, temporária ou definitiva, de trechos;

X - autorizar a fusão, incorporação e cisão das concessionárias;

XI - autorizar modificações societárias, coibindo as práticas de monopólio ou de abuso de poder econômico; e

XII - contribuir para a preservação do patrimônio histórico e da memória das ferrovias, em cooperação com as instituições associadas à cultura nacional, orientando e estimulando a participação dos concessionários do setor.

§ 1º No cumprimento do disposto no inciso II deste artigo, a ANTT deverá regulamentar, dentre outros, os procedimentos para devolução de bens, fiscalização, vistoria, transferência de bens entre arrendatárias, alterações, investimentos e incorporação ou desincorporação de bens arrendados, bem assim a cobrança às arrendatárias quanto à substituição ou ressarcimento dos bens destruídos.

§ 2º A ANTT estimulará a formação de associações de usuários, no âmbito de cada concessão ferroviária, para a defesa de interesses relativos aos serviços prestados.

§ 3º A ANTT coordenará os acordos a serem celebrados entre os concessionários arrendatários das malhas ferroviárias e as sociedades sucessoras da Companhia Brasileira de Trens Urbanos - CBTU, em cada Estado ou Município, para regular os direitos de passagem e os planos de investimentos, em áreas comuns, de modo a garantir a continuidade e a expansão dos serviços de transporte ferroviário de passageiros e cargas nas regiões metropolitanas.

Art. 5º Compete à ANTT, especificamente ao transporte rodoviário:

I - promover e julgar licitações e celebrar os contratos de permissão para prestação de serviços de transporte rodoviário interestadual e internacional de passageiros;

II - autorizar o transporte de passageiros, realizado por empresas de turismo;

III - autorizar o transporte de passageiros, sob regime de fretamento;

IV - promover estudos e levantamentos relativos à frota de caminhões, empresas constituídas e operadores autônomos, bem como organizar e manter registro nacional de transportadores rodoviários de cargas;

V - habilitar o transportador internacional de carga;

VI - promover e julgar as licitações e celebrar os contratos de concessão de rodovias federais a serem exploradas e administradas por terceiros; e

VII - fiscalizar diretamente, com o apoio de suas unidades regionais ou por meio de convênios de cooperação, o cumprimento das condições de outorga de autorização e das cláusulas contratuais de permissão para prestação de serviços ou de concessão para exploração da infra-estrutura.

§ 1º Na elaboração dos editais de licitação, para o cumprimento do disposto no inciso VI do **caput**, a ANTT cuidará de compatibilizar a tarifa do pedágio com as vantagens econômicas e o conforto de viagem, transferidos aos usuários em decorrência da aplicação dos recursos de sua arrecadação no aperfeiçoamento da via em que é

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cobrado.

§ 2º A ANTT articular-se-á com os governos dos Estados, no tocante às rodovias federais por eles já concedidas a terceiros, podendo avocar os respectivos contratos e preservar a cooperação administrativa avençada.

§ 3º O disposto no § 2º aplica-se aos contratos de concessão que integram rodovias federais e estaduais, firmados até a data de publicação deste Regulamento.

§ 4º A ANTT deverá coibir a prática de serviços de transporte de passageiros não concedidos, permitidos ou autorizados.

Art. 6º No exercício de seu poder normativo, caberá à ANTT disciplinar, dentre outros aspectos, a outorga, a prestação, a comercialização e o uso dos serviços, bem como:

I - estabelecer restrições, limites ou condições a empresas ou grupos empresariais, quanto à obtenção e transferência de concessões e permissões, visando propiciar competição efetiva e impedir situações que configurem infrações contra a ordem econômica;

II - expedir regras quanto à outorga e extinção de direito de prestação de serviços e de exploração da infra-estrutura de transportes, inclusive as relativas à licitação, observada a política nacional de transportes;

III - disciplinar o cumprimento das obrigações de continuidade da prestação dos serviços e de exploração da infra-estrutura de transportes atribuídas aos concessionários, permissionários e autorizados;

IV - regular a utilização de bens ou serviços de terceiros no cumprimento do contrato de concessão;

V - estabelecer o modelo da estrutura tarifária e do sistema de apropriação de custos;

VI - disciplinar o regime da liberdade tarifária, em mercados em que se inserem os serviços concedidos e permitidos, onde exista ampla e efetiva competição;

VII - definir os termos em que serão compartilhados com os usuários os ganhos econômicos do concessionário e permissionário decorrentes da modernização, expansão ou racionalização da prestação de serviços, bem como de novas receitas alternativas;

VIII - definir a forma pela qual serão transferidos aos usuários os ganhos econômicos que não decorram da eficiência empresarial daqueles que, sob qualquer regime, explorem atividade regulada pela ANTT, tais como, diminuição de tributos ou encargos legais, ou novas regras sobre os serviços;

IX - estabelecer os mecanismos para acompanhamento das tarifas, de forma a garantir sua publicidade;

X - estabelecer os mecanismos para a concessão de descontos de tarifas que não ensejarão a revisão tarifária;

XI - disciplinar as condições de revisão de tarifa decorrente da oneração causada por novas regras sobre os serviços, em especial pelo aumento de encargos legais ou tributos, salvo o imposto sobre a renda;

XII - disciplinar o cumprimento das obrigações de universalização e de continuidade atribuídas aos prestadores de serviços de transporte terrestre;

XIII - fixar prazo para os detentores de outorgas anteriores à vigência deste Regulamento se adaptarem, no que couber, às novas condições estabelecidas na Lei nº 10.233, de 2001;

XIV - disciplinar a fiscalização da prestação dos serviços e da exploração da infra-estrutura de transporte terrestre; e

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XV - editar tabela de emolumentos, preços e multas a serem cobrados.

§ 1º A ANTT, por meio de novos instrumentos de outorga, ratificará e adaptará os direitos das empresas que, na data de sua instalação, forem detentoras de outorgas expedidas por entidades públicas federais do setor dos transportes, conforme dispõem os arts. 13 e 14 da Lei nº 10.233, de 2001.

§ 2º Os novos instrumentos de outorga serão aplicados aos mesmos objetos das outorgas anteriores e serão regidos, no que couber, pelas normas gerais estabelecidas nas Subseções I, II, III e IV, da Seção IV, do Capítulo VI, da Lei nº 10.233, de 2001.

CAPÍTULO II

DA ESTRUTURA ORGANIZACIONAL

Art. 7º A ANTT terá a seguinte estrutura organizacional:

I - Diretoria:

a) Gabinete do Diretor-Geral; e

b) Secretaria-Geral;

II - Procuradoria-Geral;

III - Ouvidoria;

IV - Corregedoria;

V - Auditoria Interna;

VI - Superintendências de Processos Organizacionais; e

VII - Unidades Regionais.

CAPÍTULO III

DA DIREÇÃO E NOMEAÇÃO

Art. 8º A ANTT será dirigida por um Diretor-Geral e quatro Diretores.

§ 1º Os membros da Diretoria serão nomeados pelo Presidente da República, após aprovação pelo Senado Federal, para cumprir mandatos de quatro anos, não coincidentes, nos termos da alínea "f" do inciso III do art. 52 da Constituição Federal, admitida uma recondução.

§ 2º O Diretor-Geral será nomeado pelo Presidente da República dentre os integrantes da Diretoria, e investido na função pelo prazo fixado no ato de nomeação.

§ 3º A Diretoria designará um de seus integrantes para assumir a direção geral nas ausências eventuais e impedimentos legais do Diretor-Geral.

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§ 4º A data em que for publicado o decreto de nomeação dos primeiros membros da Diretoria será considerada como termo inicial de todos os mandatos, devendo ser observada, a partir de então, para a renovação anual de diretores.

§ 5º O termo inicial fixado de acordo com o § 4º prevalecerá para cômputo da duração dos mandatos, mesmo que as nomeações e posses subseqüentes venham a ocorrer em datas diferentes.

Art. 9º O Procurador-Geral deverá ser bacharel em Direito com experiência no efetivo exercício da advocacia e será nomeado pelo Presidente da República, atendidos os pré-requisitos legais e as instruções normativas da Advocacia-Geral da União.

Art. 10. O Ouvidor será nomeado pelo Presidente da República para mandato de três anos, admitida uma recondução.

Art. 11. O Corregedor será indicado pelo Ministro de Estado dos Transportes e nomeado pelo Presidente da República.

Art. 12. Os demais dirigentes serão nomeados segundo o disposto na legislação pertinente.

CAPÍTULO IV

DAS COMPETÊNCIAS DOS ÓRGÃOS

Art. 13. À Diretoria da ANTT compete, em regime de colegiado, analisar, discutir e decidir, em instância administrativa final, as matérias de competência da Autarquia, bem como:

I - decidir sobre o planejamento estratégico da ANTT;

II - estabelecer as diretrizes funcionais, executivas e administrativas a serem seguidas, zelando pelo seu efetivo cumprimento;

III - decidir sobre políticas administrativas internas e de recursos humanos e seu desenvolvimento;

IV - manifestar-se sobre os nomes indicados pelo Diretor-Geral para o exercício dos cargos de Superintendentes de Processos Organizacionais;

V - aprovar o regimento interno da ANTT;

VI - deliberar sobre a criação, a extinção e a forma de supervisão das atividades das Unidades Regionais;

VII - delegar a Diretor competência para deliberar sobre aspectos relacionados com as Superintendências de Processos Organizacionais;

VIII - exercer o poder normativo da ANTT;

IX - aprovar normas de licitação e contratação próprias da ANTT;

X - aprovar editais de licitação, homologar adjudicações, bem assim decidir pela prorrogação, transferência, intervenção e extinção em relação a concessões, permissões e autorizações, obedecendo ao plano geral de outorgas, na forma do regimento interno, normas, regulamentos de prestação de serviços e dos contratos firmados;

XI - aprovar propostas de declaração de utilidade pública necessárias à execução de projetos e investimentos, no âmbito das outorgas estabelecidas, nos termos da legislação pertinente;

XII - decidir sobre a aquisição e a alienação de bens;

XIII - autorizar a contratação de serviços de terceiros, na forma da legislação em vigor;

XIV - aprovar o orçamento da ANTT, a ser encaminhado ao Ministério dos Transportes;

XV - aprovar a requisição, com ônus para a ANTT, de servidores e empregados de órgãos e entidades integrantes da Administração Pública, quaisquer que sejam as funções a serem exercidas, nos termos do art. 16 da Lei nº 9.986, de 18 de julho de 2000;

XVI - autorizar, na forma da legislação em vigor, o afastamento do País de servidores para o desempenho de atividades técnicas e de desenvolvimento profissional;

XVII - deliberar na esfera administrativa quanto à interpretação da legislação e sobre os casos omissos; e

XVIII - elaborar relatório anual de suas atividades, nele destacando o cumprimento das políticas do setor.

Art. 14. As decisões da Diretoria serão tomadas pelo voto da maioria absoluta de seus membros, cabendo ao Diretor-Geral o voto de qualidade, e serão registradas em atas que ficarão disponíveis para conhecimento geral, juntamente com os documentos que as instruam.

§ 1º Os atos normativos da Diretoria serão publicados no Diário Oficial da União.

§ 2º Quando a publicidade colocar em risco a segurança do País, ou violar segredo protegido, os registros correspondentes serão mantidos em sigilo.

§ 3º Cada Diretor votará com independência, fundamentando seu voto, vedada a abstenção.

Art. 15. Ao Gabinete do Diretor-Geral compete:

I - assistir ao Diretor-Geral em sua representação política e social, ocupar-se das relações públicas e do preparo e despacho do seu expediente pessoal;

II - acompanhar o andamento dos projetos de interesse da ANTT em tramitação no Congresso Nacional;

III - providenciar o atendimento às consultas e aos requerimentos formulados pelo Congresso Nacional;

IV - providenciar a publicação oficial e a divulgação das matérias relacionadas com a área de atuação da ANTT;

V - planejar, coordenar e supervisionar o desenvolvimento das atividades de comunicação social da ANTT; e

VI - exercer outras atribuições que lhe forem cometidas pelo Diretor-Geral.

Art. 16. À Secretaria-Geral compete prestar apoio à Diretoria, organizando as pautas das reuniões, expedindo as convocações e notificações e, quando for o caso, providenciando as publicações correspondentes, elaborando as atas e as súmulas das deliberações.

Art. 17. À Procuradoria-Geral, órgão vinculado à Advocacia-Geral da União, compete:

I - executar as atividades de consultoria e assessoramento jurídicos;

II - emitir pareceres jurídicos;

III - exercer a representação judicial da ANTT com as prerrogativas processuais da Fazenda Pública, nos termos do disposto na Lei Complementar nº 73, de 10 de fevereiro de 1993;

IV - representar judicialmente os titulares e ex-titulares de Cargos Comissionados e de Cargos Comissionados Técnicos da Autarquia, inclusive promovendo ação penal privada ou representando perante o Ministério Público, quando vítimas de crime, quanto a atos praticados no exercício de suas atribuições constitucionais, legais ou regulamentares, no interesse público, especialmente da Autarquia, podendo, ainda, quanto aos mesmos atos, impetrar **habeas corpus** e mandado de segurança em defesa dos agentes públicos;

V - apurar a liquidez e certeza dos créditos, de qualquer natureza, inerentes às suas atividades, inscrevendo-os em dívida ativa, para fins de cobrança amigável ou judicial;

VI - assistir as autoridades da ANTT no controle interno da legalidade administrativa dos atos a serem praticados, inclusive examinando previamente os textos de atos normativos, os editais de licitação, contratos e outros atos dela decorrentes, bem assim os atos de dispensa e inexigibilidade de licitação; e

VII - opinar previamente sobre a forma de cumprimento de decisões judiciais.

Art. 18. À Ouvidoria compete receber pedidos de informações, esclarecimentos e reclamações afetos à ANTT.

Art. 19. À Corregedoria compete:

I - fiscalizar as atividades funcionais da ANTT;

II - apreciar as representações que lhe forem encaminhadas relativamente à atuação dos servidores;

III - realizar correição nos diversos órgãos e unidades, sugerindo as medidas necessárias à racionalização e eficiência dos serviços; e

IV - instaurar, de ofício ou por determinação superior, sindicâncias e processos administrativos disciplinares relativamente aos servidores, submetendo-os à decisão da Diretoria.

Parágrafo único. A instauração de sindicâncias e de processos administrativos disciplinares relativos a atos da Diretoria ou de seus membros será da competência do Ministro de Estado dos Transportes.

Art. 20. À Auditoria Interna compete:

I - fiscalizar a gestão orçamentária, financeira, administrativa, contábil, de pessoal e patrimonial e demais sistemas administrativos e operacionais da Autarquia, de acordo com o Plano Anual de Atividades de Auditoria aprovado pela Diretoria;

II - elaborar relatório das auditorias realizadas, propondo medidas preventivas e corretivas dos desvios detectados, se for o caso, encaminhando-o à Diretoria; e

III - responder pela sistematização das informações requeridas pelos órgãos de controle do Governo Federal.

Art. 21. Às *Superintendências de Processos Organizacionais compete o planejamento, a organização, o* controle e a avaliação dos processos organizacionais e operacionais da ANTT, no âmbito de suas respectivas competências.

Art. 22. Às Unidades Regionais compete:

I - administrar e gerenciar os serviços, programas e projetos descentralizados atribuídos à unidade, *fiscalizando o cumprimento das normas e padrões estabelecidos*; e

II - assessorar o Diretor-Geral, propondo medidas necessárias à agilização e ao aprimoramento de suas atividades.

CAPÍTULO V

DAS ATRIBUIÇÕES DOS DIRIGENTES

Art. 23. Incumbe ao Diretor-Geral a representação da ANTT, o comando hierárquico sobre pessoal e serviços, exercendo a coordenação das competências administrativas, e a presidência das reuniões da Diretoria.

Art. 24. São atribuições comuns aos Diretores:

I - cumprir e fazer cumprir as disposições regulamentares no âmbito das atribuições da ANTT;

II - zelar pelo desenvolvimento e credibilidade interna e externa da ANTT e pela legitimidade de suas ações;

III - zelar pelo cumprimento dos planos e programas da ANTT;

IV - praticar e expedir os atos de gestão administrativa no âmbito das atribuições que lhes forem conferidas;

V - executar as decisões tomadas de forma colegiada pela Diretoria; e

VI - contribuir com subsídios para proposta de ajustes e modificações na legislação, necessários à modernização do ambiente institucional de atuação da ANTT.

Art. 25. Ao Procurador-Geral incumbe:

I - coordenar as atividades de assessoramento jurídico da Autarquia;

II - participar, quando convocado, das sessões e reuniões da Diretoria, sem direito a voto;

III - receber as citações e notificações judiciais;

IV - desistir, transigir, firmar compromisso e confessar nas ações de interesse da ANTT, autorizado pela Diretoria;

V - aprovar os pareceres jurídicos dos procuradores; e

VI - representar ao Ministério Público para início de ação pública de interesse da ANTT.

Art. 26. Ao Ouvidor incumbe:

I responder diretamente aos interessados os pedidos de informações, esclarecimentos e reclamações afetos à ANTT; e

II - produzir semestralmente, ou quando a Diretoria da ANTT julgar oportuno, relatório circunstanciado de suas atividades.

Parágrafo único. A Diretoria da ANTT prestará o apoio necessário à Ouvidoria para o fiel cumprimento de suas atribuições.

Art. 27. Ao Corregedor incumbe a fiscalização das atividades funcionais da ANTT.

Art. 28. Ao Auditor-Chefe incumbe a fiscalização da gestão administrativa, orçamentária contábil, patrimonial e de pessoal da ANTT.

Art. 29. Ao Chefe de Gabinete, ao Secretário-Geral, aos Superintendentes, aos Chefes de Unidades Regionais e aos demais dirigentes incumbe planejar, dirigir, coordenar e orientar a execução das atividades das respectivas unidades e exercer outras atribuições que lhes forem cometidas em regimento interno.

CAPÍTULO VI

DAS DISPOSIÇÕES GERAIS

Seção I

Do Processo Decisório

Art. 30. O processo decisório da ANTT obedecerá aos princípios da legalidade, impessoalidade, moralidade, publicidade e eficiência.

Art. 31. A ANTT dará tratamento confidencial às informações técnicas, operacionais, econômico-financeiras e contábeis que solicitar às empresas prestadoras de serviços, desde que sua divulgação não seja diretamente necessária para:

I - impedir a discriminação de usuários ou prestadores de serviço; e

II - verificar o cumprimento das obrigações assumidas em decorrência de autorização, permissão ou concessão.

Art. 32. As iniciativas de projetos de lei, alterações de normas administrativas e decisões da Diretoria para resolução de pendências que afetem os direitos de agentes econômicos ou de usuários de serviços de serão precedidas de audiência pública com os objetivos de:

I - recolher subsídios para o processo decisório da ANTT;

II - propiciar aos agentes e usuários dos serviços de transporte terrestre a possibilidade de encaminhamento de seus pleitos e sugestões;

III - identificar, da forma mais ampla possível, todos os aspectos relevantes à matéria objeto da audiência pública; e

IV - dar publicidade à ação regulatória da ANTT.

§ 1º No caso de anteprojeto de lei, a audiência pública ocorrerá após prévia comunicação à Casa Civil da Presidência da República.

§ 2º Na invalidação de atos e contratos, será previamente garantida a manifestação dos interessados.

§ 3º Os atos normativos da ANTT somente produzirão efeito após publicação no Diário Oficial da União, e aqueles de alcance particular, após a correspondente notificação.

§ 4º Qualquer pessoa, desde que seja parte interessada, terá o direito de peticionar ou de recorrer contra atos da ANTT, no prazo máximo de trinta dias da sua oficialização, observado o disposto em regulamento próprio.

Seção II

Das Receitas e do Orçamento

Art. 33. Constituem receitas da ANTT:

I - dotações que forem consignadas no Orçamento Geral da União, créditos especiais, transferências e repasses;

II - recursos provenientes dos instrumentos de outorgas e arrendamentos administrados pela ANTT;

III - produto da arrecadação de taxas de fiscalização, tanto da prestação de serviços quanto da exploração de infra-estrutura, atribuídas à ANTT;

IV - recursos provenientes de acordos, convênios e contratos, inclusive os referentes à prestação de serviços técnicos e fornecimento de publicações, material técnico, dados e informações;

V - produto da arrecadação da ANTT, decorrente da cobrança de emolumentos e multas; e

VI - outras receitas, inclusive as resultantes de aluguel ou alienação de bens, da aplicação de valores patrimoniais, de operações de crédito, de doações, legados, subvenções e exploração de serviços nas vias concedidas, não previstos em contrato.

Art. 34. A ANTT submeterá ao Ministério dos Transportes proposta orçamentária anual nos termos da legislação em vigor, acompanhada de quadro demonstrativo do planejamento plurianual das receitas e visando ao seu equilíbrio orçamentário e financeiro nos cinco exercícios subseqüentes.

Parágrafo único. O superávit financeiro anual apurado pela ANTT, relativo aos incisos II a V do art. 33, deverá ser incorporado ao respectivo orçamento do exercício seguinte, de acordo com a Lei nº 4.320, de 17 de março de 1964, não se lhe aplicando o disposto no art. 1º da Lei nº 9.530, de 10 de dezembro de 1997, podendo ser utilizado no custeio de despesas de manutenção e funcionamento da ANTT e em projetos de estudos e pesquisas no campo dos transportes.

Art. 35. A prestação de contas anual da administração da ANTT, depois de aprovada pela Diretoria, será submetida ao Ministro de Estado dos Transportes, para remessa ao Tribunal de Contas da União - TCU, observados os prazos previstos em legislação específica.

CAPÍTULO VII

DAS DISPOSIÇÕES FINAIS

Art. 36. O regimento interno disporá sobre o detalhamento da estrutura e atribuições das unidades administrativas da ANTT.

Art. 37. Serão transferidos para a ANTT os contratos já celebrados, os acervos técnicos, incluindo registros, dados e informações, detidos por órgãos e entidades do Ministério dos Transportes encarregados da regulação, tanto da prestação de serviços quanto da exploração da infra-estrutura de transportes terrestres.

Art. 38. A ANTT poderá organizar e implantar, em benefício de seus servidores e respectivos dependentes, serviços e programas de assistência social, médica, odontológica, hospitalar, alimentar e de transportes, na forma da lei.

Parágrafo único. Os serviços e programas de que trata este artigo poderão ser executados diretamente ou mediante convênios e contratos com entidades especializadas, públicas ou particulares.

Art. 39. A ANTT apresentará ao Ministro de Estado dos Transportes suas necessidades de pessoal a ser absorvido no Quadro de Pessoal Específico de que trata o art. 113 da Lei nº 10.233, de 2001, levando em consideração a experiência acumulada e os conhecimentos especializados de seus ocupantes.

Art. 40. Fica delegada ao Ministro de Estado dos Transportes competência para decidir, mediante proposta apresentada pela Diretoria da ANTT, sobre a absorção, no Quadro de Pessoal em Extinção da Agência, dos empregados regidos pela Consolidação das Leis do Trabalho dos quadros de pessoal de que trata o art. 114-A da Lei nº 10.233, de 2001.

ANEXO II

a) Quadro Demonstrativo dOS Cargos ComissIONADOS E DOS CARGOS COMISSIONADOS TÉCNICOS da agência nacional de transportes terrestres - ANTT

Unidade	**Cargo Função Nº**	**Denominação Cargo/Função**	**CÓDIGO**
DIRETORIA	1	Diretor-Geral	CD I
	4	Diretor	CD II
Gabinete do Diretor-Geral	1	Chefe de Gabinete	CGE II
Secretaria-Geral	1	Secretário-Geral	CAS I
Procuradoria-Geral	1	Procurador-Geral	CGE II
Ouvidoria	1	Ouvidor	CGE II
Corregedoria	1	Corregedor	CGE II
Auditoria Interna	1	Auditor	CGE II
	6		CGE I
	10		CGE II
	41		CGE III
	13		CA I
	4		CA II
	6		CA III
	27		CAS I
	28		CAS II

PAGE 189 OF 191 PAGES
EXHIBIT INDEX ON PAGE 3

	100		CCT I
	87		CCT II
	67		CCT III
	53		CCT IV
	30		CCT V

b) Quadro RESUMO de Cargos ComissIONADOS E cargos comissionados técnicos da Agência Nacional de transportes terrestres - ANTt

CÓDIGO	QUANTIDADE
CD I	1 4
CD II	4 15
CGE I	6
CGE II	15
CGE III	41
CA I	13
CA II	4
CA III	6
CAS I	28
CAS II	28
CCT V	30
CCT IV	53
CCT III	67
CCT II	87
CCT I	100
TOTAL	**483**

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